9/18

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Innenergy PLC

*CURRENT ADDRESS

PROCESSED

SEP 24 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2142 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : 9/20/02

ANNUAL REPORT AND ACCOUNTS 2002

SEC No 82 - 2142

AR/S
3-31-02

MANAGING CUSTOMERS' ASSETS



invensys

WORKING WITH OUR CUSTOMERS

Front cover: Aurora Plaza in Shanghai embodies the new opportunities for the new Invensys. It is not only the first Government classified 'Intelligent Office Building' in China, with the entire building automation system supplied by Invensys, but also the first major project of its kind carried out by Invensys in China.

Invensys project manager Jane He discusses the Aurora Plaza installation with Chen Jun (left) and Liao Yuan Rong (right) of Aurora.

Our customers are the architects of our new strategy. Listening to them as part of our strategy review gave us a clear picture of their requirements and we are now shaping the Group to meet these. Developing a more active dialogue will improve our ability to anticipate their future needs and establish Invensys as their trusted strategic partner.

At the April 2002 Invensys Launch Conference, executives from some of our major customers participated in a discussion forum on what they expect of Invensys.



We are determined that the past year should mark the end of a disappointing period in the Group's performance.

In February 2002, we announced our new strategy following an extensive review of market opportunities, customers' needs and our own areas of greatest strength.

Going forward, we have simplified our structure to concentrate on the management of customers' production assets and energy resources – two areas where we can provide them with measurable advantages.

To realise our potential, we are driving radical change – change that will:

- draw our separate businesses together as an integrated Group;
- direct our energies towards our customers;
- dramatically improve our core processes and market positions.

We are confident that we are also building the leadership, systems and capabilities to sustain this transformation.

That is what shareholders should measure us on in the years ahead.

Group sales £m


1999 H1
4,861
1999 H2
4,553
2000 H1
4,589
2000 H2
4,445
2001 H1
3,816
2001 H2
4,047
2002 H1
3,567
2002 H2
3,405

Group operating profit £m
Before exceptional items and goodwill amortisation


1999 H1
631
1999 H2
593
2000 H1
591
2000 H2
557
2001 H1
474
2001 H2
460
2002 H1
276
2002 H2
273

"YOUR BOARD DECIDED THAT A COMPREHENSIVE AND FAR-REACHING REVIEW OF THE GROUP'S ACTIVITIES WAS ESSENTIAL TO ESTABLISH A ROUTE BACK TO PROFITABLE GROWTH."



Dear shareholder,

The difficult trading environment we were experiencing when I wrote to you last year turned out to be more severe than anyone could have predicted. After a tough start, prospects of recovery were further damaged by the tragic events of September 11. The destruction of the World Trade Center Towers had a profound impact on us as human beings and I would like to express, on behalf of everyone at Invensys, our sincere sympathy to the families and friends of all the victims of that terrible event.

For the second successive year, sales fell in some of our most important businesses. Despite significant measures to reduce our costs and employee numbers, Group profits continued to drop sharply. Allen Yurko resigned as Chief Executive at the end of the first half. Rick Haythornthwaite succeeded him and, in the second half of the year, the Group's performance stabilised at the level of the first half.

Results summary and dividend

Group sales were down 11% at £6,972 million (2001: £7,863 million), driven principally by the US industrial recession and the severe downturn in global telecoms demand. Group operating profit before exceptional items and goodwill amortisation fell by 41% to £549 million (2001: £934 million). Corporate and operating exceptional items – including a write-off of goodwill associated with disposals of £479 million – have resulted in the Group recording a loss of £869 million for the year (2001: profit of £70 million). The underlying earnings per share were 7.7p (2001: 13.7p). Free cash flow of £266 million was a marked improvement on last year's outflow of £241 million. Net debt at the year end was down to £3.0 billion and this has been reduced further by the proceeds of post balance sheet disposals.

In the context of the Group's performance and the need to conserve cash and reduce our level of indebtedness, the Board is recommending a final dividend of 1.0p. Together with the interim dividend of 1.0p, this makes a total for the year of 2.0p (2001: 7.7p) and establishes the base from which to grow the dividend dependent on future performance.

Strategy review

In appointing Rick Haythornthwaite, your Board decided that a comprehensive and far-reaching review of the Group's activities was essential to establish a route back to profitable growth. The Board's objective for this process was to find the best option for creating shareholder value. In addition, we were determined that:

- any operational strategy must show a clear route for delivering returns comparable with the Group's international peers;
- we must reduce the span of businesses to those where the market growth potential is attractive and sector leadership is attainable;
- revenues must be driven more by the provision of solutions and services valued by customers than by the manufacture of products that are becoming increasingly commoditised;
- the strategy must achieve substantial debt reduction without destruction of shareholder value;
- the leadership team must put in place the talent and processes to ensure accountability and therefore delivery; and
- investors must be given transparency as to targets, progress and reporting of performance.

Full details of the outcome of the strategy review, its objectives and progress to date are included in the Chief Executive's review on pages 4 to 7.

Acquisitions and disposals

Our focus during the year has been on disposals rather than acquisitions. Among the largest of these was the disposal of the Energy Storage business, completed in March 2002 for £287 million ($425 million). The same month we announced the disposal of Flow Control for £366 million ($535 million), which was completed in May 2002. As part of the strategy review, we identified further businesses for disposal, which now comprise the Industrial Components and Systems division. These businesses will be actively managed to ensure that performance is maintained and full value is realised. We remain confident that we can complete our disposal programme by the end of the current financial year and achieve, in total, at least £1.5 billion to reduce our debt levels.

Corporate governance

We are committed to maintaining the highest standards of corporate governance and much of the new legislation proposed by the UK Department of Trade and Industry, relating to directors' remuneration, reflects what we have previously adopted as best practice.

Sustainable development

Since Invensys was formed, we have continually increased our commitment to broader social responsibility and sustainability. In this year's Report we state our guiding principles, the Invensys Intent, on pages 26 to 31. Our new strategy, focused on increasing resource productivity, brings together our corporate commitment in this area and our ability to deliver it for our customers. By also ensuring that the long-term relationships we develop with our stakeholders are built on mutual respect and trust, the Invensys Intent will underpin our strategic goals.

Customers and suppliers

The global economic uncertainty has caused a turbulent time not only for our Group, but also for many of our customers and suppliers. I want to thank all our business partners for their continuing loyalty and to confirm that we are committed to creating ever stronger reciprocal relationships in the future.

Employees

The actions we have had to take in the face of the economic downturn have resulted in a substantial reduction in the number of our employees to 73,000 as at 31 March 2002. This undoubtedly weakened their confidence in the Group's future. We believe that the new strategy will bring greater stability and certainty and the Executive Team has put an immense effort into communicating the new vision and strategy for the Group to all our people. This communications programme will continue in order to ensure that our employees are supported through the present changes and kept fully informed of our progress towards achieving our goals. I thank our employees for their tenacity and loyalty during the past year and add my personal message of encouragement to them to contribute to our ambitious goals in the years ahead.

Board changes

Rick Haythornthwaite joined the Board last July and took over as Chief Executive in October 2001. Allen Yurko retired from his position as Chief Executive in September 2001 and from the Board in January 2002. We are very grateful to Allen for his energy and drive in the formative years of Invensys, as well as his enormous contribution to the growth and success of Siebe between 1989 and 1999.

In March 2002, Larry Farmer joined the Board as a non-executive director. He brings in-depth experience of the oil and gas industry and of project management. In the same month, Hugh Collum retired from the Board. I thank Hugh for his considerable contribution to Invensys and previously to Siebe. In May 2002, Paolo Scaroni joined the Board as a non-executive director. However, his subsequent appointment as Chief Executive of Enel, based in Rome, has required him to step down. We are sorry to lose his services. Bob Bauman will retire from the Board at the AGM in July 2002. I thank him for his very valuable contribution to both Invensys and BTR.

I should also like to record my appreciation to all my Board colleagues for their steadfast support during this year of tough decisions for Invensys. They have shown real determination to fulfil the original intent of the merger in creating a Group to achieve results compatible with the interests of shareholders.

US listing

Last year we announced that we would be seeking to list the Group on the New York Stock Exchange during 2002. Whilst listing remains our intention, we have decided to delay this in order to focus fully on the implementation of our new strategy and the completion of our disposal programme.

Outlook

Orders from automation and controls sectors, particularly in the US, are now increasing in several businesses within our two core divisions of Production Management and Energy Management. However, with the technology sectors remaining depressed, any economic recovery is fragile.

We expect the first benefits from our phased investment in new capabilities and processes to become apparent in the second half. Provided that economic conditions do not deteriorate, we aim to offset the dilutive effect of our recent disposals. At the same time, our net debt and therefore interest payments will continue to reduce with disposal proceeds.

We have set ourselves a bold vision and ambitious targets and the commitment among our employees and managers to these goals is growing day by day. We will continue to combine disciplined process with a systematic development of our talent base, in order to ensure that our strategy delivers the earnings progression of which your company is capable.

Lord Marshall of Knightsbridge, Chairman
14 June 2002

"WE HAVE A STRATEGY ENDORSED BY OUR CUSTOMERS, RIGOROUS PROCESSES TO DELIVER NECESSARY CHANGE AND PEOPLE DETERMINED TO MAKE THINGS HAPPEN FOR OUR CUSTOMERS AND, THEREFORE, OUR SHAREHOLDERS."

The past year – my first with Invensys – has been demanding but rewarding. Demanding, because the Group has faced a wide range of problems requiring urgent attention. Rewarding, because we have received substantial goodwill and support from employees, customers, suppliers and shareholders as we tackle these issues and set Invensys on the road to recovery.

The research I conducted before joining the Group revealed a fundamentally sound company with a number of good brands, products and market positions, but a track record of persistent under-performance. I saw a Group embattled by a severe cyclical and economic downturn. This was masking not only its considerable potential but also deflecting management attention from the fundamental barriers which stood between Invensys and its very real growth opportunities. These impressions have been more than confirmed in my first eight months.

Strategy review

Immediately following my appointment to the Board in July 2001, we launched a comprehensive strategy review to determine the best option for creating shareholder value and achieving returns that compare favourably with those of our global peers. The review was rigorous and deliberately radical: with no preconceptions about the future size or shape of Invensys, we set out to challenge accepted wisdom both inside and outside the Group. We listened at length to our customers, business partners, employees and industry experts. We collected and analysed data on our markets, competitors, business opportunities and historic performance. Above all, we involved as many of our people as possible in the review process. We then tested a number of strategic alternatives for their fit with customers' demands, their potential for rapid recovery and their ability to deliver the overriding requirement of enhanced shareholder value.

The primary message from customers was startlingly clear and consistent. They have an urgent need to get ever more performance from their businesses. Under-utilisation of assets, systems failure, waste, rising energy costs – these are all increasingly unacceptable. In addition, the pace of change is such that customers need help outside their own skills base, to address these challenges. Those companies able to provide greater reliability and capacity – and measurable improvements in productivity – can become indispensable partners in their customers' future.

Second, we found that we already possess many of the attributes which customers are seeking. We have a unique combination of technologies, loyal and experienced employees and specific expertise in a number of industries. What we have consistently failed to do is use these strengths to take us



Rick Haythornthwaite, Chief Executive

from the status of 'preferred supplier' to 'lifetime strategic partner'. Fortunately, the review showed that none of our competitors has done this either – thus offering us the space to match our skills to the solutions that customers need and want.

Third, our review confirmed the imperative for focus. We must concentrate our efforts on those sectors with the best growth potential and where our strengths can be built into competitive leadership. Two areas – closely related – stood out from our market analysis as having not only excellent opportunities, but also a strong match with our existing customer base, knowledge and technology. Both are about our ability to relieve pressure points for our customers. The first concerns the fact that rising investor expectations constantly ratchet up our customers' need to maximise their returns on capital investment and the efficiency of their supply chains. The second arises from their need to handle rising energy costs, worldwide de-regulation of energy markets and the growing impact of environmental legislation. These two areas open up a range of new and attractive market opportunities where we are particularly well placed to develop innovative solutions. Both require us to develop excellence in similar skill sets and both share the objective of increasing customers' resource productivity.

From a financial standpoint, the review clarified the Group's position and underlined the importance of tackling our indebtedness and improving cash generation.

Finally, the review revealed major internal issues requiring immediate attention. The size and complexity of the Group and its continual restructuring since the merger had lowered morale and created an inward-looking mindset that prevented the sharing of expertise. Poor execution and lack of sound processes had harmed certain customer relationships. It was clear that new leadership was needed to address these issues.

In February 2002, we announced the conclusions of the review. We committed to transform Invensys by:

- focusing on resource productivity;
- simplifying our structure around the delivery of benefits to customers;
- selling businesses which do not contribute to our strategy to fund investment and reduce our debt; and
- ensuring that we have the people, technology and processes to achieve a step change in the quality of our performance.

New organisation

To enable us to implement the strategy, we announced a new organisation structure, which took effect on 1 May 2002. The **Production Management division** comprises the former Software Systems businesses – including APV, Baan, Foxboro, Triconex and Wonderware – together with APV Baker and Eurotherm from Automation Systems. This division provides services and solutions to maximise customers' returns on asset investments and to optimise performance across their entire supply chains. With more than 50,000 installations worldwide, Production Management serves the sectors of oil, gas, chemicals and power generation; food, beverage and personal healthcare; pulp and paper; mining and cement; and discrete manufacturing.

The **Energy Management division** combines Energy Solutions, Metering Systems, Appliance Controls, Climate Controls and Home Controls from the former Control Systems division, and Powerware from the former Power Systems division. The new division works with customers engaged in the supply, measurement and demand for energy and water to reduce costs, conserve resources, comply with environmental regulations and to improve the quality, reliability and continuity of their energy supply. Key sectors include commercial, industrial and residential buildings, healthcare, data communications and utilities.

In addition to these core divisions, our **Development division** comprises three businesses – Rail Systems, Wind Power and Power Components – that enjoy strong positions in high growth markets but currently fall outside our strategic focus. Each of these businesses faces strategic milestones in the immediate future and we will continue to support them while judging their ability to become part of our core.

Finally, the **Industrial Components and Systems division** comprises businesses identified as non-core which we are actively seeking to sell in order to reduce our debt and fund our new strategy.

Further detail on our new divisions is given on pages 10 to 15.

Leadership

To ensure effective delivery of the new strategy, the Executive Team has been strengthened and expanded to 14 members to lead our divisions, the four new performance initiatives and Group-level functions. Most recently, it is a measure of our progress that we have been able to attract people of the calibre of Leo Quinn, Chief Operating Officer of Production Management; Dan Leff, Chief Operating Officer of Energy Management; Shelley Stewart for Lean Supply Chain; Teri Johnson, who leads the Customer Development initiative; and Ed Mulvey, who heads up Service Delivery. Full details of the Executive Team are given on pages 8 to 9.

Individual performance contracts will shortly be in place for more than 500 of our senior managers. Our priority now is to strengthen the next levels of leadership and develop our talent throughout the organisation. I am delighted with the number of good people I constantly meet as I travel round our operations. We are committed to providing challenging and rewarding careers for our current and future employees and are putting in place a structured appraisal and development framework to achieve this.

2001/02 performance and strategic progress

Whilst the decline in our sales and operating profits was driven principally by severe market conditions, it was exacerbated by internal issues. The stabilisation of our second half performance similarly reflected both the late recovery in US industrial and consumer demand and our first actions to address problems identified in the strategy review. The performance of each division is reviewed in detail on pages 22 to 25.

With these results, we comfortably met the requirements of our banking covenants with interest cover of 3.2 times for the year and a healthy 4.0 times for the second half. We dramatically improved our cash generation from last year's outflow of £241 million to an inflow of £266 million. We made good progress on our disposal programme, realising approximately £230 million in net cash proceeds between September 2001 and the year end, reducing net debt to £3.0 billion. Since then we have received a further £366 million in respect of the Flow Control disposal and negotiated a new £979 million ($1.39 billion) loan facility to gain the financial headroom to implement our strategy.

Implementation

These are solid achievements; but I do not pretend they have done any more than provide a launchpad for the swift implementation of our new strategy.

This has two phases. The first will deliver a rapid **recovery** through a large number of localised projects for performance improvement. These will focus on the four areas identified in the strategy review as key to all our businesses – customer development, service delivery, project management and lean supply chain. These will strengthen our capacity for sustained revenue and margin recovery, and help us to replace the profits lost through our disposal programme; a difficult objective this year without some market help, but one that we are squaring up to now.

The second **repositioning** phase – which to some extent will parallel recovery – involves the radical long-term repositioning of Invensys as a leader in providing customers with greater resource productivity. This will require close collaboration among our businesses on our major accounts, supply chain, future technology and the delivery of sophisticated new performance services.

Performance improvement teams

Delivery of the strategy demands a systematic transformation of the way we do business. To place this change in the hands of all our employees, we have developed a programme called **INVEST**. This gives their ideas for local or cross-business performance improvements the structure and skills necessary to deliver results to the bottom line.

We launched INVEST at a major internal conference in April 2002. Every business now has a programme manager, with 1,000 project leaders being trained to take on specific projects. Over 650 potential performance improvements are being tracked on our new Intranet, nominated either spontaneously from the businesses or in response to our strategic initiatives.

The programme will run for up to four years, at the end of which we expect a minimum annualised profit benefit of £200 million. Any upturn in the global economy or our particular markets will increase that figure. In 2002/03, the minimum profit enhancement we would consider tolerable is £50 million net, a one-for-one return on the budgeted programme costs this year, and we are aiming for up to double that return. Each of our initiatives will contribute to those targets.

Key metrics for **customer development** include customer satisfaction and retention and employee satisfaction, which correlates closely with customer satisfaction. Among targeted customers we expect


POWERWARE

A Powerware service technician carries out routine testing and maintenance on a US National Oceanic and Atmospheric Administration installation in Flagstaff, Arizona. Our ability to deliver a complete portfolio of end-to-end services has been a key requirement in winning a series of major power systems contracts from multiple US Government entities.



At a management conference to mark the launch of the new Invensys organisation, over 350 managers from throughout the Group made their personal commitments towards delivering their part of the strategy and so helping to achieve our shared goal.

sales growth of 1 to 2 percentage points, 1 to 2 points' margin improvement and 50% reduction in customer attrition.

The prime goals in **service delivery** are to increase our counter-cyclical service revenues by 5 to 15 percentage points of total sales and to improve service margins by 5 to 10 points, as well as achieving higher rates in contract renewals and problem resolution.

In **project management**, an early pilot in Production Management is on track to increase margins by 2 to 3 points this year on their existing projects. Over the next three years, we aim to improve gross margins across our entire project portfolio – currently a third of all revenues – by up to 10 points, generate positive cash flow through staged payments and contribute strongly to customer retention.

Our **lean supply chain** initiative is targeting reductions in cost, inventory and the number of suppliers and the formation of stronger strategic partnerships. Its long-term objective is a 1 to 2 point improvement in Group margin over time.

Details on the activities of the four key initiatives are given on page 16.

Invensys today
We are now very much on track. We have stabilised the Group's performance, strengthened its leadership, established a new structure and made a good start on our debt reduction. We have comfortably met our banking covenants and turned round the Group's cash flow performance. We have launched our change programme for short- to mid-term recovery and put in place a performance framework with meaningful, agreed metrics for the long-term. We are working on greater collaboration, common systems and shared technology development. Inevitably, in the first stages of any change process, activity outpaces results; but the results will follow, because we have a strategy endorsed by our customers, rigorous processes to deliver necessary change and people determined to make things happen for our customers and, therefore, for our shareholders.

Invensys 2006
We now have a common goal. We want to become known as the company that transformed itself – sharp, focused and followed by competitors. We want to build tenacious relationships where we become an essential, seamless presence inside our customers' businesses. We want to be known as specialists in key industries, continually leading on applications, service reach and market share. We want to create a talent pool which combines the voice of experience with a constant flow of young, ambitious leaders of the future. We want to become our investors' benchmark for growth, cash generation, profits and returns amongst our peers. Above all, we want to develop a strong reputation in all regions for corporate citizenship and the creation of resource productivity, which enhances our businesses' ability to perform effectively in their markets.

Rick Haythornthwaite, Chief Executive
14 June 2002



Photographs
Leo Quinn
Victoria Scarth
Teri Johnson
Alex Tregellas
Rod Powell
Victoria Hull
Shelley Stewart
Bob Hitt
Regina Hitchery
Dan Leff
Ed Mulvey



A NEW TEAM AND FRESH TALENT TO DRIVE OUR STRATEGY THE EXECUTIVE TEAM HAS BEEN SUBSTANTIALLY RESTRUCTURED TO DELIVER OUR NEW STRATEGY. EACH DIVISION IS NOW LED BY A CHIEF OPERATING OFFICER WHILE SIX NEW EXECUTIVE POSITIONS HAVE BEEN CREATED TO AUGMENT EXISTING GROUP FUNCTIONS.

Chief Executive
Rick Haythornthwaite

Chief Financial Officer
Kathleen O'Donovan

See Board biographies on pages 32 to 33.

Divisions

Production Management
Leo Quinn
Chief Operating Officer

Appointed October 2001, initially as Division Chief Executive of Software Systems, Leo is now head of the Production Management division. Leo was previously President for Europe, Middle East and Africa at Tridium Inc. Prior to that, he was with Honeywell for 17 years, holding a number of senior positions in operations and planning.

Energy Management
Dan Leff
Chief Operating Officer

Appointed May 2002. Dan was previously Chairman and Chief Executive Officer of the Energy Services division of Enron Corporation, appointed to that position in late December 2001 following the company's filing for chapter 11 bankruptcy. Before joining Enron, Dan founded, built and operated his own energy services company addressing commercial and industrial customers in the US. In total, Dan has spent over 20 years in the integrated energy services sector.

Development
To be appointed

Industrial Components and Systems
Bob Hitt
Chief Operating Officer

Appointed October 2000 as Division Chief Executive of Automation Systems, Bob is now head of the Industrial Components and Systems division. Bob was previously President of Climate Controls and General Manager for Appliance Controls. Before joining Siebe in 1994, he held manufacturing, quality and engineering roles at Federal Mogul and Texas Instruments.

Performance Improvement Initiatives

Customer Development
Teri Johnson
Senior Vice President

Appointed April 2002. In this newly-created role, Teri is working in collaboration with the business units to enhance our customer relationships and increase our solutions-based selling. Teri will also be responsible for pricing policies and customer care. Teri joined Invensys on assignment from IBM.

Supply Chain Management
Shelley Stewart
Senior Vice President

Appointed December 2001. Responsible for driving improvements in the efficiency of the Group's purchasing and supply performance. Shelley was previously Vice President of Supply Chain Management for Raytheon Company. Before that, he was at United Technologies Corporation for 18 years, holding a number of senior positions.

Project Management
To be appointed

Service Delivery
Ed Mulvey
Senior Vice President

Appointed June 2002. Responsible for providing the structure to support world class standards of customer satisfaction and drive innovation for our service businesses globally. Previously with Honeywell as Vice President, Strategy and eBusiness, Aerospace Services. Prior to this, Ed was with Cambridge Technology Partners, Interactive Solutions and AT&T.

Group Functions

Change Management
Alex Tregelias
Director

Appointed November 2001, initially as Strategy Project Director. Responsible for ensuring that the issues and processes around change are carefully considered and managed. Previously, Alex ran his own company, specialising in business development and strategy in the energy sector, and held senior positions at BP and Premier Oil.

Group Development
Rod Powell
Senior Vice President

Appointed January 2000 as Division Chief Executive of Control Systems, Rod is now head of Group Development with responsibility for the performance framework, IT and technology strategy. Before joining the Group in 1998, he held senior management positions with ICL and Texas Instruments.

Human Resources and Group Services
Regina Hitchery
Senior Vice President

Appointed September 1999. Responsible for human resources, environment, health and safety, Group estates and IT services. Before joining the Group, Regina held a number of senior human resource positions with United Technologies Corporation.

Group Legal
Victoria Hull
Senior Vice President and General Counsel

Appointed July 2001. Responsible for legal and company secretarial functions for the Group. Previously Victoria was General Counsel, Company Secretary and Executive Director of Telewest Communications plc. Prior to that, she was a solicitor with Clifford Chance.

Group Marketing and Communications
Victoria Scarth
Senior Vice President

Appointed July 2000. Responsible for internal, external and investor communications and Group marketing. Before joining the Group, Victoria held a number of senior positions with Premier Farnell plc, covering both staff and operational responsibilities.

WE WORK CLOSELY WITH CUSTOMERS TO PROVIDE SOLUTIONS WHICH MAXIMISE THE PRODUCTIVITY, RELIABILITY AND CONSISTENCY OF THEIR ASSET INVESTMENTS AND THE EFFICIENCY OF THEIR ENTIRE SUPPLY CHAIN.

MARKET OPPORTUNITY

Globalisation and ever-increasing competition have intensified pressures on companies in the production sector. As a result, there is growing customer demand for solutions and services that extract additional productivity, profitability and cash from their entire supply chain, from supplier to end user.

POSITION

Our customers are increasingly looking for a strategic partner to take overall responsibility for both immediate solutions and ongoing support. This provides opportunities for us to extend our presence across the more than 50,000 plants worldwide that already run on Invensys systems.

The division has three vertical, industry-focused business lines:

- products and process management solutions for the food, beverage, personal healthcare and pharmaceutical industries;
- automation, control and process optimisation for the chemical, oil and gas; power and municipal; pulp and paper; hybrid and other general process industries; and
- enterprise application solutions for industrial businesses including enterprise resource planning, product lifecycle management, customer relationship management, supply chain management and enterprise asset management.

VALUE FOR CUSTOMERS

We work closely with customers to provide solutions that maximise the productivity, reliability and consistency of their asset investments. Through specialist businesses with extensive applications expertise, we offer customers seamless efficiency across their entire supply chain. Above all, by integrating both Invensys and third party systems on our ArchestrA common software infrastructure, we protect their existing investment in technology and minimise disruption to their operations.

OUTLOOK

The division is focusing heavily on improving its sales and project disciplines to restore margins. Already this has led to notable contract wins, the reduction in loss-making projects and lower overheads. Longer term, our competitive advantage will derive from new technology and the development of high-growth performance services. Over the next 18 to 24 months and excluding any market recovery, these remedial actions by the division should restore its margin to 8 to 10%, level with the best of its peers.

General Mills: a culture of productivity

General Mills is a leading global manufacturer and marketer of consumer food products, with annual worldwide sales of $13 billion. Its global brand portfolio includes Big G Cereals, Betty Crocker, Pillsbury, Green Giant, Old El Paso and Yoplait USA. With production plants in the US, and around the world, General Mills' supply chain strategy is to create competitive advantage by driving productivity in the businesses it supports. To help execute this strategy, General Mills has chosen to deploy the Invensys ArchestrA automation infrastructure, as it is released, to provide a common foundation for all Invensys plant floor solutions and third party products. The use of this platform will enable an efficient deployment of automation best practices anywhere in the world.

(left) Sung Chiu of General Mills with Robert Ilagan of Invensys.



WE ARE UNIQUE IN COMBINING GLOBAL PRESENCE, SUPPLY- AND DEMAND-SIDE EXPERTISE AND THE INTELLECTUAL CAPITAL TO DELIVER IMPROVED ENERGY MANAGEMENT SOLUTIONS FOR CUSTOMERS.

MARKET OPPORTUNITY

Energy is an ever-growing environmental and economic issue. Pressure is rising from both cost and legislation to reduce demand and energy consumption. Management, reliability and continuity of energy supply are mission-critical issues in many sectors such as utilities, healthcare and data communications.

With global energy demand forecast to grow by over 40% between 1997 and 2020 (source: International Energy Agency), energy management has become one of the world's largest markets, with the need for ever-increasing efficiency of existing and planned energy infrastructures driving the need for innovative solutions.

POSITION

The division addresses markets connected with power and energy infrastructure and with management of buildings for industrial, commercial and residential usage.

Our opportunities fall into two categories. First, we increase the efficiency and reliability of existing installed energy infrastructure by reducing cost and unlocking value for organisations with large energy assets or consumption. Second, we design and plan for energy efficiency for new energy developments and emerging markets. In both these areas, we are unique in combining global presence, supply- and demand-side expertise and the intellectual capital to deliver improved energy management solutions.

VALUE FOR OUR CUSTOMERS

The division provides customers with end-to-end power and energy solutions, coupled with facility integration systems, that enable them to reduce costs, ensure uptime and conserve resources. Customers can then maximise return on their investments, whether by the effective performance of their assets or by the efficient management of rising energy costs, finite natural resources and environmental pressures.

OUTLOOK

Building its presence in vertical markets and driving lean performance should push the division's volumes and margins forward in the short term. Longer-term success lies in integrating the disparate businesses as a complete energy management service provider. Over the next 18 to 24 months, the division expects to increase margins by up to two percentage points, excluding any market recovery.

Albertson's: getting the temperature just right

Albertson's, a world leading food and drug retailer with annual revenues of $37.9 billion and more than 2,300 retail stores, understands the role energy and its costs play in their business. They take energy seriously and believe in a proactive energy philosophy. Their successful partnership with Invensys providing refrigeration and environmental controls led to other energy strategies. Invensys and Albertson's collaborated to test additional energy management solutions in 40 stores. This established a baseline of energy usage by monitoring consumption in all areas of the stores, then optimised the equipment controlling those costs. Following a five-store energy audit, first year energy cost savings from each store exceeded the initial investment three times over. Albertson's is incorporating this energy initiative across all of its stores, both reducing costs and underlining Albertson's environmental commitment to energy conservation.

(left) Michel Roy of Albertson's with Ed Page of Invensys.



THESE BUSINESSES OPERATE IN MARKETS WITH HIGH GROWTH POTENTIAL AND WILL BENEFIT FROM OUR CONTINUED SUPPORT TO EXPAND THEIR SERVICES TO CUSTOMERS.

The Development division comprises three businesses which operate outside the scope of our two core divisions, but in markets with high growth potential. In the near future, all three face significant milestones and will benefit from continued support to expand their services to customers. Decisions will be made on the best way forward for these businesses once it is apparent whether they are able to move closer to the Group's core purpose.

RAIL SYSTEMS

Our Rail Systems business provides signalling and control systems to both the mainline rail and mass transit market sectors. Both areas are seeing increasing growth as countries around the globe seek to ease road congestion through improved rail infrastructure.

The business has operating subsidiaries in Australia, Spain, the UK and the US, with a network of customer support and project offices around the world. In Europe, we expect major contracts from the upgrading of high-speed mainline railways, as well as the expansion and renewal of mass transit and underground railways. At the same time, we are looking to expand our rail maintenance logistics services beyond North America, where we have a major market share.

WIND POWER

Over the next five years, wind power is forecast to have an estimated annual growth rate of 16% (source: BTM Consult).

Our Wind Power business manufactures precision gear units for wind power generation turbines. To meet the growing demand for our products, we are investing £46 million (€75 million) over four years in a new production facility in Belgium to manufacture, assemble and test gear boxes for large wind turbine drives. With the factory due to be operational by the end of 2003 and at maximum production capacity by 2005, the business is focused on expanding its customer base.

POWER COMPONENTS

Our Power Components business is a leading provider of standard and custom power supply solutions for telecommunications, IT, medical, office and industrial markets worldwide. Its AC/DC and DC/DC power solutions range from a few watts on a surface mount module to kilowatts of high voltage power in a turnkey system. Severely affected by the recent market downturn, the business is filling out its product range and has signed key technology agreements. Design wins are running at twice last year's level, although major customers continue to delay production schedules.

WHILST THESE BUSINESSES HAVE STRONG POSITIONS AND GOOD CUSTOMER OFFERINGS, THEY FALL OUTSIDE THE SCOPE OF THE NEW GROUP STRATEGY.

The Industrial Components and Systems division comprises businesses identified for disposal during the strategy review. Whilst these businesses have strong positions and good customer offerings, they fall outside the scope of the new Group strategy. These businesses will continue to be managed to maintain focus on operational excellence and performance to ensure that shareholder value is protected in the process of disposal.

The division comprises four main product groups:

REXNORD
Rexnord provides power transmission components, drives and conveying equipment for process industries worldwide. The business' strengths include its broad product range, large installed base with potential for replacement business and excellent distribution presence, particularly in the US.

FASCO MOTORS
Fasco Motors provides fractional motors, blowers and gear motors used in a wide range of industrial, residential equipment and automotive applications.

SENSOR SYSTEMS
Sensor Systems supplies electromechanical and electronic products for sensing temperature, pressure, speed and position to customers in sectors ranging from automotive to medical equipment.

DRIVE SYSTEMS
Drive Systems supplies electronic AC/DC drives, servo motors and complete drive systems. The business has a record of rapid product innovation, offering the highest standards of control and reliability to customers in a range of industries around the world.

PERFORMANCE IMPROVEMENT INITIATIVES

INVEST PROGRAMME

At the heart of our new strategy is a commitment to deliver improved performance, specifically in the four areas detailed below. The engine for this is our INVEST programme, designed to spread best practice across the Group and ensure effective management of a large number of localised initiatives. Under this programme we are training over 1,000 project leaders and have developed an Intranet-based tracking system to enable managers to monitor projects and share expertise on a transparent Group-wide basis.

Customer Development

Developing closer relationships with our customers is an essential part of our drive to improve business performance. We need to develop a clearer understanding of the key issues affecting our 165,000 customers, manage those relationships more effectively and deliver continuously on their expectations. To achieve this, our customer development team is engaging with every business to improve their planning, sales processes and customer information systems. As well as a focus on strategic accounts, we aim to raise our capability in all customer relations by driving best practice across the businesses and removing barriers to cross-selling.

Service Delivery

A key to customer satisfaction is the development of world-class services and service capability. This would strengthen and expand the nature of our customer relationships and provide high quality earnings. To drive this, the service initiative team is building a Group-wide network of experts. It has benchmarked best practice internally and externally to create a model encompassing technical support, call centres, spare parts logistics, field operations, dispatch and service sales and marketing. The businesses can use tools such as research, benchmark references, training modules and detailed process maps to improve existing services. New services already developed include a partnering between Invensys Energy Solutions and Powerware to provide services for the commercial building sector, and Powerware's enterprise monitoring.

Project Management

We know that we can increase profit margins by delivering consistently what we promise, on time and to budget. Project management champions have been nominated across the Group and the team's assessment tool will enable us to gauge our management of all projects. Four areas will be addressed immediately: correcting under-performing projects, placing each project under the stewardship of an accountable senior manager, improving bid and tender management, and preventing informal changes to project scope. Longer term, we will develop consistency in project excellence through training and mentoring packages for hundreds of project managers.

Lean Supply Chain

We believe that the fastest way to achieve savings is by reducing inventories and identifying commodities that can be sourced on a Group-wide basis. We have completed a review of our £2.6 billion spend and 20,000 supplier base. By August 2002 we will have over 60 sourcing teams, with strategies for the Group's main commodities. Our hundreds of 'black belts', specialists in improving performance, will be tackling problem areas and spreading the lean initiatives that were previously successful but did not achieve universal impact. In time, supply chain management throughout the Group will be continuously benchmarked in an effort to drive improved business performance and the spread of best practice.



Best practice in customer development: Baan InForum
The InForum event was a key element of Baan's customer development programme. The three day conference and exhibition was attended by some 2,000 invited decision makers and provided a platform for in-depth discussions and presentations on the topics that matter to business today. A wide variety of keynote addresses and seminars examined business issues and discussed how problems can be reduced and resolved, helping Baan's customers to increase productivity throughout their entire supply chain.



Best practice in project management: CLP Power, Hong Kong
CLP Power is the leading power company in Hong Kong, with its power generation facilities owned by a 40/60 partnership between CLP Power and ExxonMobil. Invensys was awarded the contract to install new control systems at the company's Castle Peak power station. The project was successfully completed ahead of time, due to meticulous project planning, execution and a very close working relationship between CLP Power and Invensys. The main benefit to the customer was that the project was implemented in a very short timescale, meeting the power plant outage window of 90 days.

Accounting standards

The 2002 accounts of the Group have been prepared in accordance with all applicable accounting standards. Three new accounting standards have been adopted by Invensys during the year.

Financial Reporting Standard No 18: Accounting Policies (FRS 18) has been adopted in full during the year. The adoption of this standard did not have a material impact on the financial statements.

All the requirements of the Financial Reporting Standard No 17: Retirement Benefits (FRS 17) must be adopted in full for the Invensys accounting period ending on 31 March 2004. The transitional disclosure requirements of FRS 17 have been adopted in these accounts, but they have no effect on the primary financial statements. The Group has followed the transitional arrangements under which information on financial assumptions to calculate the projected benefit obligations of the Group schemes and details of scheme assets, expected rates of return and liabilities are disclosed by way of a note to the accounts (see note 6). The actual effect on the schemes' assets and the Group's balance sheet will be determined by the values existing as at 31 March 2004 when the standard becomes fully mandatory.

Financial Reporting Standard No 19: Deferred Tax (FRS 19) was issued in December 2000 for adoption in accounting periods ending after 23 January 2002 to replace an existing accounting standard. Prior to the adoption of FRS 19, the Group provided for deferred tax using the liability method to the extent that it was probable that liabilities would crystallise in the foreseeable future. Under FRS 19, full provision is required, whether or not an actual liability will crystallise. Deferred tax unprovided for at 31 March 2001, and which is now required to be provided for under FRS 19, has been provided for and shown as a prior year adjustment in these accounts. The amount included as a prior year adjustment is £137 million and reduces shareholders' funds. The impact to the Group's 2001/02 earnings from the adoption of FRS 19 is not material.

Currency effects in the period

Overseas sales and profits are translated into sterling at average rates for the period. The net effect of currency translation added £62 million to sales and £8 million to profits. However, this translation benefit in reported performance was more than offset by the transactional effects of exporting from a strong US dollar and sterling base into countries with weaker currencies, particularly the euro, and also competing against imports from these countries into our US and UK markets.

Operating results

Our operating results include the performance of ongoing operations, the Disposal group and discontinued operations. Ongoing operations encompass our four main divisions in existence during the year ended 31 March 2002: Software Systems, Automation Systems, Control Systems and Power Systems. The Disposal group primarily represents the CompAir business. Discontinued operations are those businesses which were sold before the date of this report. The principal businesses sold were Flow Control, Energy Storage, Hoffman, Brook Crompton and Crompton Instruments.

Total sales for the year of £6,972 million (2001: £7,863 million) were down 11%, reflecting an organic decline of 12%. This was driven principally by the US industrial recession and the severe downturn in telecoms demand. The speed and size of revenue declines in our Power Systems division – by one third – caused operating profit in the division to fall 99%.

Operating profit was £549 million overall, in line with our expectations announced at the half year. The £471 million generated by our ongoing businesses showed a 42% fall, illustrating the sensitivity of our product-based businesses to volume declines and our need to build service-based revenues. It also highlights the problems in Software Systems, where legacy internal issues – exacerbated by some localised market weakness – continued to reduce profits.

Significantly, the Group's overall performance held steady between the first and second halves, as some recovery in US industrial and consumer demand balanced further weakness in the technology sectors.

Details regarding the performance of these businesses are included in the operational review section of this annual report and accounts. During 2002, further restructuring and cost reduction programmes were implemented across all divisions.

Operating and corporate exceptional items

During 2002 the Group carried out three major programmes:

1) The operational restructuring programme, which was primarily the final aspects of the merger related restructuring programmes, and further restructuring initiatives caused by the deepening recession. These programmes included a reduction of full-time staff across the Group by 7,600 employees, or 8%.

2) The strategy review, which led to balance sheet asset write downs.

3) The disposal programme, covering both asset and business disposals.

The financial implications of these programmes are shown in operating and corporate exceptional items, depending on the nature of the transaction, and are detailed below. Total exceptional items amounted to a charge of £1,115 million, representing operational restructuring/strategy write downs of £516 million and £599 million relating to disposals.

Operational restructuring programme and strategy write downs

The restructuring programme charges are £231 million, asset write downs £240 million and closure costs £45 million, totalling £516 million. As announced in February 2002, the asset write downs relate to the Group's strategic review and the exceptional market downturn in Power Systems. The requirements of Financial Reporting Standard No 3: Reporting Financial Performance (FRS 3) mean that each component of the £516 million is reported in the accounts as follows:

	Restructuring programme £m	Asset write downs £m	Closures £m	Total £m
Operating exceptional items				
Restructuring costs	186	37	–	223
Market related write downs	–	76	–	76
Corporate exceptional items				
Fundamental reorganisation costs	45	127	–	172
Cost of closure	–	–	45	45
	231	240	45	516

Disposal programme

The sale of non-core businesses and fixed assets generated a loss on net assets of £120 million and a write off of associated goodwill of £479 million. The write off of goodwill does not materially affect shareholders' funds as £447 million had already been eliminated against reserves on acquisition.

Goodwill amortisation

In accordance with Financial Reporting Standard No 10: Goodwill and Intangible Assets (FRS 10), goodwill arising on acquisitions since April 1998 has been capitalised in the balance sheet and an amortisation charge of £124 million (2001: £98 million) has been reflected in these accounts. The increase over the last year relates primarily to the inclusion of a full year amortisation charge relating to the acquisition of Baan in August 2000.

Finance costs

Interest for the year of £170 million (2001: £227 million) was consistent with forecasts made during the year, with payments decreasing steadily through the second half in line with interest rates, due to our large proportion of floating rate and US dollar denominated debt. Interest cover for the year was 3.2 times, with cover in the second half rising to 4.0 times from 2.7 times in the first half. This compares with the covenant requirement in our debt facilities of 3.0 times on a twelve month rolling basis.

Taxation

The tax charge for the period was £9 million (2001: £74 million), net of a £15 million credit on corporate exceptional items, reflecting an underlying rate of 29%.

Earnings

The Group has recorded a loss of £869 million compared with earnings of £70 million last year, reflecting primarily the impact of disposals, goodwill and balance sheet write downs in the current year. The basic loss per share was 24.8p (2001: earnings per share of 2.0p). Earnings per share in respect of total Group operations before exceptional items and goodwill amortisation were 7.7p, down 44% from 2001.

Dividend

In the context of the Group's performance for the year and the need to conserve cash and reduce its level of indebtedness, the Board is recommending a final dividend of 1.0p (2001: 5.2p). This will be payable on 11 September 2002 to shareholders on the register at close of business on 19 July 2002. Together with the interim dividend of 1.0p (2001: 2.5p), this represents a total dividend of 2.0p (2001: 7.7p) and establishes the base from which to grow the dividend with reference to future performance.

Cash flow and indebtedness

Free cash flow before dividends of £266 million demonstrated improved discipline after the £241 million outflow of the previous year. Working capital held steady in comparison to a £462 million increase last year and restructuring cash costs almost halved at £212 million. This result, whilst not yet satisfactory, does credit to the work of our cash action teams across the Group. Overall, free cash flow was 4% of sales, a solid step on our way from the 3% outflow of last year toward our stated goal over time of 8 to 10%.

Reduction of the Group's indebtedness is and will remain a major focus. Debt has reduced to £3,016 million from £3,283 million in September 2001 and £3,218 million in March 2001. In addition, disposals since the year end have led to gross cash proceeds of approximately £400 million; this, together with further expected proceeds of at least £850 million from the four remaining businesses identified for disposal, will significantly reduce our debt.

In the meantime, the Group has arranged a £979 million ($1.39 billion) facility with an effective repayment date of July 2003, which will meet the Group's refinancing requirements in 2002. This facility reduces as proceeds are received on the disposal programme or if the Group refinances debt in the debt capital or bank markets during 2002/03. The Group had total borrowing facilities of £3.9 billion (excluding the £979 million ($1.39 billion) above) as at 31 March 2002. The Group's facilities are not dependent on credit ratings for their availability.

It remains our intention to diversify our sources of debt finance during 2002/03.

The only significant debt maturities during the year 2002/03 are the syndicated revolving credit facilities to be repaid in August 2002. These have already been refinanced by means of the £979 million ($1.39 billion) syndicated revolving credit facility described above. The new facility itself matures in July 2003 and will be refinanced in advance through a combination of disposal proceeds from the programme already announced and debt capital market issuance. Other facilities maturing in 2003 are minimal and will not require separate refinancing. Beyond 2003 the Company has facilities maturing in 2004 and 2005 that will be refinanced nearer the time.

Asset management

Trade working capital to sales improved to 18% from 22% last year in the continuing operations. Inventory turns also improved from 6.7 to 8.0 times.

Return on capital employed (operating profit as a percentage of total capital employed, including goodwill) was 6% for continuing operations (2001: 11%) reflecting the reduction in trading profits during the year.

For the total Group gross capital expenditure in 2002 was £243 million (2001: £269 million). Certain fixed assets (primarily property) were sold during the year raising proceeds of £113 million, resulting in net capital expenditure of £130 million.

Further performance indicators are included within the Financial Summary on page 79.

Acquisitions

Acquisitions completed during the year, at a total cost including acquired debt of £49 million, included FieldTech (£15 million) and Pacific Simulation (£5 million), as well as a number of small service-based businesses. FieldTech provides a complete package of high quality, cost-effective metering services to gas, water and electric utilities throughout the US. Pacific Simulation is a world leader in performance-based optimisation software and solutions for thermo-mechanical pulping and other pulp and paper industry applications.

Disposals

Total consideration from disposals in the year of £431 million included loan notes and other non-cash proceeds of £98 million and net cash divested of £5 million. After directly related restructuring costs and the settlement of certain liabilities in connection with the disposals, totalling £52 million and other costs, including fees, of £19 million, the net cash proceeds were £257 million. The largest of these disposals, Energy Storage, was completed in March 2002 for £287 million ($425 million), comprising $325 million cash and a $100 million loan note.

Other disposals and proceeds in the year included Hoffman (£32 million), Brook Crompton (£30 million) and Crompton Instruments (£17 million). In addition, since the year end, we have completed the disposals of Flow Control for £366 million ($535 million), Australian Transmissions for £33 million (A$88 million) and other smaller disposals for £6 million. We have also announced the conditional exchange of contracts for the sale of Alemite (£23 million) and CompAir (nominal consideration).

Altogether, disposals since September 2001 until the end of May 2002 have generated proceeds of approximately £750 million, including deferred consideration of £60 million. Approximately £650 million of these proceeds relates to the strategy disposal programme announced in February 2002. We remain confident that we can complete this programme by the end of the current financial year and realise a total of at least £1.5 billion to reduce our debt levels.

Treasury policy

The Group's treasury policy seeks to ensure that adequate financial resources are available for the development of the Group's businesses, whilst managing its currency, interest rate and counter party risks. Group treasury acts as a service centre operating within clearly defined guidelines that are approved by the Board.

The Group's policy is to not engage in speculative transactions. The Group's policy in respect of the major areas of treasury activity is set out below.

Interest rate risk

The Group's policy is to set the proportion of fixed and floating rate debt taking into account factors such as the interest rate, business cycles and the Group's level of financial leverage. This may result in significant levels of floating rate debt from time to time. Where appropriate, the Group will fix interest rates using fixed rate borrowings, forward rate agreements or interest rate swaps.

Currency risk

In common with other international companies the results of the Group's foreign subsidiaries are translated into sterling at the average exchange rates for the period concerned. This translation has no impact on the cash flow of the Group. The balance sheets of foreign subsidiaries are translated into sterling at the closing exchange rates. Any gains and losses resulting from the translation are recorded in reserves where they are matched with the gains and losses on borrowings, foreign exchange contracts or currency swaps taken out in the same currencies to hedge the net assets of subsidiaries. The Group aims to hedge a reasonable proportion of its non-sterling assets in this way. As a consequence, non-sterling borrowings are held primarily in US dollars, euros and yen. Major interest rate and currency hedging programmes require the approval of the Board.

Currency transaction exposure arises where actual sales and purchases are made by a business unit in a currency other than its own functional currency. However, the majority of the Group's businesses source raw materials and sell their products within their local markets in their functional currencies and therefore have limited transaction exposure. Where this is not the case, the Group's business units are required to cover forward a percentage of their forecast currency flows.

Transaction exposure also arises from the remittance from overseas of dividends or surplus disposal proceeds. The Group's policy is to cover such transactions as soon as they are committed and it uses forward currency contracts and, occasionally, currency options to do so.

Funding and deposits

The Group borrows using primarily short- to medium-term variable rate committed and uncommitted bank facilities. In this way it is able to optimise cost of borrowing, whilst maintaining the greatest flexibility to adjust currency mix and maturity in line with cash flows from operations as well as divestments and acquisitions. Uncommitted funding methods are supported by committed undrawn medium- and short-term facilities. The Group also borrows medium-term funds in the public and private debt markets.

Surplus funds are placed for short periods in investments in major currencies that carry low credit risk and which are readily realisable.

Counterparty risk

The Group monitors the distribution of its cash assets, borrowings and other financial instruments against pre-determined limits so as to control exposure to any territory or institution.

Committed facilities/use of derivatives

Disclosures on the Group's committed facilities and use of derivatives are included in notes 20 and 29 to the accounts.

US listing

Last year we announced that we would be seeking to list the Group on the New York Stock Exchange during 2002. Whilst listing remains our intention, we have decided to delay this in order to focus fully on the implementation of our new strategy and completion of our disposal programme.

SOFTWARE SYSTEMS

Sales:
£1,380 million (2001: £1,326 million)

Operating profit*:
£10 million (2001: £43 million)

Overview

The reported sales increase of 4% actually represented an organic decline of 3% after the impact of acquisitions and currency translation. This reflected continuing softness in global capital spending for industrial automation, particularly in North America but also in Europe and Asia. However, Latin America had strong growth.

Most regions also began to benefit late in the year as actions to improve our capability to sell solutions produced several major orders from petrochemical, power and food and beverage customers, such as Rhodia and OCI Chemicals. Baan sales were up 3% despite weak IT markets, mainly driven by their software products for supply chain and product lifecycle management performing well.

Contract pricing and project management difficulties, together with lower sales of higher value added systems, contributed to a disappointing profit performance.

Operating profit for the division was £10 million, with the second half showing the first signs of recovery.

Key developments

The appointment in October 2001 of Leo Quinn as Division Chief Executive marked the start of a major drive to restore profitability and to limit cash leakage in loss-making projects and business units. Gross margins improved through tighter processes in bid approvals and project costing and management. The focus on discretionary spending produced a 9% drop in overheads for the fourth quarter from third quarter levels. Initiatives in cash management, training and awareness produced a 14% reduction in receivables.

At the same time, programmes were implemented in all regions to improve capability in tailoring solutions and service packages to specific customer needs. Delivery performance has been improved and customer satisfaction has risen. Product development was reviewed to ensure that new releases are delivered on time, including the recent HART module, as well as ProfiBus and the next generation software in the shape of the ArchestrA open platform, which is undergoing customer testing and will be launched in 2002/03. The ArchestrA system allows companies in all industries to stay competitive in a world where product life cycles are growing ever shorter and end user customers are demanding custom products that can be brought to market more quickly.

One of our key future differentiators will be our ability to support the entire customer supply chain, due to the complementary nature of our businesses and products. During the year, the integration of Baan and Wonderware technologies proceeded well. Baan began working with customers to develop new products and services around such in-demand areas as customer relationship management (CRM) and supply chain management (SCM).

All the Software Systems businesses transferred on 1 May 2002 to the new Production Management division.

* Before exceptional items and goodwill amortisation.

AUTOMATION SYSTEMS

Sales:
£1,251 million (2001: £1,343 million)

Operating profit*:
£170 million (2001: £212 million)

Overview

Sales were down 7% (organically down 8%), affected by lower demand for factory automation through most of the year, particularly in the US. Revenues in the product-based businesses – Rexnord, Drive Systems and Eurotherm – were down 7% overall, particularly through the traditionally high-margin distribution channel. The systems businesses declined 10%, as key contracts were delayed at APV Baker and Rail Systems. Strong management action to streamline costs limited some of the effect of volume reductions on operating profits. With signs of slight improvement now visible in the US industrial market, these businesses are well positioned to benefit from the recovery.

Key developments

Soft market conditions created an opportunity to build a strong foundation for growth by driving a series of improvements. Substantial cost savings were realised through a programme of measures that included a reduction of some 1,000 employees.

A strategic pricing policy was introduced and we restructured our sales force, streamlined back-office operations and reduced the number of owned and leased properties. Inventories were reduced by £35 million and debtor collections improved by over four days during tough market conditions. These activities contributed to a greater than 100% improvement in cash flow during the year.

Despite the slow industrial markets, certain businesses showed strong sales growth. While overall Rexnord sales declined, its aerospace bearings business saw sales rise by 28%. Hansen Transmissions' wind energy business also increased sales by 15% as demand for its gear drives for wind turbines continued to grow.

However, these successes were offset by declining sales in other businesses. Despite winning an important contract for the New York Transit Authority and encouragingly strong sales in Spain and Portugal, Rail Systems was affected by difficulties in the UK and by reduced freight business at Burco in the US market. Eurotherm, which manufactures industrial controls, saw sales fall by 14%, while consolidation in the food sector limited market growth and affected sales at APV Baker.

At Drive Systems, strong positive market reaction to several series of new drives was mitigated by an overall decline in demand for larger systems as well as for servo motors supplied to the semiconductor industry in Europe.

In line with the Group's disposal programme, Flow Control was sold to Flowserve Corporation for gross proceeds of £366 million ($535 million) subsequent to the year end.

From 1 May 2002, the businesses of Rexnord and Drive Systems were transferred to the Industrial Components and Systems division and marketed for disposal. At the same time, Eurotherm and APV Baker were transferred to our new Production Management division, and Wind Power and Rail Systems to the new Development division.

* Before exceptional items and goodwill amortisation.

CONTROL SYSTEMS

Sales:
£2,228 million (2001: £2,320 million)

Operating profit*:
£289 million (2001: £380 million)

Overview
Sales for our largest division were 4% down on last year, with the organic decline of 7% directly reflecting the order pattern. However, the year finished with renewed consumer confidence driving stronger sales of white goods in North America, with orders at Appliance Controls in the second half up 7% on the first half. Demand for climate controls and meters also showed stability in North America and Europe, but continuing softness in Japan.

Wherever markets declined sharply, there was a high drop-through effect on profits and margins. Equally, as throughput rose in the latter months at Appliance Controls, profits rose from increased production efficiencies in its plants. Cash generation for the division improved as a result of a concentrated focus which drove inventories down 18% creating a £50 million cash inflow, and cut overdue receivables by 9% in the second half.

Key developments
The growing need for our customers to reduce their energy bills pushed up sales by Energy Solutions in those vertical segments specifically targeted by that business. These include healthcare and pharmaceuticals, where we are able to provide data validation services to assist in Federal Drug Administration compliance.

IMServ metering sales rose 10% between the first half and the second half and the business won a five year service contract as central market operator of the UK's wholesale electricity market, NETA. In Building Systems we continue to win orders for our new SIGMA control system.

At the same time, performance was adversely affected by the continued weakness in the North American commercial building systems and services sector. Fasco Motors and Sensor Systems held up overall and are showing signs of recovery.

Investment has continued into the development of residential control systems. Costs are charged to operating profit, but no commercial revenue was booked for the year.

The Metering Systems business remained solid with good productivity. New products that answer consumer needs offer strong opportunities. For example, we will begin full production of our iCon meter in early 2003. This enables gas, water and electricity consumption to be managed remotely via the Internet.

With the exception of Sensor Systems and Fasco Motors, which are being marketed for disposal, all businesses in this division were transferred on 1 May 2002 to the Energy Management division.

* Before exceptional items and goodwill amortisation.

POWER SYSTEMS

Sales:
£897 million (2001: £1,349 million)

Operating profit*:
£2 million (2001: £182 million)

Overview

Our Power Systems division saw revenues decline 34% (33% organically) as demand from the telecom and IT sectors virtually collapsed. This was most pronounced in the US and Japan although, by the third quarter, European markets were also showing weakness. Our Power Systems and Power Components businesses were first affected by these trends in the final quarter of the prior financial year, and the rate of decline sharpened rapidly throughout the year under review. Only service-based revenues in the Power Systems business continued to grow, and these are now 4% higher than a year ago.

The severe market conditions produced inevitable pricing pressures. These combined with the substantial reduction in volumes, particularly on higher margin product, and with customer bankruptcies, to cause profits in the division to drop to break even levels.

Key developments

Aggressive cost reductions were made throughout the year, but real profitability will only return with increased activity in the businesses' main markets. As yet there is no sign of this in the US, with order levels from telecoms and IT customers roughly half the level of a year ago and those in Japan and Brazil similarly weak. Although power supply design wins are running at twice last year's level, OEM customers continue to delay production schedules. However, orders at Teccor began to show some strength in March 2002 for semiconductor applications, traditionally a lead indicator for sector demand.

The Power Systems businesses continued to secure major contracts, despite the extremely competitive marketplace. Emphasising the strength of our offering, we were awarded the third phase of the US Air Force logistics contract for uninterruptible power supply (UPS) equipment and systems integration. This seven-year contract, which has an estimated total value of £54 million ($76 million), makes Invensys the largest UPS supplier to the US Government.

To ensure that we have the right offering for eventual market recovery, we worked closely with customers to develop new products that best meet their needs. Planned launches include key products in the high demand areas of telecom power systems and medium power uninterruptible power supplies.

We also integrated sales channels and worked to improve dispatch times in the US to deliver a more seamless and improved customer service.

To help reduce product cost, we continued to transfer manufacturing to lower cost countries, such as China, while applying more cost-effective techniques to existing factories. Some activities, including labour intensive manufacturing, were outsourced.

As part of the new Group strategy, the Energy Storage business, a leading supplier of batteries and chargers, was sold to EnerSys Inc. for £287 million ($425 million). The sale allows us to focus on our core sectors, while ensuring a protected supply of quality batteries from EnerSys.

As of 1 May 2002, the Power Systems business (now known as Powerware) became part of our new Energy Management division and Power Components moved into the new Development division.

* Before exceptional items and goodwill amortisation.

HOW WE CARRY OUT OUR BUSINESS IS AN INTEGRAL PART OF WHAT WE DO. WE ARE DEVELOPING A SET OF GUIDING PRINCIPLES, THE INVENSYS INTENT, ON THOSE ISSUES THAT AFFECT ALL INVENSYS STAKEHOLDERS. THESE PRINCIPLES WILL FORM THE BASIS OF OUR CONTINUING DIALOGUE WITH EMPLOYEES TO CREATE A FULL UNDERSTANDING OF, AND HIGH LEVEL OF ENGAGEMENT IN, THESE ISSUES THROUGHOUT THE GROUP, WHICH WILL BE THE FOUNDATION FOR OUR FUTURE BUSINESS, FINANCIAL AND SOCIAL RELATIONS.

THE INVENSYS INTENT

- We are committed to delivering long-term growth for our investors in a manner compatible with the interests of our employees, customers, business partners, governments and local communities.
- We aim to make the optimal use of natural resources and minimise environmental impact through both the solutions we provide to our customers and the management of our own facilities.
- We regard the health and safety of our employees in the workplace and the protection of all visitors to our facilities as vital and we allow no compromise on safety standards.
- Supplying high-value services to our customers requires that we provide our employees with opportunities to match their development needs with the current and future requirements of the Group.
- We ensure that employees are recruited and assessed on the basis of their skills and suitability for the work performed. No employee receives less favourable treatment on grounds of colour, religion, ethnic origin, gender, marital status, disability, age or sexual orientation.
- Since our products and services are the most constant symbol of what we stand for, we aim to maintain the highest quality and integrity in all steps of design, manufacture and installation.
- As a global Group, we are committed to universal principles of human rights, respect local laws and customs wherever we operate and expect our employees to operate on this basis.
- We recognise our responsibilities towards the communities in which we work. We support the development and well-being of these communities through charitable donations to a wide range of health, educational and social causes.

Invensys systems enabled an independent global power producer to reduce nitrogen oxide emissions while maintaining unit heat rate and increasing unit production rate.

Overview

Today, companies must become more systemic in their outlook. Business is about relationships and most business decisions have implications for a variety of stakeholders whose support is essential for long-term prosperity. This means that all companies must focus on the protection of their employees and contractors, the needs of their local communities and the agendas of their host governments. It also dictates that they strive to minimise the environmental impact of their operations and activities.

At Invensys, sustainable development lies at the very heart of what we offer our customers. Where they constantly seek greater reliability, consistency and efficiency from their assets, lower energy costs and better compliance with mounting environmental pressures, we commit to helping them achieve these goals. In Energy Management, our products and services are designed to increase energy efficiency. In Production Management, we work with customers to improve the efficiency of their manufacturing assets.

We also consider it vital that, as a Group, we demonstrate leadership in adopting those improvements which we bring to our customers' operations.

In today's inter-connected world, our customer and shareholder relationships are mutually supportive. Providing new sources of competitive advantage for the former results in higher performance for the latter, as well as more efficient utilisation of finite natural resources for society as a whole. In other words, **resource productivity** is fundamental to every aspect of business.

Although we are less advanced in environmental initiatives with our suppliers, the recent creation of an Executive Team role with specific responsibility for management of our supply chain will assist us in raising the level of awareness of these issues with all our business partners.

Last year we signed the United Nations Global Compact, which embraces universal principles in human rights, labour standards and the environment. We are working to ensure that these principles are integrated into our operating procedures worldwide so that they translate into best corporate practice. Some of our key performance improvements and innovations are highlighted in the following pages.


invensys

HRH The Prince of Wales gives the keynote address at the 'Building for the 21st Century' conference in London, sponsored by Invensys.



Carlos Gomez Villafuentes at our Mexicali plant, which has achieved Industria Limpia (Clean Industry) certification from the Mexican Government.

Our Texarkana, US Metering Systems facility has eliminated 15% of toluene and 10% of solvent adhesive and changed its cleaning operation.

Environment

As well as improving our customers' utilisation of natural and commercial resources, we also have extensive programmes to minimise any detrimental impact from our own operations on the environment or public health. For the last two years we have benchmarked our performance using the annual Business in the Environment (BiE) Index of Corporate Environmental Engagement. Following our improved ranking after the first year, we have now risen a further 31 places in the 2001 index, to 33rd out of 192. In the general industrial sector we improved to second of the eleven participating companies, with our performance endorsed by BiE as indicative of our commitment to continual improvement.

During the year, we extended our internal environmental performance measurement by 40% to 207 locations. Targeting sites with both large energy consumption and waste generation, we undertook 37 waste minimisation audits to generate over 200 action items with potential savings of £1.9 million and paybacks mainly of less than one year. This year we plan to follow up on actions identified and extend the audits to another 20 facilities.

We continued our record of satisfactory regulatory compliance with no environmental incidents, notices or violations reported.

Our ISO 14001 certified sites have increased from five in 1999/2000 to 16 in 2001/02. Our Mexicali site became our second Mexican site to achieve Industria Limpia (Clean Industry) certification, the highest standard awarded by the Mexican Government. In May 2002, we signed a declaration of intent with the Mexican Federal Enforcement Agency for the Environment (PROFEPA) to achieve this standard at all our Mexican facilities within the next three years.

By the end of the current year, we anticipate that verifiable environmental management systems will either be in place or underway at all manufacturing/assembly facilities with more than 100 employees.

We are confident that we will meet our commitment to make a significant contribution to the reduction of greenhouse gas emissions under the 1997 Kyoto agreement. Our original target – a 10% reduction by 2003/04 in energy and water consumption, hazardous waste generation and volatile organic compound emissions – is being reviewed following the disposal of many manufacturing facilities under our new strategy to ensure that our targets remain appropriate.

Two of our US sites received awards for their health and safety records: APV Goldsboro from the North Carolina Department of Labor and Ranco in Plain City from the Ohio Bureau of Workers Compensation.

Foxboro, Mass, one of our major operational locations, has developed online training with SmartForce and GoTrain.net through the Lifetime Learning Centre. By the end of June 2002, more than 50 health and safety courses will be available to field personnel unable to participate in instructor-led courses.

Health and safety

Recognising the importance of commitment to excellence in health and safety and sound environmental stewardship, our Chief Executive has assumed responsibility at Board level for these issues and established an Environment, Health and Safety team as a Group support for our operations.

We are developing a system for collecting key health and safety data on a uniform basis across our worldwide businesses. Whilst information is not yet available globally, in the US – which accounts for 32% of our workforce – we track performance every month. Last year, workers' compensation claims in the US reduced by 25% to below 1,500 and costs by 7% to under £4 million ($6 million).

We deeply regret to report a fatality when an experienced employee suffered a severe electrical shock when carrying out tests in a high voltage area at Lambda EMI, New Jersey. We have taken appropriate remedial action and are co-operating fully with the US Occupational Safety and Health Authority.

Since standards of health and safety depend on skilled individuals working within a framework of policies and practices, we are committed to providing the necessary training to instil and maintain high levels of safety awareness. In Control Systems, on-site employee training in the US last year resulted in 2,700 modules completed and is continuing this year. Our facility in Pawtucket, Rhode Island introduced the Supervisor Training in Accident Reduction Techniques (START) programme and trained 40 team leaders, supervisors and managers.

During the past year, no reports have been received of serious breaches of health and safety regulations. Six sites in the US received notices of minor breaches from the Occupational Safety and Health Authority, with penalties totalling under £7,000 ($10,000). All defects have been rectified.



Members of the safety committee at Ranco, (from left) John Latiolais, Roy Dotson, Winnie Bondurant, Sandy Johnson and William Russell, with their safety awards from the Ohio Bureau of Workers Compensation.



Regina Hitchery, Senior VP Human Resources and Group Services, in discussion with members of the Invensys European Employees' Forum.

Within three days of the public announcement of our new strategy, over 95% of our 73,000 employees at over 400 sites worldwide had received a face-to-face briefing from their managers.

Our employees

Regular and open two-way communication with employees is vital to the success of the new Invensys. CEO Direct, a weekly message from the Chief Executive, is distributed to all employees and is complemented by 'ask.rick', an email channel by which employees can put their questions and concerns directly to Rick Haythornthwaite and receive a personal response.

In December 2001, an employee communications survey was completed by over 24,000 of our employees and we are acting on the findings. Communications skills training is being planned to ensure that employees are kept well informed by their local managers. The communications programme that accompanied the announcement of our new organisation began this process. Prior to the announcement, we gathered senior managers in Washington to explain the new strategy. These people were identified as key links to employees worldwide and worked with over 400 site managers to ensure that all employees received a full explanation of the strategy and its relevance to their roles. All presentation material was translated into ten languages, including a video message from the Chief Executive explaining his vision for the Group's future.

Our new strategy depends on building a strong customer culture and on developing the skills of our people. To help us define our existing capabilities, we carried out an assessment of the training needs of line managers and senior executives in late 2001. This information was then used in our strategy review. Following the strategy announcement, we began to develop the systems required to align our employees behind our corporate goals. These systems will reward results, foster skills and expertise and ensure that service levels are consistent. They include processes for leadership development, career structure and succession planning, including performance measures and targets for employees.

We continue to give strong support to the Invensys European Employees' Forum which was established in 2000 under the terms of the 1994 European Works Council Directive. This Forum serves as an important channel for debating major issues that affect the well-being of our employees.

In line with our commitment to the highest standards of ethical behaviour, our senior managers are required to report each year on legal and ethical compliance within their business units and the progress made in training and communicating these expectations to employees.

Invensys donated 27 acres of land for the recently completed YMCA facility at Foxboro, Mass, which will provide a wide programme of educational and leisure activities for young people.

Creating stronger communities

The health and well-being of the communities in which we operate are inextricably linked to the long-term success and development of Invensys. During the year we donated £1.6 million to charitable causes in line with our policy of supporting the young, very old, socially disadvantaged, community causes and educational initiatives. Beneficiaries included the Red Cross and The Prince's Trust, which helps young people in the UK to learn new skills and obtain employment. Following September 11, we also matched staff donations to the disaster fund with a Group donation. We are now formalising this as a matching programme to support all employee personal contributions which help the society in which they live and work.

We plan to continue to align our community activities with the nature and geographical spread of our business activities. Our sponsorship of the 'Buildings for the 21st Century' conference in London in December 2001 reflects our intent both to lead and encourage debate on those major community issues facing society where we can make a difference. This conference sought to develop the debate on sustainable urban development and examine the issues surrounding high-rise developments in particular.



Sheila Peterson of Invensys Foxboro in the pre-school nursery of the new YMCA in Foxboro, built on land donated by Invensys.



Rolf Börjesson
Non-executive director
Appointed to the Siebe plc Board in July 1998. Chief Executive and Managing Director of Rexam PLC. Non-executive director of Midway Holding AB and Copenhagen Airports A/S. Formerly Chief Executive of PLM AB. (aged 59)

During the year, member of Audit Committee and Remuneration Committee. On 1 April 2002 appointed Chairman of Remuneration Committee and continuing member of Audit Committee.

Robert P Bauman
Non-executive director
Appointed non-executive director of Invensys plc in February 1999, having been appointed to the Board of BTR plc in 1997 and served as Chairman of BTR plc from May 1998 until its merger with Siebe plc in February 1999. Non-executive director of Morgan Stanley. Formerly Chief Executive of SmithKline Beecham plc and Chairman of British Aerospace plc. (aged 71)

Member of Audit Committee and Nominating Committee.

Richard Haythornthwaite
Chief Executive
Joined the Invensys plc Board in July 2001 and appointed Chief Executive in October 2001. Non-executive director of Cookson Group plc, Imperial Chemical Industries PLC and Lafarge SA. Formerly Chief Executive Officer of Blue Circle Industries plc (until the company was acquired by Lafarge SA) and held senior positions with BP and Premier Oil. (aged 45)

Sir Graham Hearne CBE
Non-executive director
Appointed non-executive director of Invensys plc in February 1999, having joined the BTR plc Board in 1998. Formerly Chairman and previously Chief Executive of Enterprise Oil plc. Chairman of Novar plc and Deputy Chairman of Gallaher Group plc. Non-executive director of N.M. Rothschild & Sons Limited and Seascope Shipping Holdings PLC. (aged 64)

Senior Independent Director. During the year, Chairman of Remuneration Committee and member of Audit Committee. On 1 April 2002, appointed Chairman of Audit Committee and continuing member of Remuneration Committee. Member of Nominating Committee from 14 June 2002.

Lord Marshall of Knightsbridge
Chairman
Joined the Siebe plc Board in January 1998 and appointed Chairman in June 1998. Chairman of British Airways Plc and non-executive director of HSBC Holdings plc. Formerly President of the Confederation of British Industry. (aged 68)

Chairman of Nominating Committee.



Larry Farmer
Non-executive director
Appointed non-executive director of Invensys plc in March 2002. Non-executive director of Digital Steps Energy Limited. Formerly Chief Executive and President of Brown & Root Energy Services. (aged 62)

Member of Audit Committee and Remuneration Committee.

Simon Robertson
Non-executive director
Appointed non-executive director of Invensys plc in February 1999, having joined the BTR plc Board in 1997. Managing Director of Goldman Sachs International and President of Goldman Sachs Europe Ltd. Non-executive director of Inchcape plc and Berry Bros. & Rudd Limited. Former Chairman of Kleinwort Benson Group plc. (aged 61)

Kathleen O'Donovan
Chief Financial Officer
Appointed Chief Financial Officer of Invensys plc in February 1999. Joined BTR plc in 1991 as Finance Director. Non-executive director of EMI Group plc and Member of the Court of the Bank of England. Formerly a partner with Ernst & Young. (aged 45)

Sir Philip Beck
Non-executive director
Appointed to the Siebe plc Board in October 1991. Non-executive director of Delta plc and Kitigawa Europe Ltd. Formerly Chairman of Railtrack PLC and Chairman of John Mowlem and Company PLC. (aged 67)

Member of Nominating Committee and Remuneration Committee.

Principles

The Board is committed to the highest standards of corporate governance. Throughout the year, Invensys has been in full compliance with the provisions of the Combined Code appended to the Listing Rules of the UK Listing Authority ('the Code') and the following describes how the Principles set out in the Code have been applied.

The Board

The Board currently has nine members, comprising seven non-executive directors, including the Chairman, and two executive directors. There is a clear division of responsibility between the Chairman and the Chief Executive which ensures that there is a balance of power and authority. All the non-executive directors are regarded as independent. Sir Graham Hearne is the Senior Independent Director. The biographies of all the directors are presented on pages 32 and 33. As can be seen, they have a wide range of international business and financial experience relevant to the direction of a large global company.

Although all the directors have an equal responsibility for the performance of Invensys, the role of the non-executive directors is particularly important in ensuring that the strategies proposed by the executive management are fully discussed and rigorously examined and take account of the long-term interests, not only of the shareholders, but also of employees, customers, suppliers and the many communities in which Invensys conducts business.

The Board meets at least eight times during the course of the year with additional meetings convened as necessary; in the course of the year under review, the Board met on 13 occasions, including two strategy meetings. There is a formal schedule of matters reserved for the decision of the Board and the terms of reference of the Board and its committees are regularly reviewed. To enable the Board to perform its duties, all directors have full and timely access to all relevant information and to the services of the Company Secretary. Each director is required to retire by rotation no later than the third annual general meeting following his or her appointment or re-appointment.

The Board Committees

The Board has three standing committees:

The Nominating Committee is responsible for monitoring the performance of directors, ensuring appropriate training of individual directors and/or the Board as a whole and making recommendations to the Board for the appointment or re-appointment and removal of directors. It has four non-executive members: Lord Marshall (who chairs the Committee), Mr Robert Bauman and Sir Philip Beck, who served during the year, and Sir Graham Hearne, who was appointed on 14 June 2002.

The Audit Committee is composed of four independent non-executive directors: Sir Graham Hearne (who was appointed Chairman of the Committee on 1 April 2002), Mr Robert Bauman, Mr Rolf Börjesson and Mr Larry Farmer (appointed 1 March 2002). Mr Hugh Collum served as Chairman of the Committee during the year under review until 31 March 2002, when he stepped down from the Board. It meets at least three times a year to review published financial information, and the effectiveness of external and internal audit and the Group's internal controls and risk management procedures. The Chief Executive, the Chief Financial Officer and the external auditors normally attend the meetings and there is a meeting at least once a year between the Committee and the external auditors at which management is not present. This is particularly valuable in providing a direct line of communication between the external auditors and the non-executive directors.

The Committee reviews the work undertaken by the external auditors going beyond the scope of the audit itself to ensure that the independence of the auditors is not impaired. The review covers the nature of the work, the method of appointment and the fees paid.

In addition to these procedures, the directors and Audit Committee review specific areas of work carried out by Ernst & Young LLP, which generally fall into either of the following categories:

- Audit and assurance – this includes work that in their role as auditors they are best placed to undertake. This comprises formal reporting and other work related to borrowings, shareholder and other circulars, various regulatory reports and work in respect of acquisitions and disposals.
- Taxation – the auditors are used in cases where they are best suited, such as tax provision and statutory work. Other significant tax advisory projects are put out to competitive tender.

All significant management consulting projects are put out to competitive tender. In 2000 Ernst & Young disposed of its management consulting business and as a result our auditors do not carry out such work for the Group. The auditors also report to the directors and the Audit Committee on the actions they take to comply with all the appropriate professional and regulatory requirements designed to ensure their independence. See note 4 on page 55 of the accounts for details of payments made to Ernst & Young LLP.

The Audit Committee also reviews the work undertaken by the Risk Committee that is described in more detail in the section of this report dealing with internal control.

The Remuneration Committee comprises three independent non-executive directors: Mr Rolf Börjesson (Chairman of the Committee from 1 April 2002), Sir Philip Beck and Mr Larry Farmer (appointed 1 March 2002). Sir Graham Hearne served as Chairman of the Committee during the year under review until 31 March 2002, when he became Chairman of the Audit Committee. The role and responsibilities of the Committee are described in the Board's remuneration report on pages 39 to 42.

Communication with shareholders

Communication with all shareholders is given a high priority and a number of means is used to promote greater understanding and dialogue with investment audiences. These are reviewed with the Board and audited through independent research.

The summary financial statement provides shareholders with the material information concerning Invensys in a form more readily assimilated than the full annual report and accounts. Shareholders can also request the full report. At the half year an interim report is published. All of these documents are available online through the Invensys website, www.invensys.com, together with details of all announcements, analyst presentations and share price information.

During the year, shareholders are kept informed of the progress of the Company through trading statements and other announcements of significant developments that are released through the London Stock Exchange and other news services. There is regular dialogue with institutional shareholders and participation in sector conferences. Shareholders can also raise questions directly with the Company at any time of the year through a facility on the website.

Additionally, there is an opportunity at the annual general meeting for individual shareholders to question the Chairman and the chairmen of the Audit, Remuneration and Nominating Committees. Last year, Sir Graham Hearne, the current Chairman of the Audit Committee, deputised in this role for his predecessor who was unable to attend the meeting. The report and accounts are sent to shareholders at least 20 working days prior to the annual general meeting.

During the year, Invensys was pleased to be voted 'Best Company Investor Relations by Sector' in the Investor Relations Magazine Awards, held in association with the Financial Times.

Internal control

In accordance with the Guidance for Directors on Internal Control, the Board reports on its reviews of internal control which include consideration of the effectiveness of identification, evaluation and management of all significant risks affecting Invensys.

The Board has ultimate responsibility for the system of internal control. Each division is individually accountable to the Chief Executive and is managed by a Chief Operating Officer who, with its senior management team, provides day-to-day control over the division's operations within the strategic guidelines and delegated authorities adopted by the Board.

The internal control system is designed to meet the Group's particular needs and the risks to which it is exposed; but it should be appreciated that, however effective a system of internal control is, it can provide only reasonable and not absolute assurance against material misstatement or loss. In the following paragraphs the directors consider the key components of the Group's system of internal control and the process by which they have reviewed the effectiveness of such controls.

Overall strategy on risk and control – The Risk Committee comprises the Chief Financial Officer (who chairs the committee), the Chief Executive, the Vice President Finance – Invensys Inc., the General Counsel, the Deputy Chief Financial Officer, the Vice President Risk Management, the Director of Internal Audit and the Company Secretary. Its principal purpose is to provide further assurance to the Audit Committee and the Board. During the year, its activities have included reviewing the Group's risk framework and its monitoring functions and assessing all major risks together with their related risk management responses and, where appropriate, corrective programmes. The Risk Management Strategy is established and monitored by the Board with the objective of setting clear guidelines in relation to the levels of retained risk acceptable to the Group. Procedures for the Group-wide assessment of all business risks are subject to continuous review, monitoring and improvement.

Risk management – The internal risk management function reports to the Chief Financial Officer and is responsible for assessing the Group's exposure to risk in such areas as product liability and making appropriate policy recommendations to the Board and monitoring compliance with policies adopted by the Board. Responsibility for health, safety, the environment and property rests with the Senior VP, Human Resources and Group Services, who reports to the the Chief Executive. More details regarding this area are included on pages 26 to 31. The legal function, which reports to the Chief Executive, also monitors and acts on specific legal issues, legal claims and litigation.

Operating controls – Controls are detailed in formal procedures, instructions and manuals and compliance is verified by the Group's internal auditors and (to the extent necessary to form their opinion on the truth and fairness of the annual accounts) by the external auditors. Senior managers are required annually to certify compliance with the Group's financial and operational procedures and controls, including environmental and health and safety matters, and in relation to compliance with the Group's legal and ethical conduct policy.

Internal audit – The scope of the internal audit function encompasses the examination and evaluation of the adequacy and effectiveness of the Group's system of internal financial control and the assurance that certain performance criteria have been met. The function reports to the Audit Committee and the Board.

Audit Committee and Board review of internal control – The Audit Committee reviews reports from executive management, the Risk Committee, internal and external auditors to obtain reasonable assurance that appropriate control procedures are in place and being adhered to and reports on all these matters to the Board. In the Board's view the information that it has received throughout the year and the procedural framework that is in place are sufficient to enable it to review the effectiveness of the Group's system of internal control in accordance with the Guidance for Directors on Internal Control.

Sustainability and social, environmental and ethical matters

The Board attaches high importance to sustainable development and the Invensys Intent that is the foundation of our corporate behaviour as described on pages 26 to 31. The risks inherent in these matters are assessed as part of the Group's overall risk management processes. Accordingly, the Board, through the Audit and Risk Committees, receives regular information and reports to enable it to make appropriate assessments in these areas. Performance management, incentivisation and training procedures are being continuously developed so as to reflect more fully the Invensys Intent. The processes required to achieve appropriate assurance and verification across all aspects of these matters are not fully developed but it is the policy of Invensys that over time its success in meeting all the elements of the Invensys Intent should be measurable and transparent.

CORPORATE AND FINANCIAL STATEMENTS

DIRECTORS' REPORT

The directors submit their report and the audited accounts for the year ended 31 March 2002 as set out on pages 44 to 77.

Activities and review for the year

The principal activities and review for the year are contained on pages 22 to 25.

Dividends

The directors recommend that a final dividend of 1.0p (2001 5.2p) per ordinary share be paid, subject to approval by shareholders, on 11 September 2002 to shareholders on the register on 19 July 2002. This, together with the interim dividend of 1.0p paid on 5 March 2002, makes a total for the year of 2.0p (2001 7.7p). The Company offers a dividend reinvestment plan in lieu of the cash dividend and shareholders should refer to page 81 for further details.

Board of directors

The current directors of the Company and their biographical details are given on pages 32 and 33. A statement of their remuneration and interests in the ordinary shares of the Company are set out in the remuneration report on pages 41 and 42. Mr A M Yurko and Mr H R Collum resigned from the Board of directors on 31 January 2002 and 31 March 2002 respectively, and Mr R N Haythornthwaite, Mr L E Farmer and Mr P Scaroni joined the Board on 25 July 2001, 1 March 2002 and 1 May 2002 respectively. Mr Scaroni stepped down on 14 June 2002 following his move to Italy to become Chief Executive of Enel. Mr R P Bauman will retire from the Board at the annual general meeting in July 2002. Mr Haythornthwaite was appointed Chief Executive on 1 October 2001. All other directors served throughout the year.

In accordance with the Articles of Association, Ms K A O'Donovan retires by rotation and, being eligible, offers herself for re-election at the annual general meeting. In addition, Mr Haythornthwaite and Mr Farmer, who were appointed during the year, retire in accordance with the Articles of Association and offer themselves for election at the annual general meeting.

Ms O'Donovan and Mr Haythornthwaite both have service contracts and details of these are given on page 40. Mr Farmer is a non-executive director and does not have a service contract.

Acquisitions and disposals

During the year the Group made acquisitions with a total consideration of £49 million including acquired net debt as detailed below:

	Consideration £m	Proportion acquired	Effective date of acquisition
IMServ FieldTech	15	100%	May 2001
Pacific Simulation	5	100%	Apr 2001
Industrial Communications	2	100%	Apr 2001
Other acquisitions	27		
	49		

During the year the following disposals have taken place:

	Proceeds £m	Proportion disposed	Effective date of disposal
Energy Storage	287	100%	Mar 2002
Hoffman	32	100%	Sept 2001
Brook Crompton	30	100%	Dec 2001/ Jan 2002
Crompton Instruments	17	100%	Jan 2002
Other disposals	65		
	431		

The discontinued businesses, including Flow Control, contributed sales of £956 million and operating profit of £92 million in the year.

Following the year end the Group completed the sale of its Flow Control business for a cash consideration of £366 million (US$535 million), and announced that it had agreed to sell its CompAir business to Alchemy Partners for a nominal consideration. The results of CompAir are included in the Disposal group.

Substantial shareholders

As at 14 June 2002 the Company had been notified of the following interests in its ordinary shares:

Name	Number of ordinary shares	% of issued share capital
Brandes Investments Partners, LP	519,434,089	14.84
CGNU plc	142,506,595	4.07

Supplier payment policy

It is the policy of the Group that subsidiary companies should develop long-term relationships with suppliers and establish terms of trade consistent with established practice in their country of operation, and to ensure that suppliers are aware of the terms of payment and that such terms are followed. The Company is a holding company and has no trade creditors.

Employee policy and development

Information concerning employees and their remuneration is given in note 5 to the accounts on page 55. The Group seeks to ensure that fair consideration is given to applications for employment received from disabled persons and to ensure continued employment, training and advancement where possible of employees who are, or become, temporarily or permanently disabled. The Company also recognises the need to provide information on matters of concern to employees and, to satisfy that need, the Company provides employees with published financial and economic information through its consultative procedures.

General information

Group donations to charities and community causes worldwide were £1.6 million (2001 £1.2 million) with UK charities receiving £0.4 million (2001 £0.4 million). No donations were made to political parties (2001 £nil). The Group carries out research and development in support of its activities. During the year expenditure on the development of new products and processes amounted to £265 million (2001 £283 million).

Auditors

Ernst & Young, who on 28 June 2001 became a limited liability partnership known as Ernst & Young LLP, have expressed their willingness to continue in office as auditors and resolutions proposing their reappointment and to authorise the directors to determine their remuneration will be proposed at the forthcoming annual general meeting.

Annual general meeting

The annual general meeting of the Company will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Wednesday 24 July 2002 at 10.30am. The separate circular including the notice of meeting sent to all shareholders gives full details of the meeting and the resolutions to be proposed.

By order of the Board
J R W Clayton
Company Secretary
14 June 2002

STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE PREPARATION OF THE ACCOUNTS

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss for that period. In preparing the accounts, the directors are required to:

- select suitable accounting policies and apply them consistently;
- make estimates and judgements which are reasonable and prudent; and
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and prevent and detect fraud and other irregularities. The directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

REMUNERATION REPORT

This report is presented to shareholders by the Board and sets out the Board's remuneration policy and details of the remuneration of each director. The Remuneration Committee ('the Committee') is responsible for developing policy on executive remuneration and for approving the remuneration packages of individual executive directors and other senior executives. Sir Graham Hearne was chairman of the Committee until 31 March 2002 when he was succeeded by Mr R L Börjesson. The other members of the Committee during the period were Sir Philip Beck, Mr H R Collum (until 31 March 2002) and Mr L E Farmer (appointed 1 March 2002). They are all independent non-executive directors. The Chief Executive and other directors and senior management may also attend by invitation of the Committee chairman. No director is involved in deciding his or her own remuneration.

The Committee has access to both internal and external professional advisers (appointed by itself) as required.

REMUNERATION POLICY

It is the objective of the remuneration policy to provide a remuneration package which is competitive and performance-linked whilst attracting, motivating and retaining the highest calibre executive directors and senior executives. The Committee has established a remuneration package applicable to the Group as a whole, which takes into account the specific requirements of the business, such as the international spread of the business, the remuneration applicable at other levels within the Group, remuneration surveys, advice from independent remuneration consultants and human resources professionals and the knowledge and judgement of its members. The main components of the remuneration package are as follows:

1 SALARY AND BENEFITS

The Committee determines the level of salary for each executive director and other senior executives annually. Base salaries are set at a level to take account of personal performance and salaries in comparable companies. In establishing individual levels the Committee is conscious that it should pay no more than is necessary to retain the executive whilst ensuring business objectives are fulfilled. There is no automatic adjustment in respect of inflation.

2 ANNUAL INCENTIVE PLAN

The main objectives of the Annual Incentive Plan ('the Plan') for the executive directors and other executives are to encourage executives to achieve defined financial objectives and focus on the most important measures of business success whilst rewarding them for outstanding performance. In this way the Plan seeks to align the interests of shareholders and those participating in the Plan. In designing the Plan the Committee has followed the provisions set out in Schedule A to the Combined Code appended to the Listing Rules of the UK Listing Authority.

For the year ended 31 March 2002, two principal targets were put in place focused on profit and cash flow. Having regard to the Company's overall performance against these targets, Ms K A O'Donovan has waived her entitlement to receive a bonus. Mr R N Haythornthwaite received a bonus of £150,000, 25% of salary, as provided for this year only in his service contract.

For the forthcoming year 2002/03, the performance targets have been set to reflect profit and cash flow targets and a number of measurable operational targets reflecting the key areas of targeted performance improvement. For the executive directors, achievement of all targets would produce a payment of 50% of annual base salary and the maximum bonus achievable in respect of performance in excess of targets is 100% of annual base salary. Similar principles are applied to other eligible executives and variations may be applied in the case of exceptional performance or circumstances.

It is proposed that a Deferred Share Bonus Plan will be introduced as described in the notice of annual general meeting with the objective of aligning further the annual performance with long-term Company performance. The Committee will determine an appropriate and stretching performance target for the matching shares.

3 SHARE SCHEMES

(i) Executive Share Option Scheme

The Company operates a discretionary share option scheme ('the 1998 Scheme') under which options over the Company's ordinary shares may be granted each year to executive directors and other executives at multiples of salary which reflect the prevailing market practice in the relevant country. When options were granted during the year under review, the salary multiple applied at that time for executive directors and senior executives was between 1.0 and 2.1 times annual salary. No options are granted at a discount and all options are subject to stretching performance conditions on exercise as determined by the Committee at the time of grant. The performance condition for the year under review was for the Company's earnings per share to out-perform the Retail Price Index by at least 12% in the three years after grant of the option, or by 16% in the four years after the grant of the option or by 20% in the five years after the grant of the option, failing which the option will lapse. The Committee will continue to set appropriate and stretching performance targets depending on the specific demands of the business and the operating environment. It is the Company's policy to extend participation in the 1998 Scheme to overseas executives on terms as close as practicable to those applicable in the UK. Participation has been extended to executives in over 30 countries.

(ii) Savings Related Share Option Scheme ('SRSOS')

The Company has an established SRSOS that operates in the UK, together with a related international SRSOS that operates in over 20 overseas countries. It is based on a three, five or seven year savings plan and offered to eligible full and part-time employees. Options may be granted at a 20% discount to the market price of the Company's shares immediately preceding the date of invitation. Executive directors are eligible to participate in the SRSOS.

(iii) New Employee Share Ownership Plans

Authority has been given by shareholders for the Company to introduce a new Employee Share Ownership Plan in the UK and other countries and also a new Employee Stock Purchase Plan in the US with the objective of promoting wider long-term share ownership among employees. The form of implementation of such plans in the most effective manner across the worldwide Group remains under review.

(iv) Long Term Incentive Plan ('LTIP')
Following approval by shareholders at last year's annual general meeting the LTIP is now permitted to be operated alongside the 1998 Scheme although to date, it has only been used on recruitment for two senior executives (including one executive director). Given the diverse range of countries in which the Group operates, it is considered that the Company requires the flexibility to use both options and other share plans as appropriate. Under the LTIP, awards have been made subject to a Total Shareholder Return ('TSR') performance condition. The current TSR condition measures the variance in the price of Invensys shares plus the value of reinvested net dividend payments over a three year period and ranks the calculation against the TSR of a group of global comparator companies. In addition, the Committee must determine that the underlying performance of the Company is satisfactory. The Company's TSR must rank at median position for 50% of an award to vest (subject to a two year retention period), rising to all of the shares vesting if the upper quartile position is achieved. Intermediate awards between the quartiles are assessed on a straight-line basis. If at least the median position is not achieved, the whole award lapses. The level of awards to executive directors and senior executives is determined by the Committee according to the prevailing market practice in the relevant country. The Committee currently considers awards based upon a salary multiple of up to 2.0 times although grants to date have not exceeded 0.5 times salary. If an individual is being considered for a grant of options and an award of shares in the same year, the current limit applicable to each plan is reduced proportionately in order to set an overall maximum limit. The LTIP awards to date have been no more than 25% of the combined face value under the 1998 Scheme and the LTIP.

4 SHAREHOLDING
It is the Committee's desire that executive directors be encouraged to build over time a shareholding of Invensys shares of value of at least one times salary.

5 PENSIONS
Pension and life assurance benefits for executive directors and senior executives reflect practice in the country and business sector in which they perform their principal duties. These benefits are provided through tax approved schemes in the country in which they reside and where the appropriate level of benefits cannot be provided through the appropriate tax approved scheme, the excess pension liabilities are accrued in the accounts and the appropriate pension will be paid by the Group when it falls due. Details of the executive directors' individual pension arrangements are set out on page 42.

6 OTHER BENEFITS
Other benefits provided for executive directors and senior executives also reflect practice in the country and business sector in which they perform their principal duties. The principal additional benefits for executive directors are the provision of a company car and health care.

7 SERVICE CONTRACTS
The service contracts of all current executive directors provide for termination on one year's notice. The contracts also contain a provision explicitly dealing with compensation (based on the value of twelve months' remuneration and other benefits) if the Company terminates the contract (other than for cause) or there is a material adverse change in role, responsibilities or remuneration. Subject to that provision, in the event of contractual termination, the Company's policy is to minimise payments according to the contractual obligations of the parties including appropriate mitigation, having regard to the cause of termination.

8 NON-EXECUTIVE DIRECTORS
Fees for non-executive directors other than the Chairman are determined by a committee of the Board comprising the Chairman and the executive directors, subject to the limits set out in the Articles of Association. The Chairman's fees are set by a committee comprising the Senior Independent Director as chairman of the committee, two other non-executive directors and the Chief Executive. The basic fees for a non-executive director have been fixed at £28,000 per annum. An additional fee of £5,000 is payable to the chairmen of the Audit and Remuneration Committees and all members of the Board's standing committees receive a fee of £750 for each meeting attended. The fees of each non-executive director for the year are set out in the table on page 41. The Chairman and other non-executive directors do not have service contracts. They are appointed for fixed terms, not exceeding three years and do not participate in any bonus plan or any of the Group's share option schemes or the LTIP. Any director aged 70 or over is required to be re-elected each year.

9 EXTERNAL DIRECTORSHIPS
The executive directors are encouraged to hold non-executive directorships in other companies in order to broaden their experience for the benefit of the Company. Such appointments are subject to approval by the Board and the director may retain any fees paid in respect of such directorships.

ANNUAL GENERAL MEETING
Proposals will be put to the annual general meeting in relation to approval of the implementation of a new Deferred Share Bonus Plan and the removal of certain limits from a number of the Company's share option schemes. In accordance with good corporate governance and new legislation proposed by the Department of Trade and Industry, the Board will put the remuneration report to the annual general meeting for approval. Further details are set out in the notice of annual general meeting sent to shareholders and include the Remuneration Committee's proposals for the future operation of the new plan and the existing share schemes.

REPORT OF THE INDEPENDENT AUDITORS TO THE SHAREHOLDERS OF INVENSYS PLC

We have audited the Group's accounts for the year ended 31 March 2002 which comprise the consolidated profit and loss account, consolidated balance sheet, Company balance sheet, consolidated cash flow statement, consolidated statement of total recognised gains and losses, reconciliation of movements in consolidated shareholders' funds, accounting policies and the related notes 1 to 31. These accounts have been prepared on the basis of the accounting policies set out therein.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report and the accounts in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the accounts in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Company is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Company's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report and consider whether it is consistent with the audited accounts. This other information comprises the directors' report, remuneration report, the financial summary and the other information listed on the contents page. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

Opinion
In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2002 and of the loss of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
London
14 June 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 March	Notes	2002 £m	2001 (restated) £m
Turnover			
Existing operations		5,731	6,338
Acquisitions		25	–
Ongoing operations		5,756	6,338
Disposal group		260	324
Total continuing operations		6,016	6,662
Discontinued operations		956	1,201
	1	6,972	7,863
Operating profit before exceptional items and goodwill amortisation			
Existing operations		471	817
Acquisitions		–	–
Ongoing operations		471	817
Disposal group		(14)	(6)
Total continuing operations		457	811
Discontinued operations		92	123
	1	549	934
Operating exceptional items			
Restructuring costs	2	(223)	(292)
Market related write downs	2	(76)	–
	1	(299)	(292)
Operating profit before goodwill amortisation		250	642
Goodwill amortisation	1	(124)	(98)
Operating profit		126	544
Share of operating profits/(losses) of associated undertakings			
Discontinued operations	7	2	(5)
Total operating profit			
Continuing operations*	3	36	440
Discontinued operations	3	92	99
	3	128	539
Corporate exceptional items			
Fundamental reorganisation costs	2	(172)	–
Costs of closure	2	(45)	(24)
Loss on sale of fixed assets	2	(34)	(12)
Loss on disposal of operations	2	(565)	(126)
(Loss)/profit on ordinary activities before interest and taxation	1, 4	(688)	377
Net interest payable and similar charges	8	(170)	(227)
(Loss)/profit on ordinary activities before taxation		(858)	150
Tax on profit on ordinary activities	9	(9)	(74)
(Loss)/profit on ordinary activities after taxation		(867)	76
Minority interests – equity		(2)	(6)
(Loss)/profit for the financial year	24	(869)	70
Dividends	11	(70)	(268)
Retained loss for the financial year		(939)	(198)
(Loss)/earnings per share (basic)	12	(24.8)p	2.0p
Earnings per share (total Group, before exceptional items and goodwill amortisation)	12	7.7p	13.7p
Diluted (loss)/earnings per share	12	(24.8)p	2.0p

* Including acquisitions in the year ended 31 March 2002 with operating profit (before operating exceptional items and goodwill amortisation) of £nil, restructuring costs of £nil, market related write downs of £nil and goodwill amortisation of £1 million (note 3).

DIRECTORS' REMUNERATION

Directors' remuneration for the year ended 31 March 2002 was as follows:

Current directors:	Note	Salary/Fees £	Benefits £	Supplementary pension payment £	Bonuses £	Total 2002 £	Total 2001 £
R P Bauman	1	36,250	–	–	–	36,250	31,000
Sir Philip Beck	1	43,750	–	–	–	43,750	32,500
R L Börjesson		30,250	–	–	–	30,250	30,250
L E Farmer		3,833	–	–	–	3,833	–
R N Haythornthwaite	2,3	350,000	19,276	126,000	150,000	645,276	–
Sir Graham Hearne		39,750	–	–	–	39,750	37,500
Lord Marshall		250,000	–	–	–	250,000	250,000
K A O'Donovan	4	424,000	31,761	–	–	455,761	454,686
S M Robertson		28,000	–	–	–	28,000	28,000
Former directors:							
H R Collum	5	37,500	–	–	–	37,500	38,250
J F Mueller	6	–	–	–	–	–	566,063
A M Yurko	6	684,583	43,404	–	–	727,987	869,652
						2,298,357	2,337,901

Notes

1 The fees of R P Bauman and Sir Philip Beck include fees paid in respect of committee meetings attended in previous periods.

2 The emoluments disclosed relate to the period from 1 September 2001 when R N Haythornthwaite commenced full-time duties for the Company.

3 R N Haythornthwaite has agreed to receive a supplementary pension payment in lieu of certain benefits being based on final salary as set out in note 4 following the table headed Directors' Pensions on page 42.

4 K A O'Donovan has waived her entitlement to receive a bonus of £106,000.

5 H R Collum resigned from the Board of directors with effect from 31 March 2002.

6 The emoluments of the highest paid director, A M Yurko, excluding pension benefits, were £727,987 (2001 £869,652). He resigned from his employment with the Company with effect from 31 January 2002 and accordingly received no compensation in relation to the termination of his service contract. After leaving employment he elected, in accordance with his pension entitlements, to receive a reduced pension with effect from 1 April 2002 and further elected that his entire accrued pension benefits that he was entitled to receive from the Company as set out on page 42 be commuted to a single cash payment of £4,352,000, which was paid in April 2002. As described in last year's remuneration report, J F Mueller, who ceased to be a director on 31 December 2000, received compensation in the year ended 31 March 2001 under his service contract in respect of salary and other benefits totalling £1,083,685 and an amount of £2,104,054 in commutation of his Company pension entitlements.

DIRECTORS' INTERESTS

The interests of the directors in the ordinary shares of the Company are as set out below (excluding awards under the LTIP):

		At 31 March 2002		At 31 March 2001 (or at date of appointment if later)	
	Note	Ordinary shares	Share options	Ordinary shares	Share options
R P Bauman		288,486	–	288,486	–
Sir Philip Beck		48,196	–	48,196	–
R L Börjesson		15,000	–	15,000	–
H R Collum	2	23,731	–	23,731	–
L E Farmer	3	–	–	–	–
R N Haythornthwaite		200,000	912,132	100,000	893,744
Sir Graham Hearne		2,665	–	2,665	–
Lord Marshall		23,323	–	21,615	–
K A O'Donovan		75,940	1,550,372	75,940	951,797
S M Robertson		2,165	–	2,165	–

Notes

1 The market price of the ordinary shares of the Company at 31 March 2002 was 124p (2001 134p) and the range during the year was 33.25p to 153.25p.

2 All interests referred to are beneficial other than 20,000 ordinary shares held by H R Collum (who retired on 31 March 2002) which are non-beneficial.

3 There have been no changes in the interests of directors between 31 March 2002 and 14 June 2002, other than the purchase of 2,000 ordinary shares by L E Farmer on 31 May 2002.

SHARE OPTIONS AND LONG TERM INCENTIVE PLAN AWARDS

Details of options in respect of the Company's ordinary shares granted, exercised or lapsed during the year for individual directors are set out below:

	Note	At 31 March 2001 (or at date of appointment if later)	Granted	Exercise price per share options granted p	Lapsed	At 31 March 2002 (or at date of cessation)	Weighted average exercise price above 124p	Weighted average exercise price below 124p	Exercise dates
R N Haythornthwaite	1	893,744	18,388	90.0	–	912,132	–	100.5	Jul 04 to Jul 11
K A O'Donovan		951,797	600,000	145.25	1,425	1,550,372	258.0	–	Sep 95 to Jun 11
A M Yurko		2,933,168	1,100,000	145.25	–	4,033,168	203.0	–	Dec 96 to Dec 04

Notes

1 On 25 July 2001, R N Haythornthwaite was granted executive share options over 893,744 shares at an exercise price of 100.7p. On the same date he was granted a conditional award of 254,049 ordinary shares under the LTIP subject to the performance conditions described in the remuneration report on page 40.

2 No options were exercised by directors during the years ended 31 March 2001 and 31 March 2002.

3 Full details of directors' shareholdings, options and LTIP awards are contained in the Register of Directors' Interests which is kept by the Company and is open to inspection in accordance with the provisions of the Companies Act 1985.

DIRECTORS' PENSIONS

Executive directors participate in defined pension arrangements sponsored by the Company. These schemes provide benefits based on earnings at or near retirement and are part externally funded and part reserved for within the Company.

The following table shows the compulsory members' contributions, the increase in accrued entitlement during the year and the accrued entitlement at the end of the year:

	Note	Age as at 31 March 2002	Members' contributions during the year £	Additional pension earned during the year in excess of inflation £ per annum	Accrued entitlement at year ended 31 March 2002 £ per annum (or at date of cessation)	Accrued entitlement at year ended 31 March 2001 £ per annum
R N Haythornthwaite	4	45	–	2,178	2,178	–
K A O'Donovan		44	–	20,130	128,373	106,434
A M Yurko	5	50	–	32,225	329,979	292,777

Notes

1 All benefits are due at age 60.

2 Pensions in payment are guaranteed to increase by the level of inflation subject to a minimum increase of 3% per annum and a maximum increase of 5% per annum.

3 For death before retirement a spouse's pension of two-thirds of the member's prospective pension is payable, if applicable, plus a capital sum of four times the member's salary. For death after retirement a spouse's pension of two-thirds of the member's pension is payable plus the balance of a five year guarantee if applicable. In the event of death after leaving service but before commencement of pension, a spouse's pension of two-thirds of the accrued preserved pension is payable plus a capital sum of five times the accrued preserved pension. In all circumstances children's allowances are also payable if applicable.

4 The benefits shown for R N Haythornthwaite relate to his participation in the approved pension scheme up to the Inland Revenue earnings limit. With respect to his earnings above that limit, a separate contractual arrangement has been implemented so that, in lieu of the pension benefits related to those earnings to which he was originally entitled under his contract (a funded, unapproved final salary arrangement consistent with that provided by his former employer), the Company will each year make additional payments in part by way of funding an unapproved money purchase scheme and in part as supplementary payments to the director himself. Unlike the original contractual arrangement, under this new arrangement, the liability for the Company is capped. For the period up to 31 March 2002, the payments made by the Company, which are equivalent to the accumulated pension benefits forgone in entering into this arrangement, were as follows: £189,000 to the money purchase scheme plus the supplementary pension payment as set out in the table headed Directors' Remuneration on page 41.

5 A M Yurko ceased to be employed on 31 January 2002. In accordance with his pension entitlements, he elected to receive a reduced pension commencing with effect from 1 April 2002 to be provided in part from the Invensys Pension Scheme (£29,692 per annum) and the balance from the Company (£186,558 per annum). In accordance with the terms of his service contract, his pension benefits payable by the Company were commuted into a single lump sum payment as set out in note 6 following the table headed Directors' Remuneration on page 41.

CONSOLIDATED BALANCE SHEET

At 31 March	Notes	2002 £m	2001 (restated) £m
Fixed assets			
Intangible assets	13	1,512	1,635
Tangible assets	14	1,515	2,103
Investments in associated undertakings	15	14	20
Other investments	15	59	47
		3,100	3,805
Current assets			
Stocks	16	824	1,213
Debtors: amounts falling due within one year	17	1,490	2,160
Debtors: amounts falling due after more than one year	17	510	435
Investments	15	33	48
Cash and short-term deposits	28	506	382
		3,363	4,238
Creditors: amounts falling due within one year			
Short-term borrowings	18	(1,066)	(2,032)
Other creditors	18	(1,748)	(2,542)
		(2,814)	(4,574)
Net current assets/(liabilities)		549	(336)
Total assets less current liabilities		3,649	3,469
Creditors: amounts falling due after more than one year			
Long-term borrowings	19	(2,456)	(1,568)
Other creditors	19	(117)	(125)
		(2,573)	(1,693)
Provisions for liabilities and charges	22	(686)	(827)
	1	390	949
Capital and reserves			
Called up share capital	23	875	875
Share premium account	24	15	15
Capital redemption reserve	24	83	83
Capital reserve	24	210	202
Exchange variation reserve	24	(417)	(391)
Profit and loss account	24	(622)	(96)
Shareholders' funds – equity		144	688
Minority interests – including non-equity	25	246	261
		390	949

These accounts were approved by the directors on 14 June 2002 and are signed on their behalf by:

Lord Marshall of Knightsbridge
Chairman

R N Haythornthwaite
Chief Executive

K A O'Donovan
Chief Financial Officer

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 March	Notes	2002 £m	2001 £m
Net cash inflow from operating activities	28	536	323
Returns on investments and servicing of finance	28	(170)	(218)
Taxation	28	(43)	(135)
Capital expenditure and financial investment	28	(129)	(241)
Acquisitions and disposals	28	209	(293)
Equity dividends paid		(217)	(268)
Cash inflow/(outflow) before use of liquid resources and financing		186	(832)
Management of liquid resources	28	(104)	257
Financing			
Issue of ordinary shares	28	–	4
Increase in debt	28	–	605
Increase in cash in year		82	34

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

For the year ended 31 March	Notes	2002 £m	2001 £m
Increase in cash in year		82	34
Cash inflow from increase in debt	28	–	(605)
Cash outflow/(inflow) from increase/(decrease) in liquid resources	28	104	(257)
Change in net debt resulting from cash flows	28	186	(828)
Short-term deposits, loans and finance leases acquired/divested in respect of the acquisition/disposal of subsidiary undertakings	28	2	(62)
New finance leases	28	(1)	(2)
Exchange movements	28	15	(194)
Movement in net debt in year		202	(1,086)
Net debt at beginning of year	28	(3,218)	(2,132)
Net debt at end of year	28	(3,016)	(3,218)

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 31 March	Notes	2002 £m	2001 (restated) £m
(Loss)/profit for the financial year	24	(869)	70
Currency translation differences on foreign currency net investments		(52)	5
Tax (charge)/credit on currency translation differences on foreign currency net investments		–	–
	24	(52)	5
Total recognised gains and losses for the year		**(921)**	75
Prior year adjustment – FRS 19	22	(137)	
Prior year adjustment – change in software development capitalisation policy			(100)
Total recognised losses since last annual report		**(1,058)**	(25)

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS

For the year ended 31 March	Notes	2002 £m	2001 (restated) £m
(Loss)/profit for the financial year	24	(869)	70
Dividends	11	(70)	(268)
		(939)	(198)
Currency translation differences on foreign currency net investments, net of tax	24	(52)	5
Share capital issued, including options	23	–	4
Goodwill written back on disposals	24	447	93
		(544)	(96)
Opening shareholders' funds		825	1,024
Prior year adjustment – FRS 19	22	(137)	(140)
Prior year adjustment – change in software development capitalisation policy			(100)
Opening shareholders' funds (restated)		688	784
Closing shareholders' funds		**144**	688

COMPANY BALANCE SHEET

At 31 March	Notes	2002 £m	2001 £m
Fixed assets			
Tangible assets	14	2	8
Investments	15	8,739	8,720
		8,741	8,728
Current assets			
Debtors: amounts falling due within one year	17	12,459	9,495
Debtors: amounts falling due after more than one year	17	2	3
Cash and short-term deposits		119	70
		12,580	9,568
Creditors: amounts falling due within one year			
Short-term borrowings	18	(852)	(2,111)
Other creditors	18	(11,382)	(7,318)
		(12,234)	(9,429)
Net current assets		346	139
Total assets less current liabilities		9,087	8,867
Creditors: amounts falling due after more than one year			
Long-term borrowings	19	(2,353)	(1,449)
Other creditors	19	(497)	(1,352)
		(2,850)	(2,801)
		6,237	6,066
Capital and reserves			
Called up share capital	23	875	875
Share premium account	24	15	15
Capital redemption reserve	24	83	83
Merger reserve	24	4,984	4,984
Profit and loss account	24	280	109
Shareholders' funds – equity		6,237	6,066

These accounts were approved by the directors on 14 June 2002 and are signed on their behalf by:

Lord Marshall of Knightsbridge
Chairman

R N Haythornthwaite
Chief Executive

K A O'Donovan
Chief Financial Officer

ACCOUNTING POLICIES

Basis of accounting
These accounts are prepared under the historical cost convention and in accordance with applicable UK accounting standards.

Basis of consolidation
The consolidated profit and loss account and balance sheet incorporate the accounts of Invensys plc and its subsidiary undertakings together with the Group's share of the results of associated undertakings for the financial year to 31 March 2002. The results of subsidiary undertakings sold or acquired during the year are included in the profit and loss account up to, or from, the date control passes.

New financial reporting standards
(i) Adoption of FRS 17
In November 2000 the Accounting Standards Board issued Financial Reporting Standard No 17: Retirement Benefits. The implementation of the requirements of FRS 17 is phased in over a two year period starting with accounting periods ending on or after 22 June 2001 and will become fully mandatory for the Group for the year ending 31 March 2004.

In accordance with the transitional provisions of FRS 17, Invensys has disclosed in note 6 the impact that FRS 17 would have on the closing balance sheet of the Group as at 31 March 2002.

(ii) Adoption of FRS 18
In December 2000 the Accounting Standards Board issued Financial Reporting Standard No 18: Accounting Policies. FRS 18 updates an existing accounting standard and provides new guidance requiring that the most appropriate accounting policies and treatments are selected for the Group's particular circumstances. The adoption of the standard has not had a significant effect on the measurement of the results and assets and liabilities of the Group.

(iii) Adoption of FRS 19
In December 2000 the Accounting Standards Board issued Financial Reporting Standard No 19: Deferred Tax. Under FRS 19 the Group is required to recognise deferred tax as a liability or asset if transactions or events giving rise to an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred by the balance sheet date.

Previously the Group provided for deferred tax using the liability method to the extent that it was probable that liabilities would crystallise in the foreseeable future. Under FRS 19 full provision is required, whether or not an actual liability will crystallise. Deferred tax unprovided for as at 31 March 2001, and which is now required to be provided for under FRS 19, has been provided for and shown as a prior year adjustment. As permitted by FRS 19, the Group has adopted a policy of not discounting deferred tax assets and liabilities.

Foreign currencies
The trading results of overseas subsidiaries and associated undertakings are translated into sterling at average rates of exchange ruling during the year. The retranslation of the retained earnings of overseas operations to closing rates is dealt with as a movement in reserves.

Assets and liabilities of overseas subsidiaries, including goodwill, are translated into sterling at closing rates of exchange ruling at the balance sheet date and any exchange differences are taken to reserves.

Currency differences arising from the translation at closing rate of the investment in subsidiaries and associated undertakings are taken to reserves, together with exchange gains and losses arising on foreign currency borrowings which finance a proportion of foreign currency investments.

All other exchange differences are included in the profit and loss account for the year.

Turnover
Turnover represents the invoiced value of goods supplied by the Group excluding inter-company transactions, sales by associated undertakings and sales taxes. Turnover relating to long-term contracts represents the value of work performed during the year.

Research and development
Research and development expenditure is expensed as incurred.

Pension costs and other post-retirement benefits
The expected costs of providing pensions and other post-retirement benefits are charged to the profit and loss account so as to spread the costs over the service lives of the participating employees. The costs are assessed in accordance with the advice of actuaries, and provision is made in the accounts along with the associated deferred taxation effect.

Goodwill
On acquisition, the fair value of net assets is assessed and adjustments are made to bring the accounting policies of businesses acquired into alignment with those of the Group. The difference between the price paid for new interests and the fair value of identifiable net assets acquired is capitalised and amortised over its economic life, depending on the nature of the acquisition for a period not exceeding 20 years. Any costs of integrating the acquired business are taken to the profit and loss account. Goodwill is currently amortised over a period of 12 to 20 years.

Goodwill relating to acquisitions prior to 5 April 1998, the date that Financial Reporting Standard No 10: Goodwill and Intangible Assets (FRS 10) became applicable to the Group, has been written off to reserves. Goodwill previously eliminated against reserves is charged to the profit and loss account in so far as it relates to disposals in the year.

Depreciation of tangible fixed assets
Tangible fixed assets are depreciated to their residual values on a straight line basis over their estimated useful lives at the following rates applied to original cost.

Freehold land	Nil
Freehold buildings	2 to 2.5%
Plant and machinery	7 to 35%
Computer software systems	10 to 25%

Impairment of fixed assets
Impairment reviews are undertaken if there are indications that fixed asset carrying values may not be recoverable. The discount rate used is the Group's pre-tax weighted average cost of capital, as adjusted for the particular risks associated with the income-generating unit concerned.

Leased assets
Assets held under finance leases are capitalised and included in tangible fixed assets at fair value. Each asset is depreciated over the shorter of the lease term or its useful life. Obligations related to finance leases, net of finance charges in respect of future periods, are included as appropriate within creditors. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account on a straight-line basis.

Investments in subsidiary undertakings
Investments in subsidiary undertakings are held at cost less provisions for impairment.

Stocks
Stocks and work in progress are valued at the lower of cost and estimated net realisable value. Cost comprises the cost of raw materials and an appropriate proportion of labour and overheads. Provision is made for obsolete and slow moving items and for unrealised profits on items of inter-company manufacture.

The net realisable value of long-term contracts has been arrived at having regard to estimated cost to completion. A prudent level of profit attributable to the contract activity is taken up if the final outcome of such contracts can be reliably assessed. On all contracts, full provision is made for any losses in the year in which they are first foreseen.

Cash and borrowings
Cash and short-term deposits at the balance sheet date are deducted from bank loans and overdrafts where formal rights of set-off exist.

Taxation
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, tax, with the following exceptions:

(i) Provision is made for tax on gains arising from fair value adjustments of fixed assets, or gains on disposal of fixed assets, that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold.

(ii) Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable.

(iii) Deferred tax assets are recognised only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Derivative instruments
The Group primarily uses forward foreign currency contracts and interest rate swaps to manage its exposures to fluctuations in interest and foreign exchange rates. These instruments are accounted for as hedges when designated as hedges at the inception of the contract. As a result, gains and losses on foreign exchange contracts are off-set against the foreign exchange gains and losses on the related financial assets and liabilities. Where the instrument is used to hedge against future transactions, gains and losses are not recognised until the transaction occurs. Where the instrument is used to adjust the currency profile of net borrowings which are matched to net assets of subsidiaries, any gains and losses are recorded in reserves. Interest rate swaps are disclosed in the fair value table in note 29, and are not revalued or otherwise required to be shown in the Group balance sheet at the year end. Interest differentials are recognised by accruing the net interest payable. Gains or losses arising on hedging instruments which are cancelled due to the termination of underlying exposure are taken to the profit and loss account immediately.

1 Segmental analysis

	Turnover 2002 £m	Turnover 2001 £m	Profit before interest and tax 2002 £m	Profit before interest and tax 2001 £m	Net operating assets 2002 £m	Net operating assets 2001 (restated) £m
Business division						
Software Systems	1,380	1,326	10	43	286	315
Automation Systems	1,251	1,343	170	212	468	593
Control Systems	2,228	2,320	289	380	1,002	1,067
Power Systems	897	1,349	2	182	358	491
Ongoing operations	5,756	6,338	471	817	2,114	2,466
Disposal group	260	324	(14)	(6)	25	128
Total continuing operations	6,016	6,662	457	811	2,139	2,594
Discontinued operations	956	1,201	92	123	211	632
	6,972	7,863	549	934	2,350	3,226
Operating exceptional items			(299)	(292)		
Goodwill amortisation			(124)	(98)		
Share of operating profits/(losses) of associated undertakings			2	(5)		
Corporate exceptional items			(816)	(162)		
(Loss)/profit on ordinary activities before interest and taxation			(688)	377		
Geographical analysis by origin						
United Kingdom	461	494	40	51	110	169
Rest of Europe	1,174	1,183	101	130	226	184
North America	3,263	3,636	292	488	1,295	1,579
South America	165	213	9	31	86	116
Asia Pacific	641	778	28	115	387	409
Africa and Middle East	52	34	1	2	10	9
Ongoing operations	5,756	6,338	471	817	2,114	2,466
Disposal group	260	324	(14)	(6)	25	128
Discontinued operations	956	1,201	92	123	211	632
	6,972	7,863	549	934	2,350	3,226
Operating exceptional items			(299)	(292)		
Goodwill amortisation			(124)	(98)		
Share of operating profits/(losses) of associated undertakings			2	(5)		
Corporate exceptional items			(816)	(162)		
(Loss)/profit on ordinary activities before interest and taxation			(688)	377		
Borrowings					(3,522)	(3,600)
Cash and short-term deposits					506	382
Deferred tax					(177)	(214)
Taxation					(244)	(298)
Dividends					(35)	(182)
Goodwill					1,512	1,635
Net assets per consolidated balance sheet					390	949
Geographical analysis of sales by destination						
United Kingdom	450	470				
Rest of Europe	1,205	1,251				
North America	3,042	3,374				
South America	218	267				
Asia Pacific	715	866				
Africa and Middle East	126	110				
Ongoing operations	5,756	6,338				
Disposal group	260	324				
Discontinued operations	956	1,201				
	6,972	7,863				

For the year ended 31 March 2002 the share of profits of associated undertakings in ongoing operations is £nil (2001 £nil).

An analysis of turnover and profit before interest and tax by the new business divisions is included on page 80.

1 Segmental analysis continued

	Turnover 2002 £m	Turnover 2001 £m	Profit before interest and tax 2002 £m	Profit before interest and tax 2001 £m	Net operating assets 2002 £m	Net operating assets 2001 £m
Geographical analysis by origin for the Disposal group						
United Kingdom	57	73	(7)	(1)	11	50
Rest of Europe	90	106	(4)	(4)	–	20
North America	59	87	(4)	(1)	–	30
South America	2	3	–	–	–	1
Asia Pacific	45	47	1	–	14	24
Africa and Middle East	7	8	–	–	–	3
	260	324	(14)	(6)	25	128
Geographical analysis by origin for discontinued operations						
United Kingdom	152	207	8	27	14	145
Rest of Europe	360	435	26	35	21	165
North America	294	343	40	41	125	259
South America	3	17	–	(1)	5	6
Asia Pacific	145	191	18	20	45	56
Africa and Middle East	2	8	–	1	1	1
	956	1,201	92	123	211	632

The analysis of turnover by destination for the Disposal group and discontinued operations is not materially different from the analysis of sales by origin shown above.

Analysis of operating exceptional items, goodwill amortisation and net book value of goodwill

	Operating exceptional items 2002 £m	Operating exceptional items 2001 £m	Goodwill amortisation 2002 £m	Goodwill amortisation 2001 £m	Net book value of goodwill 2002 £m	Net book value of goodwill 2001 £m
Business division						
Software Systems	91	165	82	59	846	910
Automation Systems	39	19	14	14	227	253
Control Systems	71	46	9	5	131	118
Power Systems	97	39	17	17	300	319
Ongoing operations	298	269	122	95	1,504	1,600
Disposal group	1	7	–	–	–	–
Total continuing operations	299	276	122	95	1,504	1,600
Discontinued operations	–	16	2	3	8	35
	299	292	124	98	1,512	1,635
Geographical analysis						
United Kingdom	17	24	23	19	332	362
Rest of Europe	61	90	25	17	272	295
North America	175	127	58	46	675	707
South America	2	6	2	2	29	31
Asia Pacific	43	22	14	11	196	205
Africa and Middle East	–	–	–	–	–	–
Ongoing operations	298	269	122	95	1,504	1,600
Disposal group	1	7	–	–	–	–
Total continuing operations	299	276	122	95	1,504	1,600
Discontinued operations	–	16	2	3	8	35
	299	292	124	98	1,512	1,635

2 Exceptional items continued

The disposals are further analysed as follows:

	2002 £m
Fixed assets	292
Cash	7
Working capital	167
Finance leases	(2)
Provisions	(51)
Minority interests	(8)
Net assets divested	405
Advisor and professional fees	24
Other directly related costs	88
Goodwill on disposals	479
Loss on disposal	(565)
Sale consideration	431

The sale consideration was satisfied by cash of £333 million and £98 million of loan notes and deferred consideration.

3 Total operating profit

	Continuing operations 2002 £m	Acquisitions 2002 £m	Discontinued operations 2002 £m	Total 2002 £m	Continuing operations 2001 £m	Discontinued operations 2001 £m	Total 2001 £m
Turnover	5,991	25	956	6,972	6,662	1,201	7,863
Cost of sales	(4,382)	(15)	(668)	(5,065)	(4,742)	(837)	(5,579)
Gross profit	1,609	10	288	1,907	1,920	364	2,284
Distribution costs	(62)	–	(33)	(95)	(72)	(36)	(108)
Administrative costs	(1,090)	(10)	(163)	(1,263)	(1,037)	(205)	(1,242)
Operating profit*	457	–	92	549	811	123	934
Operating exceptional items	(299)	–	–	(299)	(276)	(16)	(292)
Goodwill amortisation	(121)	(1)	(2)	(124)	(95)	(3)	(98)
Share of operating profit/(loss) of associated undertakings	–	–	2	2	–	(5)	(5)
Total operating profit/(loss)	37	(1)	92	128	440	99	539

* Before operating exceptional items and goodwill amortisation.

Market related write downs of £49 million (2001 £nil) within operating exceptional items are classified as cost of sales which therefore total £5,114 million (2001 £5,579 million). The balance of operating exceptional items comprising restructuring costs of £223 million (2001 £292 million) and market related write downs of £27 million (2001 £nil), together with goodwill amortisation of £124 million (2001 £98 million), are classified as administrative costs which therefore total £1,637 million (2001 £1,632 million).

4 Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging the following:

	2002 £m	2001 £m
Depreciation of tangible fixed assets		
Owned	258	263
Held under finance leases	2	2
Provision for impairment of fixed assets	95	–
Amortisation of goodwill	124	98
Operating lease rentals		
Hire of plant and machinery	63	64
Other	70	68
Research and development	265	283

2 Exceptional items

	2002 £m	2001 £m
Operating exceptional items		
Restructuring costs	(223)	(292)
Market related write downs	(76)	–
Total operating exceptional items	(299)	(292)
Corporate exceptional items		
Fundamental reorganisation costs within continuing operations	(172)	–
Costs of closure		
Within continuing operations	(41)	(24)
Within discontinued operations	(4)	–
	(45)	(24)
Loss on sale of fixed assets		
Within continuing operations	(32)	(11)
Within discontinued operations	(2)	(1)
	(34)	(12)
Loss on disposal of continuing operations		
CompAir	(68)	–
Goodwill charged on sale of continuing operations	(21)	–
	(89)	–
Profit/(loss) on disposal of discontinued operations		
Energy Storage	(4)	–
Hoffman	25	–
Brook Crompton	(68)	–
Crompton Instruments	2	–
Other	27	(33)
	(18)	(33)
Goodwill charged on sale of discontinued operations	(458)	(93)
	(476)	(126)
Loss on disposal of operations	(565)	(126)
Total corporate exceptional items	(816)	(162)
Total exceptional items	(1,115)	(454)

Restructuring costs of £223 million (2001 £292 million) include £37 million in respect of asset write downs related to the strategic review (see below) and £186 million in respect of ongoing restructuring costs. The ongoing restructuring costs include £73 million (2001 £151 million) of redundancy and severance costs.

Market related write downs of £76 million (2001 £nil) relate to the Power Systems division where certain assets have become impaired as a result of the significant downturn in the economic environment in which its businesses operate.

The Group has undertaken a strategic review that has resulted in certain specific assets becoming impaired. The review, together with the refocus and reorganisation of the Group's business, means that the full value of these assets cannot be realised. Fundamental reorganisation costs of £172 million (2001 £nil) include £127 million of strategy related asset write downs and £45 million of ongoing restructuring costs.

Goodwill charged on discontinued operations comprises Energy Storage £285 million, Hoffman £nil, Brook Crompton £129 million, Crompton Instruments £24 million and Other £20 million.

4 Profit on ordinary activities before taxation continued

Auditors' fees

Fees in respect of the audit during the year ended 31 March 2002 were £6 million (2001 £4 million). Fees paid in respect of other services provided by Ernst & Young were: to UK group companies £15 million (2001 £5 million) and non-UK group companies £4 million (2001 £3 million). Fees paid in respect of these other services are analysed as follows:

	2002 £m	2001 £m
Transaction support relating to acquisitions, disposals and the aborted flotation of Power Systems	9	2
Provision of services relating to Group financing and working capital management	3	–
Taxation advisory services	3	2
Public company reporting on overseas regulated markets	2	2
Other local reporting and statutory audits	1	1
Other risk management and assurance services	1	1
	19	8

5 Staff numbers and costs

The average number of people employed by the Group (including directors) during the year was as follows:

	2002	2001
Marketing and distribution	11,809	12,664
Production	59,534	68,123
Technical	6,527	6,117
Finance and administration	5,810	6,615
	83,680	93,519

The aggregate payroll costs of these people were as follows:

	2002 £m	2001 £m
Wages and salaries	1,810	1,846
Social security costs	203	222
Pension, post-retirement and other payroll costs	114	139
	2,127	2,207

Details of directors' emoluments are included in the remuneration report on pages 39 to 42.

6 Pensions and post-retirement benefits

The Group has continued to account for pensions and post-retirement benefits in accordance with Statement of Standard Accounting Practice No 24: Pension Costs (SSAP 24) and the disclosures given in notes (i) and (ii) below respectively, are those required by this standard. Financial Reporting Standard No 17: Retirement Benefits (FRS 17) was issued in November 2000 and will ultimately replace SSAP 24. The transitional disclosures required by FRS 17, to the extent they are not given in notes (i) and (ii), are set out in note (iii) below. The full accounting requirements of FRS 17 will be implemented in the accounts of the Group for the year ending 31 March 2004.

(i) Pensions

The Group operates many defined contribution and funded defined benefit pension schemes. Contributions to the defined benefit schemes are made in accordance with the recommendations of the independent actuary of the relevant scheme. Complete disclosure of all pension scheme details is not practicable within this report. The most pertinent factors affecting the Group's pension arrangements are discussed below.

The principal Group scheme covering the majority of UK employees is the Invensys Pension Scheme.

The Invensys Pension Scheme is a funded defined benefit scheme. The last valuation of the scheme was carried out as at 5 April 2000 by independent actuaries using the projected unit method. The assumptions that have the most effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions in payment.

A market related approach was taken to assessing these assumptions. The principal assumption was that the discount rate to measure the Scheme's liabilities would be 5.75% which was 1% over the return available on Government debt; 1.75% per annum higher than the rate of salary inflation; and 2.5% per annum higher than the rate of increase in pensions.

At the date of the last valuation the market value of the assets, excluding members' additional voluntary contributions, was £4,152 million and was sufficient to cover 118% of the benefits that had accrued to members, after allowing for future increases in salaries. The actuarial surplus is being spread over the average remaining service lives of the current employees (twelve years at the valuation date) by the straight-line method.

6 Pensions and post-retirement benefits continued

(i) Pensions continued

There are numerous schemes operated by overseas subsidiaries. Of these, the defined benefit schemes are normally assessed triennially by independent actuaries in accordance with local practice. Where the requirements of SSAP 24 should be fulfilled, the appropriate cost has been recognised, otherwise local practice has been adopted.

Pension costs for the Group in the year were £3 million (2001 £4 million), based on a normal cost of £57 million (2001 £64 million) and an actuarial variation of £54 million (2001 £60 million).

Debtors falling due within one year, debtors falling due after more than one year, creditors falling due within one year, creditors falling due after more than one year and provisions include £1 million, £373 million, £5 million, £63 million and £98 million respectively for pension prepayments, accruals and provisions (2001 £1 million, £326 million, £5 million, £62 million and £111 million respectively).

(ii) Post-retirement benefits

The Group also operates a number of non-pension post-retirement benefit plans, under which 20,900 employees are eligible to receive benefits after retirement, the majority of which relate to the provision of medical benefits to retired former employees of the Group's subsidiaries in the US. These schemes are generally unfunded. The latest valuations of the principal schemes, covering retiree medical and life insurance plans in certain US subsidiaries, were performed between 1 April 2001 and 31 March 2002. The assessment was carried out by independent actuaries. The method of accounting for these is similar to that used for defined benefit pension schemes. The gross liability of £196 million at 31 March 2002 is included in provisions for liabilities and charges (note 22). The principal assumptions used were: 7.5% discount rate and medical trend rates for beneficiaries of 10.0% per annum falling to 5.0% per annum over the next five years. The cost of these schemes for the Group in the year was £5 million (2001 £7 million).

In addition, the Group makes payments to various former employees under medical and workers' compensation agreements.

(iii) FRS 17

The Group operates both funded and unfunded pension and post-retirement schemes. There are no separate funds or assets to support the unfunded schemes but provisions are included on the balance sheet in respect of these liabilities. The major assumptions made when valuing the assets and liabilities of funded and unfunded schemes under FRS 17 are as follows:

	Funded schemes			Unfunded schemes	
	Invensys Pension Scheme (UK) %	US pensions %	Other %	US healthcare %	Other %
Major assumptions					
Rate of increase in salaries	4.0	3.95	4.0		3.4
Rate of increase to pensions in payment	3.15	–	–	–	–
Discount rate for scheme liabilities	6.0	7.5	6.0	7.5	6.4
Inflation rate	2.5	3.5	2.9		2.3

Funded schemes

There are two main funded defined benefit schemes in the UK and US, together with other smaller schemes in the rest of the world, which have a net surplus of £111 million after deferred taxation of £26 million.

The expected long-term rate of return and market value of funded defined benefit schemes at 31 March 2002 are:

	Invensys Pension Scheme (UK)		US pensions		Other		Total
	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Market value £m
Equities	8.00	1,778	9.4	506	8.3	113	2,397
Bonds	5.65	1,855	6.5	275	6.0	42	2,172
Other	8.00	156	4.0	17	6.5	42	215
Total market value of assets		3,789		798		197	4,784
Present value of scheme liabilities		(3,524)		(948)		(175)	(4,647)
Surplus/(deficit) in the schemes		265		(150)		22	137
Related deferred tax (liability)/asset		(79)		53		–	(26)
Net pension/post-retirement asset/(liability)		186		(97)		22	111

6 Pensions and post-retirement benefits continued

(iii) FRS 17 continued

Unfunded schemes

The Group's overseas subsidiaries also operate certain unfunded schemes, including a number of non-pension post-retirement healthcare plans in the US. Provisions are currently held in the accounts for these liabilities.

The present value of unfunded scheme liabilities at 31 March 2002 are:

	US healthcare £m	Other £m	Total £m
Present value of liabilities	(135)	(112)	(247)
Related deferred tax asset	39	–	39
Net pension/post-retirement liability (under FRS 17)	(96)	(112)	(208)
Less provisions and accruals net of deferred tax (under SSAP 24)	136	140	276
	40	28	68

There is a consequential impact on the Group deferred tax position in that the net deferred tax assets which would be recognised under FRS 17 would displace £37 million of deferred tax assets currently recognised in respect of tax losses which are not pension related. This is a result of the current tax loss position of the Group in certain overseas territories. This situation may change by 2003/04 when the actual accounting for FRS 17 is implemented.

A deferred tax asset has not been recognised on the net liability for the Other schemes, both funded and unfunded, as the extent to which such an asset could be used is currently uncertain as defined by FRS 19.

Overall impact of FRS 17

If the above amounts had been recognised in the accounts, the effect on the Group's net assets as at 31 March 2002 would be as follows:

	£m
SSAP 24 pension/post-retirement balances (net of deferred tax)	22
FRS 17 pension/post-retirement balances (net of deferred tax)	
Funded	111
Unfunded	(208)
	(97)
Displacement of deferred tax assets	(37)
Impact on net assets	(112)

7 Share of profits/(losses) of associated undertakings

The share of profits of associated undertakings attributable to the Group's interest is £2 million (2001 loss of £5 million), less a tax charge of £2 million (2001 £nil) and less dividends receivable of £1 million (2001 £nil).

The principal associated undertaking is disclosed in note 15.

8 Net interest payable and similar charges

	2002 £m	2001 £m
Interest payable on bank loans and overdrafts	(107)	(78)
Interest payable on other loans	(69)	(161)
Other	(22)	(20)
	(198)	(259)
Interest receivable	28	32
	(170)	(227)

9 Tax on (loss)/profit on ordinary activities

(i) Analysis of tax charge

	2002 £m	2001 (restated) £m
UK corporation tax		
Current tax on income for the year	23	216
Adjustments in respect of prior years	(30)	(37)
	(7)	179
Double taxation relief	(23)	(216)
	(30)	(37)
Foreign tax		
Current tax on income for the year	63	130
Adjustments in respect of prior years	(20)	(41)
	43	89
Total current tax	13	52
Deferred tax		
Origination and reversal of timing differences	(17)	22
Adjustments to estimated recoverable deferred tax assets arising in prior years	11	–
	(6)	22
Share of associated undertakings' tax	2	–
Tax on (loss)/profit on ordinary activities	9	74

UK current year corporation tax of £23 million (2001 £216 million) includes tax of £23 million (2001 £216 million) on dividends receivable from overseas subsidiary undertakings.

The tax credit on corporate exceptional items is £15 million (2001 £53 million). The credit represents a £5 million current foreign tax charge on disposal of businesses in the year, a credit of £10 million in respect of foreign current tax for prior year items and a deferred tax credit of £10 million.

(ii) Factors affecting the tax charge

	2002 £m	2001 £m
(Loss)/profit on ordinary activities before tax	(858)	150
Tax (credit)/charge on ordinary activities at 30.0%	(257)	45
Adjustments in respect of prior years	(50)	(78)
Exceptional items after the impact of tax losses and exempt capital gains/losses	250	52
Current year tax losses and other timing differences not tax effected	44	40
Utilisation of tax losses brought forward	(14)	(22)
Overseas rate differences	10	10
Deferred tax provided	6	(22)
Other including non-deductible goodwill amortisation	24	27
Total current tax	13	52

9 Tax on profit on ordinary activities continued

(iii) Factors that may affect future tax charges

No provision has been made for deferred tax where potentially taxable gains have been rolled over into replacement assets, except where there is a commitment to dispose of these assets. Such gains would only become taxable if the assets were sold without it being possible to claim rollover relief or offset existing capital losses. The Group does not expect any tax to become payable in the foreseeable future.

No deferred tax has been recognised in respect of the earnings of overseas subsidiaries as no dividends have been accrued out of those earnings. Tax losses with a value of £200 million have not been recognised as their use is uncertain or is not currently anticipated.

A deferred tax asset of £26 million has not been recognised on timing differences relating to intangible fixed assets as the reversal of these timing differences is expected to increase tax losses.

10 Profit/(loss) attributable to the parent company

The profit dealt with in the accounts of the parent company, Invensys plc, is £241 million (2001 loss of £22 million). In accordance with the exemption granted under section 230 of the Companies Act 1985, a separate profit and loss account for the Company has not been presented.

11 Dividends

	2002 £m	2001 £m
Interim	35	87
Final (proposed)	35	182
	70	269
Reversal of accrual for prior years' dividends	–	(1)
	70	268

12 Earnings per share

	2002	2001 (restated)
(Loss)/earnings per share		
Basic	(24.8)p	2.0p
Total Group*	7.7p	13.7p
Diluted	(24.8)p	2.0p
Average number of shares (millions)		
Basic	3,500	3,499
(Loss)/earnings (£ millions)		
Basic	(869)	70
Total Group*		
Total Group operating profit*	549	934
Share of profits/(losses) of associated undertakings	2	(5)
Net interest payable	(170)	(227)
	381	702
Tax at 29.0% (2001 31.0%)	(110)	(218)
Minority interest	(2)	(6)
	269	478

* Before exceptional items and goodwill amortisation.

The basic earnings per share has been calculated using 3,500 million shares (2001 3,499 million), being the weighted average number of shares in issue during the year, and the loss after taxation and minority interests of £869 million (2001 profit of £70 million).

Earnings per share is also calculated by reference to earnings for the total Group, before exceptional items and goodwill amortisation with an underlying tax charge of 29.0% (2001 31.0%) since the directors consider that this gives a useful additional indication of underlying performance.

The diluted earnings per share has been calculated in accordance with Financial Reporting Standard No 14: Earnings per share (FRS 14), using 3,500 million shares (2001 3,510 million), being the total of the weighted average number of shares in issue and relevant options outstanding during the year, and the loss after taxation and minority interests of £869 million (2001 profit of £70 million). In accordance with FRS 14 the diluted earnings per share calculations are without reference to adjustments in respect of certain share options which are considered to be anti-dilutive.

13 Intangible fixed assets

	Goodwill £m
Group	
Cost	
At beginning of year	1,797
Additions	47
Disposals	(38)
Exchange adjustments	(15)
At end of year	1,791
Amortisation	
At beginning of year	162
Charge for the year	124
Disposals	(6)
Exchange adjustments	(1)
At end of year	279
Net book value	
At end of year	1,512
At beginning of year	1,635

14 Tangible fixed assets

	Group			Company		
	Land and buildings £m	Plant and equipment £m	Total £m	Land and buildings £m	Plant and equipment £m	Total £m
Group						
Cost						
At beginning of year	698	2,883	3,581	6	4	10
New subsidiary undertakings	–	1	1	–	–	–
Additions	26	185	211	–	–	–
Disposal of subsidiary undertakings	(79)	(504)	(583)	–	–	–
Disposals	(97)	(184)	(281)	(6)	–	(6)
Transfer to current asset investments	(6)	–	(6)	–	–	–
Exchange adjustments	(4)	(8)	(12)	–	–	–
At end of year	538	2,373	2,911	–	4	4
Depreciation						
At beginning of year	123	1,355	1,478	–	2	2
Charge for the year	21	239	260	–	–	–
Provision for impairment	1	94	95	–	–	–
Disposal of subsidiary undertakings	(23)	(274)	(297)	–	–	–
Disposals	(14)	(125)	(139)	–	–	–
Transfer to current asset investments	(2)	–	(2)	–	–	–
Exchange adjustments	4	(3)	1	–	–	–
At end of year	110	1,286	1,396	–	2	2
Net book value						
At end of year	428	1,087	1,515	–	2	2
At beginning of year	575	1,528	2,103	6	2	8

Capitalised interest included in Group fixed assets is £nil (2001 £3 million) of which £nil (2001 £nil) was capitalised in the year (Company £nil (2001 £nil)).

14 Tangible fixed assets continued

Amounts included in respect of assets held under finance leases are:

	Group			Company		
	Land and buildings £m	Plant and equipment £m	Total £m	Land and buildings £m	Plant and equipment £m	Total £m
Net book value						
At end of year	**6**	**5**	**11**	**–**	**–**	**–**
At beginning of year	6	7	13	–	–	–
Depreciation						
Charge for the year	–	2	2	–	–	–

The net book value of land and buildings comprises:

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Freehold	**362**	489	**–**	6
Long leasehold	**21**	33	**–**	–
Short leasehold	**45**	53	**–**	–
	428	575	**–**	6

15 Investments

	Group			Company		
	Associated undertakings £m	Other fixed asset investments £m	Current asset investments £m	Subsidiary undertakings £m	Other fixed asset investments £m	Total investments £m
Group						
Cost						
At beginning of year	20	47	48	8,836	8	8,844
Additions	–	32	–	2,404	–	2,404
Transfers from tangible fixed assets	–	–	4	–	–	–
Disposal of subsidiary undertakings	–	(6)	–	–	–	–
Disposals	(13)	(12)	(19)	(2,401)	(8)	(2,409)
Exchange adjustments	–	(2)	–	–	–	–
At end of year	**7**	**59**	**33**	**8,839**	**–**	**8,839**
Share of post acquisition reserves						
At beginning of year	–	–	–	–	–	–
Disposals	8	–	–	–	–	–
Share of loss for the year	(1)	–	–	–	–	–
At end of year	**7**	**–**	**–**	**–**	**–**	**–**
Amounts written off						
At beginning of year	–	–	–	(124)	–	(124)
Decrease during year	–	–	–	24	–	24
At end of year	**–**	**–**	**–**	**(100)**	**–**	**(100)**
Net book value						
At end of year	**14**	**59**	**33**	**8,739**	**–**	**8,739**
At beginning of year	20	47	48	8,712	8	8,720

15 Investments continued

Investments at net book value comprise:

	Associates 2002 £m	Associates 2001 £m	Other fixed asset investments 2002 £m	Other fixed asset investments 2001 £m	Current asset investments 2002 £m	Current asset investments 2001 £m
Listed shares						
Overseas	–	–	14	22	–	3
Unlisted shares	14	20	45	25	–	–
Other	–	–	–	–	33	45
	14	20	59	47	33	48

The market value of listed shares was £22 million (2001 £25 million) for other fixed asset investments.

Details of the Group's principal operating subsidiary undertakings have been included on page 77. The principal unlisted associated undertaking is Audco India Limited (50% holding) based in India which was sold on 2 May 2002 as part of the Flow Control disposal.

16 Stocks

	Group 2002 £m	Group 2001 £m
Raw materials and consumables	305	415
Long-term contract work in progress	36	62
Other work in progress	152	245
Finished goods	333	492
	826	1,214
Progress payments received: long-term contracts	(2)	(1)
	824	1,213

The current replacement cost of stocks does not differ materially from the historical cost stated above.

17 Debtors

	Group 2002 £m	Group 2001 (restated) £m	Company 2002 £m	Company 2001 £m
Amounts falling due within one year				
Trade debtors	835	1,380	–	–
Amounts recoverable on long-term contracts	215	253	–	–
Amounts owed by subsidiary undertakings	–	–	12,443	9,468
Amounts owed by associated undertakings	4	7	–	–
Corporation tax	18	48	–	–
Other debtors	266	341	9	20
Prepayments and accrued income	152	131	7	7
	1,490	2,160	12,459	9,495
Amounts falling due after more than one year				
Amounts owed by subsidiary undertakings	–	–	–	–
Deferred tax asset (note 22)	9	21	–	–
Other debtors	501	414	2	3
	510	435	2	3
	2,000	2,595	12,461	9,498

18 Creditors: amounts falling due within one year

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Bank and other loans (note 20)	1,002	1,918	626	1,906
Bank overdrafts	57	107	226	205
Finance leases (note 21)	7	7	–	–
Short-term borrowings	1,066	2,032	852	2,111
Payments received on account	68	59	–	–
Trade creditors	695	1,041	–	–
Bills of exchange	12	38	–	–
Amounts owed to subsidiary undertakings	–	–	11,298	7,088
Corporation tax	262	346	–	1
Sales, social security and payroll taxes	50	70	–	–
Other creditors	177	306	48	17
Accruals and deferred income	449	500	1	30
Dividends payable	35	182	35	182
Other creditors	1,748	2,542	11,382	7,318

19 Creditors: amounts falling due after more than one year

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Bank and other loans (note 20)	2,452	1,559	2,353	1,449
Finance leases (note 21)	4	9	–	–
Long-term borrowings	2,456	1,568	2,353	1,449
Amounts owed to subsidiary undertakings	–	–	465	1,320
Other creditors	117	125	32	32
Other creditors	117	125	497	1,352

20 Bank and other loans

(i) Bank and other loans falling due after more than one year

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Repayable otherwise than by instalments				
Repayable wholly within five years	2,305	1,233	2,212	1,132
Repayable wholly beyond five years	145	325	141	317
Repayable by instalments				
Repayable beyond five years	2	1	–	–
	2,452	1,559	2,353	1,449
Repayable over one but not more than two years	90	599	27	593
Repayable over two but not more than five years	2,215	634	2,185	539
Repayable beyond five years	147	326	141	317
	2,452	1,559	2,353	1,449

Certain loans for the Group and Company totalling £1,689 million (2001 £782 million) were drawn from committed revolving credit facilities as at 31 March 2002. These are repayable within twelve months of the balance sheet date but have been classified as due within more than one year as the relevant facilities extend beyond one year.

Loans and overdrafts amounting to £54 million (2001 £41 million) are secured by charges, mortgages or liens on certain fixed assets, debtors or stocks, of which £43 million (2001 £21 million) are classified as amounts falling due within one year.

20 Bank and other loans continued
(ii) Loan repayment dates and interest rates

Repayable	Committed facility £m	Interest basis	Interest rate % (if fixed)	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Loans repayable within one year have the following repayment dates:							
Bank loans							
May 2002	123			–	–	–	–
August 2002	979	Floating		976	–	624	–
1 to 90 days	–	Floating		–	189	–	189
	1,102			976	189	624	189
Other loans							
1 to 90 days (commercial paper)	–	Floating		–	1,515	–	1,515
June 2001 (JP¥ 36 billion)[1]	–	Floating		–	202	–	202
Other	–	Various		26	12	2	–
	–			26	1,729	2	1,717
	1,102			1,002	1,918	626	1,906
Loans repayable beyond one year and within five years have the following repayment dates and interest rates:							
Bank loans							
August 2002	–	Floating		–	596	–	596
June 2004	1,057	Floating		702	–	702	–
August 2005	1,028	Floating		987	186	987	186
	2,085			1,689	782	1,689	782
Other loans							
July 2003 (JP¥2 billion)[1]	11	Fixed	1.0	11	11	11	11
July 2003 (JP¥3 billion)[1]	16	Floating		16	17	16	17
August 2003 (US$73 million)[2]	51	Fixed	6.25	51	51	–	–
April 2005 (€500 million)[1]	307	Fixed	5.5	307	310	307	310
July 2005 (€20 million)[1]	12	Floating		12	12	12	12
August 2005 (US$37 million)[2]	26	Fixed	6.4	26	26	–	–
January 2007 (US$250 million)[3]	176	Fixed	7.125	176	–	176	–
Other	–	Various		17	24	1	–
	599			616	451	523	350
	2,684			**2,305**	1,233	**2,212**	1,132
Other loans repayable beyond five years have the following repayment dates and interest rates:							
January 2007 (US$250 million)[3]	–	Fixed	7.125	–	176	–	176
January 2010 (US$200 million)[3]	141	Fixed	6.5	141	141	141	141
Other	–	Various		6	9	–	–
	141			147	326	141	317
Total of bank and other loans	3,927			3,454	3,477	2,979	3,355

[1] Issued under the Company's medium-term note programme.
[2] Privately placed senior notes.
[3] Senior notes issued in the United States under Rule 144A of the Securities Act of 1933.

Bank and other loans includes amounts of £49 million drawn from other than committed facilities.

20 Bank and other loans continued
(iii) Undrawn committed facilities

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Expiring within one year	126	775	126	423
Expiring in more than one year but not more than two years	–	570	–	218
Expiring in more than two years	396	867	396	867
	522	2,212	522	1,508

As at 31 March 2002, the committed revolving loan facilities available to the Group include: (a) a £1,655 million (US$2,350 million) syndicated revolving loan facility of which £627 million (US$890 million) ceases to be available in August 2002 and £1,028 million (US$1,460 million) ceases to be available in August 2005; (b) a £1,056 million (US$1,500 million) syndicated revolving loan facility which ceases to be available in June 2004; (c) a £352 million (US$500 million) syndicated revolving loan facility which ceases to be available in August 2002; and (d) a £123 million (US$175 million) syndicated revolving loan facility which ceased to be available in May 2002, as a result of the proceeds received from the disposal of Flow Control.

Since 31 March 2002 the Company has arranged a £979 million (US$1,390 million) syndicated revolving credit facility that becomes available for drawing from August 2002 and ceases to be available in July 2003, but which is cancellable, in all or part, at an earlier date determined under certain circumstances relating to disposals and the issuance of other debt or credit facilities. Since the year end, the uncancelled amount of this facility has been reduced to £729 million (US$1,035 million).

21 Finance lease commitments
At 31 March 2002 future minimum payments under finance leases and similar hire purchase arrangements are as follows:

	Group 2002 £m	Group 2001 £m
Payable within one year	7	8
Payable between one and two years	3	4
Payable between two and five years	2	5
Total gross payments	12	17
Less finance charges included above	(1)	(1)
	11	16

22 Provisions for liabilities and charges

	Pensions £m	Post-retirement benefits £m	Warranties £m	Restructuring £m	Other £m	Deferred taxation £m	Total £m
Group							
At beginning of year	111	202	26	25	228	77	669
Prior year adjustment	–	–	–	–	–	158	158
At beginning of year (restated)	111	202	26	25	228	235	827
Disposal of subsidiary undertakings	(14)	(2)	(5)	–	(1)	(29)	(51)
Charged in year	21	8	15	5	43	–	92
Released in year	(6)	(3)	–	–	–	(18)	(27)
Utilised in year	(13)	(14)	(21)	(25)	(88)	–	(161)
Exchange adjustments	(1)	5	1	–	3	(2)	6
At end of year	98	196	16	5	185	186	686

Pensions largely represent unfunded liabilities on pension schemes in Continental Europe. The Group's main pension schemes based in the United Kingdom and the United States are held in separately administered funds and are described in note 6.

Post-retirement benefits are largely US-based retirement medical schemes.

Warranties are provided in the normal course of business based on an assessment of future claims with reference to past claims. Such costs are generally incurred over the product life cycle.

22 Provisions for liabilities and charges continued

Other provisions principally relate to onerous lease rentals in respect of vacant property, other onerous contracts, legal claims and environmental liabilities. These liabilities are anticipated largely to crystallise within the next five years.

The net deferred taxation provision of £177 million (net of a deferred tax asset of £9 million) is described below.

Deferred taxation

Deferred tax unprovided for as at 31 March 2001, and which is now required to be provided for under FRS 19, has been provided for and shown as a prior year adjustment. Shareholders' funds at 31 March 2001 have been reduced by £137 million. The impact on the profit and loss account for the year to 31 March 2002 is to increase the tax charge by £nil (2001 £8 million).

The movement for the year in the net deferred tax provision is as follows:

	£m
At the beginning of year	77
Prior year adjustment – liability	158
– asset	(21)
	137
At the beginning of year (restated)	214
Disposal of subsidiary undertakings	(29)
Credit in year	(6)
Exchange adjustments	(2)
At end of year	177

The net deferred tax provision is included within:

	2002 £m	2001 (restated) £m
Debtors (note 17)	(9)	(21)
Provisions for liabilities and charges	186	235
	177	214

Deferred tax assets and liabilities are analysed as follows:

	Amount provided 2002 £m	Amount provided 2001 (restated) £m
Group		
Accelerated capital allowances	108	117
Tax losses	(9)	(21)
Other timing differences	78	118
	177	214

Company

The Company's deferred tax provision is £nil (2001 £nil).

23 Called up share capital

Authorised and issued share capital

The authorised share capital of the Company at 31 March 2002 was 5,600 million (2001 5,600 million) ordinary shares of 25p each. The issued, allotted and fully paid share capital was as follows:

	Group and Company 2002		Group and Company 2001	
	Number of shares millions	£m	Number of shares millions	£m
Ordinary shares of 25p each	3,500	875	3,500	875

A reconciliation of the authorised and issued share capital at 31 March 2002 and at 31 March 2001 for the Group and the Company is as follows:

	Authorised	Issued, allotted and fully paid	Authorised	Issued, allotted and fully paid
	Number of shares millions	Number of shares millions	Share capital £m	Share capital £m
At beginning of year	5,600	3,500	1,400	875
Share options exercised	–	–	–	–
At end of year	5,600	3,500	1,400	875

Employee share plans

During the year the Company issued 16,844 shares in consideration for the exercise of options under the various share option schemes operated by the Company.

On 13 June 2001, 19 June 2001, 2 July 2001, 25 July 2001, 31 July 2001, 14 January 2002 and 7 March 2002, options over 33,400,700 shares, 54,000 shares, 515,000 shares, 893,744 shares, 175,820 shares, 2,291,400 shares and 152,700 shares normally exercisable after three years (subject to satisfying performance criteria) at 145.25p, 138.90p, 134.85p, 100.70p, 83.90p, 130.00p and 104.80p respectively were granted under the Invensys 1998 Senior Executive Share Option Scheme. On 11 January 2002, options over 12,443,870 shares normally exercisable after three, five or seven years at 90p were granted under the Invensys Savings Related Share Option Scheme. On 28 January 2002, options over 3,468,547 shares normally exercisable after three or five years at 90p were granted under the Invensys Overseas Savings Related Share Option Scheme.

On 25 July 2001 and 14 January 2002 conditional awards over 254,049 and 100,000 shares respectively were granted under the Invensys 1998 Senior Executive Long Term Incentive Plan. The awards are subject to performance periods from 25 July 2001 to 24 July 2004 and from 14 January 2002 to 13 January 2005 respectively, after which, if the performance requirement is met, the shares will be released, and will be subject to a further two year retention period.

Outstanding options under the Company's various executive share option schemes at 31 March 2002, exercisable at various dates between 2002 and 2012 and at various prices between 83.90p and 711.07p per ordinary share, and at an average price of 233p per ordinary share, were 109,023,424 (2001 81,126,622).

Outstanding options under the Company's various savings related share option schemes at 31 March 2002, exercisable at various dates between 2002 and 2009 and at various prices between 90p and 484.052p per ordinary share, and at an average price of 136p per ordinary share, were 42,615,895 (2001 37,987,473).

In addition, as at 31 March 2002 options over 5,866,833 (2001 8,064,524) BTR ordinary shares remained outstanding under the BTR Savings Related Share Option Scheme. Subject to the rules of the scheme, these options remain exercisable during their normal exercise period following maturity. Upon exercise the BTR ordinary shares which are issued are automatically transferred to the Company in consideration of the issue of new Invensys ordinary shares on the basis of 0.533 for every BTR ordinary share.

24 Reserves

	Share premium account £m	Capital redemption reserve £m	Capital reserve £m	Exchange variation reserve £m	Profit and loss account £m
Group					
At beginning of year	15	83	202	(402)	52
Prior year adjustment	–	–	–	11	(148)
At beginning of year (restated)	15	83	202	(391)	(96)
Loss for the financial year	–	–	–	–	(869)
Dividends	–	–	–	–	(70)
Goodwill written back on disposals	–	–	447	–	–
Transfer on disposals	–	–	(447)	–	447
Exchange on goodwill	–	–	8	(8)	–
Exchange realised on disposals	–	–	–	34	(34)
Exchange adjustments	–	–	–	(52)	–
At end of year	15	83	210	(417)	(622)

Exchange movements include a transfer of £8 million from the exchange variation reserve to the capital reserve due to the re-translation of goodwill denominated in the local currencies of acquisitions made.

The goodwill written back on disposals of £447 million is the goodwill attributable to disposals made during the year which has been charged through the profit and loss account.

The cumulative amount of goodwill resulting from acquisitions which has been written off between 1 April 1984 and 4 April 1998 and which remains in reserves, is £3,730 million which has been charged to the capital reserve.

	Share premium account £m	Capital redemption reserve £m	Merger reserve £m	Profit and loss account £m
Company				
At beginning of year	15	83	4,984	109
Profit for the financial year	–	–	–	241
Dividends	–	–	–	(70)
At end of year	15	83	4,984	280

The directors consider that all of the profit and loss account of Invensys plc is distributable.

25 Minority interests

	2002 £m	2001 £m
Equity interests: minorities' share of net assets of subsidiaries	244	259
Non-equity interests	2	2
	246	261

26 Commitments

Capital expenditure

Capital expenditure contracted at the balance sheet date but for which no provision has been made in the accounts amounted to £9 million (2001 £13 million).

Operating leases

Payments under operating leases in the year to 31 March 2003 are as follows:

	Land and buildings 2002 £m	Other 2002 £m	Total 2002 £m	Land and buildings 2001 £m	Other 2001 £m	Total 2001 £m
Group						
Leases expiring						
Within one year	15	16	31	9	19	28
Between two and five years	25	30	55	27	36	63
More than five years	35	6	41	28	5	33
	75	52	127	64	60	124

The Company has no operating lease obligations.

27 Contingent liabilities

Group

The Group has contingent liabilities arising in the ordinary course of business from which it is anticipated that the likelihood of any material liabilities arising is remote.

Company

The Company has contingent liabilities in respect of guarantees of subsidiary undertakings, bank loans and overdrafts and bank indemnities totalling £573 million (2001 £246 million).

28 Cash flow statement

	2002 £m	2001 £m
Reconciliation of operating profit before interest and tax to net cash inflow from operating activities		
Total operating profit	128	539
Depreciation charge	260	265
Provision for impairment charged to operating profit	5	–
Amortisation of goodwill	124	98
(Profit)/loss in associated undertakings	(1)	5
Cash costs of fundamental reorganisation	(45)	–
Cash costs of closures	(25)	(24)
Decrease/(increase) in stocks	216	(154)
Decrease/(increase) in debtors	257	(120)
Decrease in creditors and provisions	(383)	(286)
Net cash inflow from operating activities	536	323

Analysis of cash flows for headings netted in the cash flow statement

	2002 £m	2001 £m
Returns on investments and servicing of finance		
Interest received	32	24
Interest paid	(199)	(233)
Interest element of finance lease rental payments	–	(1)
Dividends paid to minority interests	(3)	(8)
Net cash outflow for returns on investments and servicing of finance	(170)	(218)
Taxation		
UK corporation tax received/(paid)	32	(12)
Overseas tax paid	(75)	(123)
Net cash outflow for tax paid	(43)	(135)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(210)	(257)
Sale of tangible fixed assets	112	21
Purchase of trade investments	(32)	(10)
Sale of trade investments	1	5
Net cash outflow for capital expenditure and financial investment	(129)	(241)
Acquisitions and disposals		
Purchase of subsidiary undertakings	(40)	(514)
Net cash acquired with subsidiary undertakings	–	41
Sale of subsidiary undertakings*	262	189
Net (cash)/overdrafts disposed of on sale of subsidiary undertakings	(7)	5
Sale of associated undertakings	–	5
Purchase of minority interests	(6)	(19)
Net cash inflow/(outflow) for acquisitions and disposals	209	(293)

* In 2002, the disposal proceeds received comprised cash of £333 million less £71 million of other directly related cash costs (including advisor and professional fees).

28 Cash flow statement continued

	2002 £m	2001 £m
Management of liquid resources		
Short-term deposits (made)/withdrawn	(104)	257
Net cash (outflow)/inflow from management of liquid resources	(104)	257
Financing		
Issue of ordinary share capital	–	4
Debt due within one year		
Increase in short-term borrowings	3,275	3,057
Repayment of short-term borrowings	(4,817)	(3,169)
Debt due beyond one year		
Increase in other borrowings	1,560	782
Repayment of other borrowings	(14)	(61)
Capital element of finance lease rental payments	(4)	(4)
	–	605
Net cash inflow from financing	–	609

	At 1 April 2001 £m	Cash flow £m	Acquisitions/ disposals (excluding cash and overdrafts) £m	Other movements £m	Exchange movement £m	At 31 March 2002 £m
Analysis of changes to net debt						
Cash at bank and in hand	280	32	–	–	(8)	304
Overdrafts	(107)	50	–	–	–	(57)
		82				
Debt due within one year	(1,918)	1,542	–	(625)	(1)	(1,002)
Debt due after one year	(1,559)	(1,546)	–	625	28	(2,452)
Finance leases	(16)	4	2	(1)	–	(11)
		–				
Short-term deposits	102	104	–	–	(4)	202
Total	(3,218)	186	2	(1)	15	(3,016)
Cash at bank and in hand	280					304
Short-term deposits	102					202
Cash and short-term deposits	382					506

Cash outflow relating to restructuring costs amounted to £181 million (2001 £363 million).

29 Financial risk management
Disclosures on financial risk management, treasury policies and use of derivatives are also included in the financial review on pages 18 to 21.

Short-term debtors and creditors that meet the definition under FRS 13 have been excluded from all numerical disclosures in this note except for the analysis of net currency exposure.

(i) Fair values of financial instruments used for risk management
The fair value is defined as the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates translated at year end exchange rates.

The fair value of financial instruments at 31 March was:

	Book value 2002 £m	Fair value 2002 £m	Book value 2001 £m	Fair value 2001 £m
Primary financial instruments held or issued to finance the Group's operations				
Short-term borrowings and current portion of long-term borrowings	(1,066)	(1,066)	(2,032)	(2,032)
Long-term borrowings	(2,456)	(2,477)	(1,568)	(1,572)
Cash deposits	506	506	382	382
Derivative financial instruments held to manage the interest rate and currency profile				
Interest rate swaps and similar instruments	–	(2)	4	5
Currency swaps	–	–	(11)	(11)
Forward foreign currency contracts	–	–	16	16
Derivative financial instruments held or issued to hedge the currency exposure on expected future sales				
Forward foreign currency contracts	1	–	–	(2)
Other financial assets/liabilities				
Other assets	171	171	56	52
Other creditors	(8)	(8)	(3)	(3)

The Group has, in the ordinary course of business, provided indemnities to banks in respect of performance guarantees issued to customers. It is not practical to estimate the fair value of such indemnities as the likelihood of any material liability arising from them is considered remote.

29 Financial risk management continued

(ii) Interest rate exposure of financial assets and liabilities

After taking into account the various interest rate and cross currency swaps, forward foreign exchange contracts and other derivative financial instruments entered into by the Group, the currency and interest rate exposure of the financial assets and liabilities of the Group as at 31 March was:

	Financial assets 2002				Financial liabilities 2002				
	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m	Net financial assets/(liabilities) 2002 £m
Sterling	1	156	3	160	–	(227)	(5)	(232)	(72)
Euro	14	68	4	86	(2)	(684)	(3)	(689)	(603)
United States dollar	101	217	4	322	(708)	(1,427)	–	(2,135)	(1,813)
Australian dollar	–	14	–	14	(1)	(74)	–	(75)	(61)
Japanese yen	–	74	41	115	(48)	(409)	–	(457)	(342)
Other	9	118	6	133	(4)	(90)	(1)	(95)	38
	125	647	58	830	(763)	(2,911)	(9)	(3,683)	(2,853)
Of which:									
Cash and deposits				506				–	506
Gross borrowings				–				(3,522)	(3,522)
Derivative financial instruments				153				(153)	–
Trade investments				59				–	59
Other financial assets				112				–	112
Other financial liabilities				–				(8)	(8)
				830				(3,683)	(2,853)

	Financial assets 2001				Financial liabilities 2001				
	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m	Net financial assets/(liabilities) 2001 £m
Sterling	1	18	–	19	(1)	(832)	–	(833)	(814)
Euro	13	51	1	65	(200)	(444)	(3)	(647)	(582)
United States dollar	3	803	4	810	(499)	(1,905)	–	(2,404)	(1,594)
Australian dollar	–	18	–	18	–	(73)	–	(73)	(55)
Japanese yen	10	125	18	153	(124)	(146)	–	(270)	(117)
Other	–	87	13	100	(1)	(102)	–	(103)	(3)
	27	1,102	36	1,165	(825)	(3,502)	(3)	(4,330)	(3,165)
Of which:									
Cash and deposits				382				–	382
Gross borrowings				–				(3,600)	(3,600)
Derivative financial instruments				727				(727)	–
Trade investments				47				–	47
Other financial assets				9				–	9
Other financial liabilities				–				(3)	(3)
				1,165				(4,330)	(3,165)

Floating rate financial assets attract interest based on relevant national LIBID equivalent. At 31 March 2002 fixed asset trade investments of £59 million (2001 £47 million) were held on a long-term basis. Cash and deposits include deposits on money markets at daily and monthly rates.

29 Financial risk management continued

(ii) Interest rate exposure of financial assets and liabilities continued

Included in the above interest rate exposure analysis of financial assets and liabilities are floating rate derivative financial instruments, comprising forward foreign exchange contracts and cross currency swaps, entered into by the Group to adjust the currency profile of borrowings used to hedge underlying net assets of foreign subsidiary undertakings. These contracts have created currency assets and liabilities as follows:

	Assets 2002 £m	Liabilities 2002 £m	Net 2002 £m	Assets 2001 £m	Liabilities 2001 £m	Net 2001 £m
Sterling	137	–	137	–	(490)	(490)
Euro	–	(14)	(14)	–	(233)	(233)
United States dollar	–	(38)	(38)	644	–	644
Australian dollar	–	(15)	(15)	–	(4)	(4)
Japanese yen	–	(86)	(86)	71	–	71
Other	16	–	16	12	–	12
	153	(153)	–	727	(727)	–

The interest rate profile of fixed rate financial assets and liabilities is analysed below:

	Weighted average interest rate (%) of fixed rate assets 2002	Weighted average years to maturity of fixed rate assets 2002	Weighted average interest rate (%) of fixed rate liabilities 2002	Weighted average years to maturity of fixed liabilities 2002	Weighted average interest rate (%) of fixed rate assets 2001	Weighted average years to maturity of fixed rate assets 2001	Weighted average interest rate (%) of fixed rate liabilities 2001	Weighted average years to maturity of fixed liabilities 2001
Sterling	3.6	0.1	–	–	11.0	1.0	7.0	0.8
Euro	4.5	2.9	5.5	3.0	10.0	10.0	5.5	4.0
United States dollar	5.4	5.1	5.8	4.9	6.9	2.4	6.3	4.9
Australian dollar	–	–	–	–	–	–	–	–
Japanese yen	0.2	0.7	1.1	1.5	3.3	4.5	0.4	0.4
Others	4.3	0.3	8.2	0.8	5.5	1.0	9.4	1.0
Weighted average	4.7	3.4	5.5	4.3	7.1	6.9	5.2	4.0

The floating rate borrowings bear interest at relevant national LIBOR equivalents.

(iii) Currency exposure of financial assets and liabilities

The tables below show the net unhedged monetary assets and liabilities of Group companies that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account. At 31 March, these exposures were as follows:

	Net foreign currency monetary assets/(liabilities)						
Functional currency of Group operations	Sterling 2002 £m	Euro 2002 £m	US dollar 2002 £m	Australian dollar 2002 £m	Japanese yen 2002 £m	Other 2002 £m	Total 2002 £m
Sterling	–	7	(3)	–	–	(7)	(3)
Euro	(8)	–	49	–	(1)	(6)	34
United States dollar	2	12	–	–	–	10	24
Australian dollar	4	(1)	(6)	–	(1)	–	(4)
Japanese yen	–	–	9	–	–	8	17
Other	(4)	(6)	45	(5)	6	(7)	29
	(6)	12	94	(5)	4	(2)	97

29 Financial risk management continued

(iii) Currency exposure of financial assets and liabilities continued

	Net foreign currency monetary assets/(liabilities)						
Functional currency of Group operations	Sterling 2001 £m	Euro 2001 £m	US dollar 2001 £m	Australian dollar 2001 £m	Japanese yen 2001 £m	Other 2001 £m	Total 2001 £m
Sterling	–	13	18	4	(1)	2	36
Euro	(2)	–	10	–	(1)	10	17
United States dollar	–	–	–	–	–	(1)	(1)
Australian dollar	3	–	14	–	–	4	21
Japanese yen	–	–	7	–	–	–	7
Other	(2)	3	15	(1)	1	–	16
	(1)	16	64	3	(1)	15	96

(iv) Hedges

Unrecognised gains and losses on hedges

	Gains 2002 £m	**Losses 2002 £m**	**Total net losses 2002 £m**	Gains 2001 £m	Losses 2001 £m	Total net losses 2001 £m
At beginning of year	2	(4)	(2)	3	(4)	(1)
Arising in previous years that were recognised in the year	(2)	3	1	(2)	2	–
Arising before beginning of year that were not recognised in the year	–	(1)	(1)	1	(2)	(1)
Arising in the year that were not recognised in the year	1	–	1	1	(2)	(1)
At end of year	1	(1)	–	2	(4)	(2)
Expected to be recognised:						
In one year or less	–	(1)	(1)	2	(4)	(2)
In later years	1	–	1	–	–	–
	1	(1)	–	2	(4)	(2)

The instruments used for hedging Group exposure to movements in interest rates and exchange rates are detailed in the Financial Review on pages 18 to 21. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures.

The disclosure also includes forward contracts taken out by the Group to hedge expected future foreign currency sales and purchases.

(v) Maturity of financial liabilities

The maturity profile of the Group's financial liabilities at 31 March was as follows:

	Gross borrowings		Other liabilities		Financial liabilities	
	2002 £m	2001 £m	**2002 £m**	2001 £m	**2002 £m**	2001 £m
In one year or less, or on demand	1,066	2,032	153	730	1,219	2,762
In more than one year but not more than two years	92	603	8	–	100	603
In more than two years but not more than five years	2,217	639	–	–	2,217	639
In more than five years	147	326	–	–	147	326
	3,522	3,600	161	730	3,683	4,330

As at 31 March 2002 the Group has £3,927 million of bank facilities to meet the maturity of these financial liabilities as they fall due (see note 20).

30 Acquisitions

Acquisitions made during the year include IMServ FieldTech (formerly FieldTech) (May 2001), Pacific Simulation (April 2001) and Industrial Communications (April 2001). The following table analyses the preliminary fair value of the net assets acquired:

	Book value £m	Fair value adjustment £m	Fair value of net assets £m
Tangible fixed assets	1	–	1
Debtors	10	–	10
Short-term creditors	(9)	(1)	(10)
Minority interests	1	–	1
	3	(1)	2
Consideration – paid in cash			46
Consideration – deferred			3
Goodwill			47

Goodwill relating to IMServ FieldTech, Pacific Simulation, Industrial Communications and other acquisitions made during the year was £12 million, £5 million, £2 million and £28 million respectively. In respect of acquisitions made during the year goodwill is amortised over 20 years, except for IMServ FieldTech which is amortised over its useful life of twelve years.

The fair value adjustment to short-term creditors represents an estimation of unprovided amounts identified in the opening balance sheet.

Included in the above table there are £5 million of additional acquisition costs relating to the purchase of Baan which have been capitalised in the period.

Also included in the above table is £6 million of cash paid by the Group relating to minority interests acquired in the year giving rise to goodwill of £5 million. Deferred consideration of £3 million is in respect of the acquisition of Pacific Simulation (£2 million) and the prior year acquisition of Powersafe Mexico (£1 million) and represents contingent payouts to previous shareholders.

31 Post balance sheet events

On 2 May 2002 Invensys sold its Flow Control business to Flowserve Corporation for a cash consideration of £366 million (US$535 million). The results of the Flow Control business are included in discontinued operations.

On 14 May 2002 Invensys announced that it had agreed to sell its CompAir business to Alchemy Partners for a nominal consideration. As a result, a provision for loss on disposal of £89 million has been recorded which comprises a write down of £68 million in respect of operating assets and goodwill previously written off to reserves of £21 million.

PRINCIPAL SUBSIDIARIES AS AT 31 MARCH 2002

As permitted by section 231(5) of the Companies Act 1985, only principal undertakings and their country of incorporation are shown. A complete list of all subsidiary undertakings is filed with the Company's annual return.

Management and holding companies	
BTR Industries Ltd	UK
BTR plc*	UK
Invensys Australia Ltd	Australia
Invensys Holdings Limited	UK
Invensys Inc	USA
Invensys Luxembourg SARL	Luxembourg
Invensys Software Systems	
APV North America Inc	USA
APV UK Ltd	UK
Baan USA Inc	USA
Invensys International BV	Netherlands
Invensys Process Systems AS	Denmark
Invensys Systems Inc	USA
Wonderware Corporation	USA
Invensys Automation Systems	
Dimetronic SA	Spain
Eurotherm Holdings Ltd*	UK
Rexnord Corporation	USA
Safetran Systems Corporation	USA
Westinghouse Brake and Signal Holdings Ltd	UK
Invensys Control Systems	
Eaton Technologies Inc	USA
Fasco Industries Inc	USA
Invensys Building Systems Inc	USA
Invensys Metering Systems – North America Inc	USA
Maple Chase Company	USA
Ranco Japan Ltd (71% owned)	Japan
Ranco North America LP**	USA
Robertshaw Controls Company	USA
Smith-Blair Inc	USA
Invensys Power Systems	
Densei-Lambda KK (58.2% owned)	Japan
Powerware Corporation	USA
Saturnia-Hawker Sistemas de Energia Ltda	Brazil

All subsidiaries are 100% owned unless stated otherwise.
* Directly owned by Invensys plc.
** Limited Partnership: principal place of business 8115 US Rt 42 North, Plain City, Ohio 43064, USA.

The following names mentioned in this report are trademarks and/or service marks of Invensys plc, its subsidiaries or affiliated companies:

Invensys, APV, ArchestrA, Avantis, Baan, BTR, Caps, CompAir, Densei-Lambda, Esscor, Eurotherm, Fasco, Fieldtech, Foxboro, IMServ, Lambda, PacSim, Powerware, Protean, Ranco, Rexnord, Robertshaw, Safetran, Satchwell, Saturnia-Hawker, SimSci, Teccor, Triconex, Walsh, Westinghouse Brake and Signal and Wonderware.

All other brands mentioned in this report may be trademarks of their respective owners.

FINANCIAL SUMMARY

	2002 £m	2001 (restated) £m	2000 (restated) £m	1999 (restated) £m	1998 (restated) £m
Profit and loss account					
Turnover – ongoing operations	5,756	6,338	5,632	5,122	4,505
Turnover – disposal group and discontinued operations	1,216	1,525	3,402	4,292	7,152
Turnover – total	6,972	7,863	9,034	9,414	11,657
Operating profit before exceptional items and goodwill amortisation					
– ongoing operations	471	817	919	865	687
– disposal group and discontinued operations	78	117	229	359	966
	549	934	1,148	1,224	1,653
Operating exceptional items	(299)	(292)	(276)	(221)	(60)
Goodwill amortisation	(124)	(98)	(38)	(20)	–
Share of operating profits/(losses) of associated undertakings	2	(5)	–	6	14
Operating profit – ongoing operations	51	453	647	688	639
Operating profit – disposal group and discontinued operations	77	86	187	301	968
Total operating profit	128	539	834	989	1,607
Corporate exceptional items	(816)	(162)	(661)	(530)	194
Profit before interest and taxation	(688)	377	173	459	1,801
Net interest payable	(170)	(227)	(162)	(183)	(219)
(Loss)/profit before tax	(858)	150	11	276	1,582
Taxation	(9)	(74)	(296)	(388)	(513)
(Loss)/profit after tax	(867)	76	(285)	(112)	1,069
Minority interests	(2)	(6)	(6)	(10)	(22)
(Loss)/profit for the financial year	(869)	70	(291)	(122)	1,047
Dividends	(70)	(268)	(275)	(374)	(480)
Retained (loss)/profit for the financial year	(939)	(198)	(566)	(496)	567
Balance sheet					
Intangible fixed assets	1,512	1,635	780	461	–
Tangible fixed assets and investments	1,588	2,170	2,242	3,324	4,565
Current assets	3,363	4,238	4,124	4,732	6,752
Total assets	6,463	8,043	7,146	8,517	11,317
Long-term borrowings	(2,456)	(1,568)	(716)	(1,019)	(1,373)
Creditors	(2,931)	(4,699)	(4,555)	(4,391)	(6,733)
Provisions	(686)	(827)	(859)	(924)	(859)
Net assets	390	949	1,016	2,183	2,352
Shareholders' funds	144	688	784	1,947	2,100
Minority interests	246	261	232	236	252
	390	949	1,016	2,183	2,352

All prior year information has been restated for the impact of FRS 19.

	2002 £m	2001 (restated) £m	2000 (restated) £m	1999 (restated) £m	1998 (restated) £m
Summary free cash flow					
Operating profit*	**550**	934	1,148	1,227	1,664
Depreciation	**260**	265	355	368	492
Working capital movement	**8**	(462)	(141)	(71)	(225)
Interest paid	**(167)**	(210)	(175)	(210)	(213)
Taxation paid	**(43)**	(135)	(60)	(292)	(448)
Net capital expenditure	**(130)**	(243)	(396)	(555)	(779)
Free cash flow before restructuring	**478**	149	731	467	491
Acquisition provision and restructuring cash spend	**(212)**	(390)	(305)	(245)	(187)
Free cash flow	**266**	(241)	426	222	304
Dividends paid	**(220)**	(276)	(330)	(452)	(537)
Net cash inflow/(outflow) from acquisitions, disposals, fundamental reorganisation costs and closure costs	**141**	(379)	745	3,045	(145)
Merger transaction costs	**–**	–	(17)	(32)	–
Share issues	**–**	4	10	4	7
Return of capital	**–**	–	(1,000)	(1,600)	–
Currency movement	**15**	(194)	10	(45)	236
Movement in net debt	**202**	(1,086)	(156)	1,142	(135)
Opening net debt	**(3,218)**	(2,132)	(1,976)	(3,118)	(2,983)
Closing net debt	**(3,016)**	(3,218)	(2,132)	(1,976)	(3,118)

* Operating profit includes cash dividends received from associated undertakings of £1 million (2001 £nil, 2000 £nil, 1999 £3 million, 1998 £11 million).

The table above summarises the Group's free cash flow and movement in net debt and is based on the Cash Flow Statement included in the accounts.

Other key data	2002	2001	2000	1999	1998
(Loss)/earnings per share (basic) (pence)	**(24.8)**	2.0	(7.8)	(3.1)	25.1
Earnings per share (total Group, before exceptional items and goodwill amortisation) (pence)	**7.7**	13.7	17.9	18.5	23.1
Diluted (loss)/earnings per share (pence)	**(24.8)**	2.0	(7.8)	(3.1)	25.1
Dividends per share (pence)	**2.0**	7.7	7.7	7.0**	N/A
Interest cover (times)	**3.2**	4.1	7.1	6.7	7.5
Gearing (based on net assets with previously written off goodwill, added back) (%)	**73**	63	42	30	36
Free cash flow pre-dividends/sales (%)	**3.8**	(3.1)	4.7	2.4	2.6
Gross capital expenditure/sales (continuing operations) (%)	**2.8**	3.2	3.8	5.5	4.3
Trade working capital/sales (continuing operations) (%)	**18**	22	21	22	22
Number of employees at year end (number)	**73,005**	89,922	96,260	129,504	148,355
Share price – high (pence)	**153**	311	356	384	333
Share price – low (pence)	**33**	116	240	180	224
Share price – at year end (pence)	**124**	134	279	273	312
Number of shares in issue at year end (million)	**3,500**	3,500	3,498	3,825	3,952

** Proforma dividend per share.

FINANCIAL SUMMARY CONTINUED

The analysis of consolidated turnover and profit before interest and tax by historic business division in note 1 to the accounts is the most appropriate for the annual accounts of the Group. However, for information, a further analysis of sales and profit before interest and tax by new business division for each of the last three financial years is shown below:

	Turnover 2002 £m	Turnover 2001 £m	Turnover 2000 £m	**Profit before interest and tax 2002 £m**	Profit before interest and tax 2001 £m	Profit before interest and tax 2000 £m
Business division						
Production Management	**1,584**	1,566	1,442	**33**	68	153
Energy Management	**2,379**	2,634	2,281	**238**	375	418
Development	**676**	919	732	**41**	139	99
Industrial Components and Systems	**1,377**	1,543	1,496	**145**	229	250
Total continuing operations	**6,016**	6,662	5,951	**457**	811	920
Discontinued operations	**956**	1,201	3,083	**92**	123	228
	6,972	7,863	9,034	**549**	934	1,148
Operating exceptional items				**(299)**	(292)	(276)
Goodwill amortisation				**(124)**	(98)	(38)
Share of operating profits/(losses) of associated undertakings				**2**	(5)	–
Corporate exceptional items				**(816)**	(162)	(661)
(Loss)/profit on ordinary activities before interest and taxation				**(688)**	377	173

SHAREHOLDER INFORMATION

Registered office

Invensys plc
Invensys House
Carlisle Place
London SW1P 1BX
Telephone +44 (0)20 7834 3848
Facsimile +44 (0)20 7834 3879

Registered in England and Wales number 166023
Visit our website at www.invensys.com

Stock Exchange listing

The Company's ordinary shares are listed on the London Stock Exchange.

American Depositary Receipts (ADRs)

The Company has a sponsored Level 1 ADR programme for which The Bank of New York acts as Depositary. Each ADR represents two (2) ordinary shares of the Company. The ADRs trade on the Over-The-Counter (OTC) market under symbol IVNSY. For enquiries, The Bank of New York can be contacted by telephone on: +1 610 312 5315 or 1-888-BNY-ADRS (toll-free for US residents only) or by e-mail at shareowner-svcs@bankofny.com. Further information is also available at http://www.adrbny.com.

Registrars

The Company's registrar is:
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone +44 (0)870 600 3963
Facsimile +44 (0)870 600 3980

For all shareholder enquiries and changes of name and address, please contact Lloyds TSB Registrars direct.

Electronic communications

Shareholders can also view up-to-date information about their shareholding and register to receive future electronic communications from the Company by visiting the shareholders' website at www.shareview.co.uk (shareholder reference number, shown on share certificates and tax vouchers, will be required).

Invensys nominee service

The Company has a nominee service under which shareholders can hold their shares electronically rather than in certificate form. Through the service, shareholders can also take advantage of streamlined dealing arrangements. Details of the service are contained in the Invensys Nominee Service brochure which is available from Lloyds TSB Registrars.

Dividend reinvestment plan

A dividend reinvestment plan ('DRIP') is available under which shareholders can elect to invest their cash dividend in additional ordinary shares in the Company. To participate in the DRIP, shareholders should contact Lloyds TSB Registrars for the relevant application form and the terms and conditions of the plan.

Sharegift

Sales of very small holdings of shares may suffer commission that is disproportionate to the sale price. Some sellers may wish to consider donating them to charity through Sharegift, a registered charity administered by The Orr Mackintosh Foundation. A Sharegift donation form is available from the Company's registrars. Further information about Sharegift is available at www.sharegift.org or from The Orr Mackintosh Foundation, 24 Grosvenor Gardens, London SW1W 0DH (Telephone +44 (0)20 7337 0501).

Capital gains tax

For the purpose of capital gains tax, the market value on 31 March 1982 of an Invensys ordinary share, adjusted for capitalisation issues, was 35.15016p. Shareholders who are in any doubt as to their tax position should seek specific advice from their financial advisers. Further information in relation to capitalisation issues and other matters affecting the base cost of Invensys ordinary shares may be obtained from the Company Secretary.

Financial calendar

Financial year end 2001/02	31 March 2002
Results for 2001/02 announced	30 May 2002
Ex-dividend date for 2001/02 final dividend	17 July 2002
Record date for 2001/02 final dividend	19 July 2002
Annual general meeting	24 July 2002
Last date for receipt of DRIP elections	20 August 2002
Payment date for 2001/02 final dividend	11 September 2002
Share purchase date for DRIP	11 September 2002
Interim results for 2002/03 announced	November 2002
Payment date for 2002/03 interim dividend	March 2003

Final dates and any changes will be announced and notified as appropriate.

Forward-looking statements

This report includes forward-looking statements, within the meaning of the US Private Securities Litigation Reform Act 1995, which are based on market projections, forecasts and expectations. Forward-looking statements are by their nature subject to uncertainties and external factors that may affect the actual outcomes compared with those anticipated.

Designed and produced by
williams and phoa
Photography by
Felix Clay/Newscast
Board photography by
Christine Donnier-Valentin
Printed in the UK

This report is printed on paper from sustainable forests using an elemental chlorine free process.

Group Office
Invensys plc
Invensys House
Carlisle Place
London SW1P 1BX
United Kingdom
Telephone +44 (0)20 7834 3848
Facsimile +44 (0)20 7834 3879

For latest investor information, news and downloads, visit our website at www.invensys.com

SUMMARY FINANCIAL STATEMENT 2002

SEC No 82 - 2142

MANAGING CUSTOMERS' ASSETS



invensys

WORKING WITH OUR CUSTOMERS

Front cover: Aurora Plaza in Shanghai embodies the new opportunities for the new Invensys. It is not only the first Government classified 'Intelligent Office Building' in China, with the entire building automation system supplied by Invensys, but also the first major project of its kind carried out by Invensys in China.

Invensys project manager Jane He discusses the Aurora Plaza installation with Chen Jun (left) and Liao Yuan Rong (right) of Aurora.

Our customers are the architects of our new strategy. Listening to them as part of our strategy review gave us a clear picture of their requirements and we are now shaping the Group to meet these. Developing a more active dialogue will improve our ability to anticipate their future needs and establish Invensys as their trusted strategic partner.

At the April 2002 Invensys Launch Conference, executives from some of our major customers participated in a discussion forum on what they expect of Invensys.



We are determined that the past year should mark the end of a disappointing period in the Group's performance.

In February 2002, we announced our new strategy following an extensive review of market opportunities, customers' needs and our own areas of greatest strength.

Going forward, we have simplified our structure to concentrate on the management of customers' production assets and energy resources – two areas where we can provide them with measurable advantages.

To realise our potential, we are driving radical change – change that will:

- draw our separate businesses together as an integrated Group;
- direct our energies towards our customers;
- dramatically improve our core processes and market positions.

We are confident that we are also building the leadership, systems and capabilities to sustain this transformation.

That is what shareholders should measure us on in the years ahead.

Group sales £m


1999 H1
4,861
1999 H2
4,553
2000 H1
4,589
2000 H2
4,445
2001 H1
3,816
2001 H2
4,047
2002 H1
3,567
2002 H2
3,405

Group operating profit £m
Before exceptional items and goodwill amortisation


1999 H1
631
1999 H2
593
2000 H1
591
2000 H2
557
2001 H1
474
2001 H2
460
2002 H1
276
2002 H2
273

"YOUR BOARD DECIDED THAT A COMPREHENSIVE AND FAR-REACHING REVIEW OF THE GROUP'S ACTIVITIES WAS ESSENTIAL TO ESTABLISH A ROUTE BACK TO PROFITABLE GROWTH."



Dear shareholder,

The difficult trading environment we were experiencing when I wrote to you last year turned out to be more severe than anyone could have predicted. After a tough start, prospects of recovery were further damaged by the tragic events of September 11. The destruction of the World Trade Center Towers had a profound impact on us as human beings and I would like to express, on behalf of everyone at Invensys, our sincere sympathy to the families and friends of all the victims of that terrible event.

For the second successive year, sales fell in some of our most important businesses. Despite significant measures to reduce our costs and employee numbers, Group profits continued to drop sharply. Allen Yurko resigned as Chief Executive at the end of the first half. Rick Haythornthwaite succeeded him and, in the second half of the year, the Group's performance stabilised at the level of the first half.

Results summary and dividend

Group sales were down 11% at £6,972 million (2001: £7,863 million), driven principally by the US industrial recession and the severe downturn in global telecoms demand. Group operating profit before exceptional items and goodwill amortisation fell by 41% to £549 million (2001: £934 million). Corporate and operating exceptional items – including a write-off of goodwill associated with disposals of £479 million – have resulted in the Group recording a loss of £869 million for the year (2001: profit of £70 million). The underlying earnings per share were 7.7p (2001: 13.7p). Free cash flow of £266 million was a marked improvement on last year's outflow of £241 million. Net debt at the year end was down to £3.0 billion and this has been reduced further by the proceeds of post balance sheet disposals.

In the context of the Group's performance and the need to conserve cash and reduce our level of indebtedness, the Board is recommending a final dividend of 1.0p. Together with the interim dividend of 1.0p, this makes a total for the year of 2.0p (2001: 7.7p) and establishes the base from which to grow the dividend dependent on future performance.

Strategy review

In appointing Rick Haythornthwaite, your Board decided that a comprehensive and far-reaching review of the Group's activities was essential to establish a route back to profitable growth. The Board's objective for this process was to find the best option for creating shareholder value. In addition, we were determined that:

- any operational strategy must show a clear route for delivering returns comparable with the Group's international peers;
- we must reduce the span of businesses to those where the market growth potential is attractive and sector leadership is attainable;
- revenues must be driven more by the provision of solutions and services valued by customers than by the manufacture of products that are becoming increasingly commoditised;
- the strategy must achieve substantial debt reduction without destruction of shareholder value;
- the leadership team must put in place the talent and processes to ensure accountability and therefore delivery; and
- investors must be given transparency as to targets, progress and reporting of performance.

Full details of the outcome of the strategy review, its objectives and progress to date are included in the Chief Executive's review on pages 4 to 7.

Acquisitions and disposals

Our focus during the year has been on disposals rather than acquisitions. Among the largest of these was the disposal of the Energy Storage business, completed in March 2002 for £287 million ($425 million). The same month we announced the disposal of Flow Control for £366 million ($535 million), which was completed in May 2002. As part of the strategy review, we identified further businesses for disposal, which now comprise the Industrial Components and Systems division. These businesses will be actively managed to ensure that performance is maintained and full value is realised. We remain confident that we can complete our disposal programme by the end of the current financial year and achieve, in total, at least £1.5 billion to reduce our debt levels.

Corporate governance

We are committed to maintaining the highest standards of corporate governance and much of the new legislation proposed by the UK Department of Trade and Industry, relating to directors' remuneration, reflects what we have previously adopted as best practice.

Sustainable development

Since Invensys was formed, we have continually increased our commitment to broader social responsibility and sustainability. We state our guiding principles, the Invensys Intent, on pages 14 to 16. Our new strategy, focused on increasing resource productivity, brings together our corporate commitment in this area and our ability to deliver it for our customers. By also ensuring that the long-term relationships we develop with our stakeholders are built on mutual respect and trust, the Invensys Intent will underpin our strategic goals.

Customers and suppliers

The global economic uncertainty has caused a turbulent time not only for our Group, but also for many of our customers and suppliers. I want to thank all our business partners for their continuing loyalty and to confirm that we are committed to creating ever stronger reciprocal relationships in the future.

Employees

The actions we have had to take in the face of the economic downturn have resulted in a substantial reduction in the number of our employees to 73,000 as at 31 March 2002. This undoubtedly weakened their confidence in the Group's future. We believe that the new strategy will bring greater stability and certainty and the Executive Team has put an immense effort into communicating the new vision and strategy for the Group to all our people. This communications programme will continue in order to ensure that our employees are supported through the present changes and kept fully informed of our progress towards achieving our goals. I thank our employees for their tenacity and loyalty during the past year and add my personal message of encouragement to them to contribute to our ambitious goals in the years ahead.

Board changes

Rick Haythornthwaite joined the Board last July and took over as Chief Executive in October 2001. Allen Yurko retired from his position as Chief Executive in September 2001 and from the Board in January 2002. We are very grateful to Allen for his energy and drive in the formative years of Invensys, as well as his enormous contribution to the growth and success of Siebe between 1989 and 1999.

In March 2002, Larry Farmer joined the Board as a non-executive director. He brings in-depth experience of the oil and gas industry and of project management. In the same month, Hugh Collum retired from the Board. I thank Hugh for his considerable contribution to Invensys and previously to Siebe. In May 2002, Paolo Scaroni joined the Board as a non-executive director. However, his subsequent appointment as Chief Executive of Enel, based in Rome, has required him to step down. We are sorry to lose his services. Bob Bauman will retire from the Board at the AGM in July 2002. I thank him for his very valuable contribution to both Invensys and BTR.

I should also like to record my appreciation to all my Board colleagues for their steadfast support during this year of tough decisions for Invensys. They have shown real determination to fulfil the original intent of the merger in creating a Group to achieve results compatible with the interests of shareholders.

US listing

Last year we announced that we would be seeking to list the Group on the New York Stock Exchange during 2002. Whilst listing remains our intention, we have decided to delay this in order to focus fully on the implementation of our new strategy and the completion of our disposal programme.

Outlook

Orders from automation and controls sectors, particularly in the US, are now increasing in several businesses within our two core divisions of Production Management and Energy Management. However, with the technology sectors remaining depressed, any economic recovery is fragile.

We expect the first benefits from our phased investment in new capabilities and processes to become apparent in the second half. Provided that economic conditions do not deteriorate, we aim to offset the dilutive effect of our recent disposals. At the same time, our net debt and therefore interest payments will continue to reduce with disposal proceeds.

We have set ourselves a bold vision and ambitious targets and the commitment among our employees and managers to these goals is growing day by day. We will continue to combine disciplined process with a systematic development of our talent base, in order to ensure that our strategy delivers the earnings progression of which your company is capable.



Lord Marshall of Knightsbridge, Chairman
14 June 2002

"WE HAVE A STRATEGY ENDORSED BY OUR CUSTOMERS, RIGOROUS PROCESSES TO DELIVER NECESSARY CHANGE AND PEOPLE DETERMINED TO MAKE THINGS HAPPEN FOR OUR CUSTOMERS AND, THEREFORE, OUR SHAREHOLDERS."

The past year – my first with Invensys – has been demanding but rewarding. Demanding, because the Group has faced a wide range of problems requiring urgent attention. Rewarding, because we have received substantial goodwill and support from employees, customers, suppliers and shareholders as we tackle these issues and set Invensys on the road to recovery.

The research I conducted before joining the Group revealed a fundamentally sound company with a number of good brands, products and market positions, but a track record of persistent under-performance. I saw a Group embattled by a severe cyclical and economic downturn. This was masking not only its considerable potential but also deflecting management attention from the fundamental barriers which stood between Invensys and its very real growth opportunities. These impressions have been more than confirmed in my first eight months.

Strategy review

Immediately following my appointment to the Board in July 2001, we launched a comprehensive strategy review to determine the best option for creating shareholder value and achieving returns that compare favourably with those of our global peers. The review was rigorous and deliberately radical: with no preconceptions about the future size or shape of Invensys, we set out to challenge accepted wisdom both inside and outside the Group. We listened at length to our customers, business partners, employees and industry experts. We collected and analysed data on our markets, competitors, business opportunities and historic performance. Above all, we involved as many of our people as possible in the review process. We then tested a number of strategic alternatives for their fit with customers' demands, their potential for rapid recovery and their ability to deliver the overriding requirement of enhanced shareholder value.

The primary message from customers was startlingly clear and consistent. They have an urgent need to get ever more performance from their businesses. Under-utilisation of assets, systems failure, waste, rising energy costs – these are all increasingly unacceptable. In addition, the pace of change is such that customers need help outside their own skills base, to address these challenges. Those companies able to provide greater reliability and capacity – and measurable improvements in productivity – can become indispensable partners in their customers' future.

Second, we found that we already possess many of the attributes which customers are seeking. We have a unique combination of technologies, loyal and experienced employees and specific expertise in a number of industries. What we have consistently failed to do is use these strengths to take us



Rick Haythornthwaite, Chief Executive

from the status of 'preferred supplier' to 'lifetime strategic partner'. Fortunately, the review showed that none of our competitors has done this either – thus offering us the space to match our skills to the solutions that customers need and want.

Third, our review confirmed the imperative for focus. We must concentrate our efforts on those sectors with the best growth potential and where our strengths can be built into competitive leadership. Two areas – closely related – stood out from our market analysis as having not only excellent opportunities, but also a strong match with our existing customer base, knowledge and technology. Both are about our ability to relieve pressure points for our customers. The first concerns the fact that rising investor expectations constantly ratchet up our customers' need to maximise their returns on capital investment and the efficiency of their supply chains. The second arises from their need to handle rising energy costs, worldwide de-regulation of energy markets and the growing impact of environmental legislation. These two areas open up a range of new and attractive market opportunities where we are particularly well placed to develop innovative solutions. Both require us to develop excellence in similar skill sets and both share the objective of increasing customers' resource productivity.

From a financial standpoint, the review clarified the Group's position and underlined the importance of tackling our indebtedness and improving cash generation.

Finally, the review revealed major internal issues requiring immediate attention. The size and complexity of the Group and its continual restructuring since the merger had lowered morale and created an inward-looking mindset that prevented the sharing of expertise. Poor execution and lack of sound processes had harmed certain customer relationships. It was clear that new leadership was needed to address these issues.

In February 2002, we announced the conclusions of the review. We committed to transform Invensys by:
- focusing on resource productivity;
- simplifying our structure around the delivery of benefits to customers;
- selling businesses which do not contribute to our strategy to fund investment and reduce our debt; and
- ensuring that we have the people, technology and processes to achieve a step change in the quality of our performance.

New organisation

To enable us to implement the strategy, we announced a new organisation structure, which took effect on 1 May 2002. The **Production Management division** comprises the former Software Systems businesses – including APV, Baan, Foxboro, Triconex and Wonderware – together with APV Baker and Eurotherm from Automation Systems. This division provides services and solutions to maximise customers' returns on asset investments and to optimise performance across their entire supply chains. With more than 50,000 installations worldwide, Production Management serves the sectors of oil, gas, chemicals and power generation; food, beverage and personal healthcare; pulp and paper; mining and cement; and discrete manufacturing.

The **Energy Management division** combines Energy Solutions, Metering Systems, Appliance Controls, Climate Controls and Home Controls from the former Control Systems division, and Powerware from the former Power Systems division. The new division works with customers engaged in the supply, measurement and demand for energy and water to reduce costs, conserve resources, comply with environmental regulations and to improve the quality, reliability and continuity of their energy supply. Key sectors include commercial, industrial and residential buildings, healthcare, data communications and utilities.

In addition to these core divisions, our **Development division** comprises three businesses – Rail Systems, Wind Power and Power Components – that enjoy strong positions in high growth markets but currently fall outside our strategic focus. Each of these businesses faces strategic milestones in the immediate future and we will continue to support them while judging their ability to become part of our core.

Finally, the **Industrial Components and Systems division** comprises businesses identified as non-core which we are actively seeking to sell in order to reduce our debt and fund our new strategy.

Further detail on our new divisions is given on pages 10 to 12.

Leadership

To ensure effective delivery of the new strategy, the Executive Team has been strengthened and expanded to 14 members to lead our divisions, the four new performance initiatives and Group-level functions. Most recently, it is a measure of our progress that we have been able to attract people of the calibre of Leo Quinn, Chief Operating Officer of Production Management; Dan Leff, Chief Operating Officer of Energy Management; Shelley Stewart for Lean Supply Chain; Teri Johnson, who leads the Customer Development initiative; and Ed Mulvey, who heads up Service Delivery. Full details of the Executive Team are given on pages 8 to 9.

Individual performance contracts will shortly be in place for more than 500 of our senior managers. Our priority now is to strengthen the next levels of leadership and develop our talent throughout the organisation. I am delighted with the number of good people I constantly meet as I travel round our operations. We are committed to providing challenging and rewarding careers for our current and future employees and are putting in place a structured appraisal and development framework to achieve this.

2001/02 performance and strategic progress

Whilst the decline in our sales and operating profits was driven principally by severe market conditions, it was exacerbated by internal issues. The stabilisation of our second half performance similarly reflected both the late recovery in US industrial and consumer demand and our first actions to address problems identified in the strategy review.

With these results, we comfortably met the requirements of our banking covenants with interest cover of 3.2 times for the year and a healthy 4.0 times for the second half. We dramatically improved our cash generation from last year's outflow of £241 million to an inflow of £266 million. We made good progress on our disposal programme, realising approximately £230 million in net cash proceeds between September 2001 and the year end, reducing net debt to £3.0 billion. Since then we have received a further £366 million in respect of the Flow Control disposal and negotiated a new £979 million ($1.39 billion) loan facility to gain the financial headroom to implement our strategy.

Implementation

These are solid achievements; but I do not pretend they have done any more than provide a launchpad for the swift implementation of our new strategy.

This has two phases. The first will deliver a rapid **recovery** through a large number of localised projects for performance improvement. These will focus on the four areas identified in the strategy review as key to all our businesses – customer development, service delivery, project management and lean supply chain. These will strengthen our capacity for sustained revenue and margin recovery, and help us to replace the profits lost through our disposal programme; a difficult objective this year without some market help, but one that we are squaring up to now.

The second **repositioning** phase – which to some extent will parallel recovery – involves the radical long-term repositioning of Invensys as a leader in providing customers with greater resource productivity. This will require close collaboration among our businesses on our major accounts, supply chain, future technology and the delivery of sophisticated new performance services.

Performance improvement teams

Delivery of the strategy demands a systematic transformation of the way we do business. To place this change in the hands of all our employees, we have developed a programme called **INVEST**. This gives their ideas for local or cross-business performance improvements the structure and skills necessary to deliver results to the bottom line.

We launched INVEST at a major internal conference in April 2002. Every business now has a programme manager, with 1,000 project leaders being trained to take on specific projects. Over 650 potential performance improvements are being tracked on our new Intranet, nominated either spontaneously from the businesses or in response to our strategic initiatives.

The programme will run for up to four years, at the end of which we expect a minimum annualised profit benefit of £200 million. Any upturn in the global economy or our particular markets will increase that figure. In 2002/03, the minimum profit enhancement we would consider tolerable is £50 million net, a one-for-one return on the budgeted programme costs this year, and we are aiming for up to double that return. Each of our initiatives will contribute to those targets.

Key metrics for **customer development** include customer satisfaction and retention and employee satisfaction, which correlates closely with customer satisfaction. Among targeted customers we expect



A Powerware service technician carries out routine testing and maintenance on a US National Oceanic and Atmospheric Administration installation in Flagstaff, Arizona. Our ability to deliver a complete portfolio of end-to-end services has been a key requirement in winning a series of major power systems contracts from multiple US Government entities.



At a management conference to mark the launch of the new Invensys organisation, over 350 managers from throughout the Group made their personal commitments towards delivering their part of the strategy and so helping to achieve our shared goal.

sales growth of 1 to 2 percentage points, 1 to 2 points' margin improvement and 50% reduction in customer attrition.

The prime goals in **service delivery** are to increase our counter-cyclical service revenues by 5 to 15 percentage points of total sales and to improve service margins by 5 to 10 points, as well as achieving higher rates in contract renewals and problem resolution.

In **project management**, an early pilot in Production Management is on track to increase margins by 2 to 3 points this year on their existing projects. Over the next three years, we aim to improve gross margins across our entire project portfolio – currently a third of all revenues – by up to 10 points, generate positive cash flow through staged payments and contribute strongly to customer retention.

Our **lean supply chain** initiative is targeting reductions in cost, inventory and the number of suppliers and the formation of stronger strategic partnerships. Its long-term objective is a 1 to 2 point improvement in Group margin over time.

Details on the activities of the four key initiatives are given on page 13.

Invensys today

We are now very much on track. We have stabilised the Group's performance, strengthened its leadership, established a new structure and made a good start on our debt reduction. We have comfortably met our banking covenants and turned round the Group's cash flow performance. We have launched our change programme for short- to mid-term recovery and put in place a performance framework with meaningful, agreed metrics for the long-term. We are working on greater collaboration, common systems and shared technology development. Inevitably, in the first stages of any change process, activity outpaces results; but the results will follow, because we have a strategy endorsed by our customers, rigorous processes to deliver necessary change and people determined to make things happen for our customers and, therefore, for our shareholders.

Invensys 2006

We now have a common goal. We want to become known as the company that transformed itself – sharp, focused and followed by competitors. We want to build tenacious relationships where we become an essential, seamless presence inside our customers' businesses. We want to be known as specialists in key industries, continually leading on applications, service reach and market share. We want to create a talent pool which combines the voice of experience with a constant flow of young, ambitious leaders of the future. We want to become our investors' benchmark for growth, cash generation, profits and returns amongst our peers. Above all, we want to develop a strong reputation in all regions for corporate citizenship and the creation of resource productivity, which enhances our businesses' ability to perform effectively in their markets.

Rick Haythornthwaite, Chief Executive
14 June 2002


What is

Photographs
Leo Quinn
Victoria Scarth
Teri Johnson
Alex Tregellas
Rod Powell
Victoria Hull
Shelley Stewart
Bob Hitt
Regina Hitchery
Dan Leff
Ed Mulvey

A NEW TEAM AND FRESH TALENT TO DRIVE OUR STRATEGY THE EXECUTIVE TEAM HAS BEEN SUBSTANTIALLY RESTRUCTURED TO DELIVER OUR NEW STRATEGY. EACH DIVISION IS NOW LED BY A CHIEF OPERATING OFFICER WHILE SIX NEW EXECUTIVE POSITIONS HAVE BEEN CREATED TO AUGMENT EXISTING GROUP FUNCTIONS.

Chief Executive
Rick Haythornthwaite

Chief Financial Officer
Kathleen O'Donovan

See Board biographies on page 17.

Divisions

Production Management
Leo Quinn
Chief Operating Officer

Appointed October 2001, initially as Division Chief Executive of Software Systems, Leo is now head of the Production Management division. Leo was previously President for Europe, Middle East and Africa at Tridium Inc. Prior to that, he was with Honeywell for 17 years, holding a number of senior positions in operations and planning.

Energy Management
Dan Leff
Chief Operating Officer

Appointed May 2002. Dan was previously Chairman and Chief Executive Officer of the Energy Services division of Enron Corporation, appointed to that position in late December 2001 following the company's filing for chapter 11 bankruptcy. Before joining Enron, Dan founded, built and operated his own energy services company addressing commercial and industrial customers in the US. In total, Dan has spent over 20 years in the integrated energy services sector.

Development
To be appointed

Industrial Components and Systems
Bob Hitt
Chief Operating Officer

Appointed October 2000 as Division Chief Executive of Automation Systems, Bob is now head of the Industrial Components and Systems division. Bob was previously President of Climate Controls and General Manager for Appliance Controls. Before joining Siebe in 1994, he held manufacturing, quality and engineering roles at Federal Mogul and Texas Instruments.

Performance Improvement Initiatives

Customer Development
Teri Johnson
Senior Vice President

Appointed April 2002. In this newly-created role, Teri is working in collaboration with the business units to enhance our customer relationships and increase our solutions-based selling. Teri will also be responsible for pricing policies and customer care. Teri joined Invensys on assignment from IBM.

Supply Chain Management
Shelley Stewart
Senior Vice President

Appointed December 2001. Responsible for driving improvements in the efficiency of the Group's purchasing and supply performance. Shelley was previously Vice President of Supply Chain Management for Raytheon Company. Before that, he was at United Technologies Corporation for 18 years, holding a number of senior positions.

Project Management
To be appointed

Service Delivery
Ed Mulvey
Senior Vice President

Appointed June 2002. Responsible for providing the structure to support world class standards of customer satisfaction and drive innovation for our service businesses globally. Previously with Honeywell as Vice President, Strategy and eBusiness, Aerospace Services. Prior to this, Ed was with Cambridge Technology Partners, Interactive Solutions and AT&T.

Group Functions

Change Management
Alex Tregellas
Director

Appointed November 2001, initially as Strategy Project Director. Responsible for ensuring that the issues and processes around change are carefully considered and managed. Previously, Alex ran his own company, specialising in business development and strategy in the energy sector, and held senior positions at BP and Premier Oil.

Group Development
Rod Powell
Senior Vice President

Appointed January 2000 as Division Chief Executive of Control Systems, Rod is now head of Group Development with responsibility for the performance framework, IT and technology strategy. Before joining the Group in 1998, he held senior management positions with ICL and Texas Instruments.

Human Resources and Group Services
Regina Hitchery
Senior Vice President

Appointed September 1999. Responsible for human resources, environment, health and safety, Group estates and IT services. Before joining the Group, Regina held a number of senior human resource positions with United Technologies Corporation.

Group Legal
Victoria Hull
Senior Vice President and General Counsel

Appointed July 2001. Responsible for legal and company secretarial functions for the Group. Previously Victoria was General Counsel, Company Secretary and Executive Director of Telewest Communications plc. Prior to that, she was a solicitor with Clifford Chance.

Group Marketing and Communications
Victoria Scarth
Senior Vice President

Appointed July 2000. Responsible for internal, external and investor communications and Group marketing. Before joining the Group, Victoria held a number of senior positions with Premier Farnell plc, covering both staff and operational responsibilities.

PRODUCTION MANAGEMENT DIVISION
WE WORK CLOSELY WITH CUSTOMERS TO PROVIDE SOLUTIONS WHICH MAXIMISE THE PRODUCTIVITY, RELIABILITY AND CONSISTENCY OF THEIR ASSET INVESTMENTS AND THE EFFICIENCY OF THEIR ENTIRE SUPPLY CHAIN.

MARKET OPPORTUNITY
Globalisation and ever-increasing competition have intensified pressures on companies in the production sector. As a result, there is growing customer demand for solutions and services that extract additional productivity, profitability and cash from their entire supply chain, from supplier to end user.

POSITION
Our customers are increasingly looking for a strategic partner to take overall responsibility for both immediate solutions and ongoing support. This provides opportunities for us to extend our presence across the more than 50,000 plants worldwide that already run on Invensys systems.

The division has three vertical, industry-focused business lines:

- products and process management solutions for the food, beverage, personal healthcare and pharmaceutical industries;
- automation, control and process optimisation for the chemical, oil and gas; power and municipal; pulp and paper; hybrid and other general process industries; and
- enterprise application solutions for industrial businesses including enterprise resource planning, product lifecycle management, customer relationship management, supply chain management and enterprise asset management.

VALUE FOR CUSTOMERS
We work closely with customers to provide solutions that maximise the productivity, reliability and consistency of their asset investments. Through specialist businesses with extensive applications expertise, we offer customers seamless efficiency across their entire supply chain. Above all, by integrating both Invensys and third party systems on our ArchestrA common software infrastructure, we protect their existing investment in technology and minimise disruption to their operations.

OUTLOOK
The division is focusing heavily on improving its sales and project disciplines to restore margins. Already this has led to notable contract wins, the reduction in loss-making projects and lower overheads. Longer term, our competitive advantage will derive from new technology and the development of high-growth performance services. Over the next 18 to 24 months and excluding any market recovery, these remedial actions by the division should restore its margin to 8 to 10%, level with the best of its peers.



General Mills: a culture of productivity
General Mills is a leading global manufacturer and marketer of consumer food products, with annual worldwide sales of $13 billion. Its global brand portfolio includes Big G Cereals, Betty Crocker, Pillsbury, Green Giant, Old El Paso and Yoplait USA. With production plants in the US, and around the world, General Mills' supply chain strategy is to create competitive advantage by driving productivity in the businesses it supports. To help execute this strategy, General Mills has chosen to deploy the Invensys ArchestrA automation infrastructure, as it is released, to provide a common foundation for all Invensys plant floor solutions and third party products. The use of this platform will enable an efficient deployment of automation best practices anywhere in the world. (left) Sung Chiu of General Mills with Robert Ilagan of Invensys.

ENERGY MANAGEMENT DIVISION
WE ARE UNIQUE IN COMBINING GLOBAL PRESENCE, SUPPLY- AND DEMAND-SIDE EXPERTISE AND THE INTELLECTUAL CAPITAL TO DELIVER IMPROVED ENERGY MANAGEMENT SOLUTIONS FOR CUSTOMERS.

MARKET OPPORTUNITY

Energy is an ever-growing environmental and economic issue. Pressure is rising from both cost and legislation to reduce demand and energy consumption. Management, reliability and continuity of energy supply are mission-critical issues in many sectors such as utilities, healthcare and data communications.

With global energy demand forecast to grow by over 40% between 1997 and 2020 (source: International Energy Agency), energy management has become one of the world's largest markets, with the need for ever-increasing efficiency of existing and planned energy infrastructures driving the need for innovative solutions.

POSITION

The division addresses markets connected with power and energy infrastructure and with management of buildings for industrial, commercial and residential usage.

Our opportunities fall into two categories. First, we increase the efficiency and reliability of existing installed energy infrastructure by reducing cost and unlocking value for organisations with large energy assets or consumption. Second, we design and plan for energy efficiency for new energy developments and emerging markets. In both these areas, we are unique in combining global presence, supply- and demand-side expertise and the intellectual capital to deliver improved energy management solutions.

VALUE FOR OUR CUSTOMERS

The division provides customers with end-to-end power and energy solutions, coupled with facility integration systems, that enable them to reduce costs, ensure uptime and conserve resources. Customers can then maximise return on their investments, whether by the effective performance of their assets or by the efficient management of rising energy costs, finite natural resources and environmental pressures.

OUTLOOK

Building its presence in vertical markets and driving lean performance should push the division's volumes and margins forward in the short term. Longer-term success lies in integrating the disparate businesses as a complete energy management service provider. Over the next 18 to 24 months, the division expects to increase margins by up to two percentage points, excluding any market recovery.



Albertson's: getting the temperature just right
Albertson's, a world leading food and drug retailer with annual revenues of $37.9 billion and more than 2,300 retail stores, understands the role energy and its costs play in their business. They take energy seriously and believe in a proactive energy philosophy. Their successful partnership with Invensys providing refrigeration and environmental controls led to other energy strategies. Invensys and Albertson's collaborated to test additional energy management solutions in 40 stores. This established a baseline of energy usage by monitoring consumption in all areas of the stores, then optimised the equipment controlling those costs. Following a five-store energy audit, first year energy cost savings from each store exceeded the initial investment three times over. Albertson's is incorporating this energy initiative across all of its stores, both reducing costs and underlining Albertson's environmental commitment to energy conservation.
(left) Michel Roy of Albertson's with Ed Page of Invensys.

DEVELOPMENT DIVISION

THESE BUSINESSES OPERATE IN MARKETS WITH HIGH GROWTH POTENTIAL AND WILL BENEFIT FROM OUR CONTINUED SUPPORT TO EXPAND THEIR SERVICES TO CUSTOMERS.

The Development division comprises three businesses which operate outside the scope of our two core divisions, but in markets with high growth potential. Decisions will be made on the best way forward for these businesses once it is apparent whether they are able to move closer to the Group's core purpose.

RAIL SYSTEMS

Our Rail Systems business provides signalling and control systems to both the mainline rail and mass transit market sectors. Both areas are seeing increasing growth as countries around the globe seek to ease road congestion through improved rail infrastructure. In Europe, we expect major contracts from the upgrading of high-speed mainline railways, as well as the expansion and renewal of mass transit and underground railways. At the same time, we are looking to expand our rail maintenance logistics services beyond North America, where we have a major market share.

WIND POWER

Over the next five years, wind power is forecast to have an estimated annual growth rate of 16% (source: BTM Consult). To meet the growing demand for our products, we are investing £46 million (€75 million) over four years in a new production facility in Belgium to manufacture, assemble and test gear boxes for large wind turbine drives. With the factory due to be operational by the end of 2003 and at maximum production capacity by 2005, the business is focused on expanding its customer base.

POWER COMPONENTS

Our Power Components business is a leading provider of standard and custom power supply solutions for telecommunications, IT, medical, office and industrial markets worldwide. Severely affected by the recent market downturn, the business is filling out its product range and has signed key technology agreements. Design wins are running at twice last year's level, although major customers continue to delay production schedules.

INDUSTRIAL COMPONENTS AND SYSTEMS DIVISION

WHILST THESE BUSINESSES HAVE STRONG POSITIONS AND GOOD CUSTOMER OFFERINGS, THEY FALL OUTSIDE THE SCOPE OF THE NEW GROUP STRATEGY.

The Industrial Components and Systems division comprises businesses which fall outside the scope of the new Group strategy. These businesses will continue to be managed to ensure that shareholder value is protected in the process of disposal.

REXNORD

Rexnord provides power transmission components, drives and conveying equipment for process industries worldwide. The business' strengths include its broad product range, large installed base with potential for replacement business and excellent distribution presence, particularly in the US.

FASCO MOTORS

Fasco Motors provides fractional motors, blowers and gear motors used in a wide range of industrial, residential equipment and automotive applications.

SENSOR SYSTEMS

Sensor Systems supplies electromechanical and electronic products for sensing temperature, pressure, speed and position to customers in sectors ranging from automotive to medical equipment.

DRIVE SYSTEMS

Drive Systems supplies electronic AC/DC drives, servo motors and complete drive systems. The business has a record of rapid product innovation, offering the highest standards of control and reliability to customers in a range of industries around the world.

INVEST PROGRAMME

At the heart of our new strategy is a commitment to deliver improved performance, specifically in the four areas detailed below. The engine for this is our INVEST programme, designed to spread best practice across the Group and ensure effective management of a large number of localised initiatives. Under this programme we are training over 1,000 project leaders and have developed an Intranet-based tracking system to enable managers to monitor projects and share expertise on a transparent Group-wide basis.

Customer Development

Developing closer relationships with our customers is an essential part of our drive to improve business performance. We need to develop a clearer understanding of the key issues affecting our 165,000 customers, manage those relationships more effectively and deliver continuously on their expectations. To achieve this, our customer development team is engaging with every business to improve their planning, sales processes and customer information systems. As well as a focus on strategic accounts, we aim to raise our capability in all customer relations by driving best practice across the businesses and removing barriers to cross-selling.

Service Delivery

A key to customer satisfaction is the development of world-class services and service capability. This would strengthen and expand the nature of our customer relationships and provide high quality earnings. To drive this, the service initiative team is building a Group-wide network of experts. It has benchmarked best practice internally and externally to create a model encompassing technical support, call centres, spare parts logistics, field operations, dispatch and service sales and marketing. The businesses can use tools such as research, benchmark references, training modules and detailed process maps to improve existing services. New services already developed include a partnering between Invensys Energy Solutions and Powerware to provide services for the commercial building sector, and Powerware's enterprise monitoring.

Project Management

We know that we can increase profit margins by delivering consistently what we promise, on time and to budget. Project management champions have been nominated across the Group and the team's assessment tool will enable us to gauge our management of all projects. Four areas will be addressed immediately: correcting under-performing projects, placing each project under the stewardship of an accountable senior manager, improving bid and tender management, and preventing informal changes to project scope. Longer term, we will develop consistency in project excellence through training and mentoring packages for hundreds of project managers.

Lean Supply Chain

We believe that the fastest way to achieve savings is by reducing inventories and identifying commodities that can be sourced on a Group-wide basis. We have completed a review of our £2.6 billion spend and 20,000 supplier base. By August 2002 we will have over 60 sourcing teams, with strategies for the Group's main commodities. Our hundreds of 'black belts', specialists in improving performance, will be tackling problem areas and spreading the lean initiatives that were previously successful but did not achieve universal impact. In time, supply chain management throughout the Group will be continuously benchmarked in an effort to drive improved business performance and the spread of best practice.

HOW WE CARRY OUT OUR BUSINESS IS AN INTEGRAL PART OF WHAT WE DO. WE ARE DEVELOPING A SET OF GUIDING PRINCIPLES, THE INVENSYS INTENT, ON THOSE ISSUES THAT AFFECT ALL INVENSYS STAKEHOLDERS. THESE PRINCIPLES WILL FORM THE BASIS OF OUR CONTINUING DIALOGUE WITH EMPLOYEES TO CREATE A FULL UNDERSTANDING OF, AND HIGH LEVEL OF ENGAGEMENT IN, THESE ISSUES THROUGHOUT THE GROUP, WHICH WILL BE THE FOUNDATION FOR OUR FUTURE BUSINESS, FINANCIAL AND SOCIAL RELATIONS.

THE INVENSYS INTENT

- We are committed to delivering long-term growth for our investors in a manner compatible with the interests of our employees, customers, business partners, governments and local communities.
- We aim to make the optimal use of natural resources and minimise environmental impact through both the solutions we provide to our customers and the management of our own facilities.
- We regard the health and safety of our employees in the workplace and the protection of all visitors to our facilities as vital and we allow no compromise on safety standards.
- Supplying high-value services to our customers requires that we provide our employees with opportunities to match their development needs with the current and future requirements of the Group.
- We ensure that employees are recruited and assessed on the basis of their skills and suitability for the work performed. No employee receives less favourable treatment on grounds of colour, religion, ethnic origin, gender, marital status, disability, age or sexual orientation.
- Since our products and services are the most constant symbol of what we stand for, we aim to maintain the highest quality and integrity in all steps of design, manufacture and installation.
- As a global Group, we are committed to universal principles of human rights, respect local laws and customs wherever we operate and expect our employees to operate on this basis.
- We recognise our responsibilities towards the communities in which we work. We support the development and well-being of these communities through charitable donations to a wide range of health, educational and social causes.

Invensys systems enabled an independent global power producer to reduce nitrogen oxide emissions while maintaining unit heat rate and increasing unit production rate.

Overview

Today, companies must become more systemic in their outlook. Business is about relationships and most business decisions have implications for a variety of stakeholders whose support is essential for long-term prosperity. This means that all companies must focus on the protection of their employees and contractors, the needs of their local communities and the agendas of their host governments. It also dictates that they strive to minimise the environmental impact of their operations and activities.

At Invensys, sustainable development lies at the very heart of what we offer our customers. Where they constantly seek greater reliability, consistency and efficiency from their assets, lower energy costs and better compliance with mounting environmental pressures, we commit to helping them achieve these goals. In Energy Management, our products and services are designed to increase energy efficiency. In Production Management, we work with customers to improve the efficiency of their manufacturing assets.

We also consider it vital that, as a Group, we demonstrate leadership in adopting those improvements which we bring to our customers' operations.

In today's inter-connected world, our customer and shareholder relationships are mutually supportive. Providing new sources of competitive advantage for the former results in higher performance for the latter, as well as more efficient utilisation of finite natural resources for society as a whole. In other words, **resource productivity** is fundamental to every aspect of business.

Last year we signed the United Nations Global Compact, which embraces universal principles in human rights, labour standards and the environment. We are working to ensure that these principles are integrated into our operating procedures worldwide so that they translate into best corporate practice. Some of our key performance improvements and innovations are highlighted in the following pages.



Members of the safety committee at Ranco, (from left) John Latiolais, Roy Dotson, Winnie Bondurant, Sandy Johnson and William Russell, with their safety awards from the Ohio Bureau of Workers Compensation.



Carlos Gomez Villafuentes at our Mexicali plant, which has achieved Industria Limpia (Clean Industry) certification from the Mexican Government.

Our Texarkana, US Metering Systems facility has eliminated 15% of toluene and 10% of solvent adhesive and changed its cleaning operation.

Environment

As well as improving our customers' utilisation of natural and commercial resources, we also have extensive programmes to minimise any detrimental impact from our own operations on the environment or public health. For the last two years we have benchmarked our performance using the annual Business in the Environment (BiE) Index of Corporate Environmental Engagement. We rose a further 31 places in the 2001 index, to 33rd out of 192. In the general industrial sector we improved to second of the eleven participating companies, with our performance endorsed by BiE as indicative of our commitment to continual improvement.

During the year, we extended our internal environmental performance measurement by 40% to 207 locations. Targeting sites with both large energy consumption and waste generation, we undertook 37 waste minimisation audits to generate over 200 action items with potential savings of £1.9 million and paybacks mainly of less than one year. This year we plan to follow up on actions identified and extend the audits to another 20 facilities.

We continued our record of satisfactory regulatory compliance with no environmental incidents, notices or violations reported.

Our ISO 14001 certified sites have increased from five in 1999/2000 to 16 in 2001/02. Our Mexicali site became our second Mexican site to achieve Industria Limpia (Clean Industry) certification, the highest standard awarded by the Mexican Government. In May 2002, we signed a declaration of intent with the Mexican Federal Enforcement Agency for the Environment (PROFEPA) to achieve this standard at all our Mexican facilities within the next three years.

We are confident that we will meet our commitment to make a significant contribution to the reduction of greenhouse gas emissions under the 1997 Kyoto agreement. Our original target – a 10% reduction by 2003/04 in energy and water consumption, hazardous waste generation and volatile organic compound emissions – is being reviewed following the disposal of many manufacturing facilities under our new strategy to ensure that our targets remain appropriate.

Two of our US sites received awards for their health and safety records: APV Goldsboro from the North Carolina Department of Labor and Ranco in Plain City from the Ohio Bureau of Workers Compensation.

Health and safety

Recognising the importance of commitment to excellence in health and safety and sound environmental stewardship, our Chief Executive has assumed responsibility at Board level for these issues and established an Environment, Health and Safety team as a Group support for our operations.

We are developing a system for collecting key health and safety data on a uniform basis across our worldwide businesses. Whilst information is not yet available globally, in the US – which accounts for 32% of our workforce – we track performance every month. Last year, workers' compensation claims in the US reduced by 25% to below 1,500 and costs by 7% to under £4 million ($6 million).

We deeply regret to report a fatality when an experienced employee suffered a severe electrical shock when carrying out tests in a high voltage area at Lambda EMI, New Jersey. We have taken appropriate remedial action and are co-operating fully with the US Occupational Safety and Health Authority.

During the past year, no reports have been received of serious breaches of health and safety regulations. Six sites in the US received notices of minor breaches from the Occupational Safety and Health Authority, with penalties totalling under £7,000 ($10,000). All defects have been rectified.



Regina Hitchery, Senior VP Human Resources and Group Services, in discussion with members of the Invensys European Employees' Forum.



Sheila Peterson of Invensys Foxboro in the pre-school nursery of the new YMCA in Foxboro, built on land donated by Invensys.

Within three days of the public announcement of our new strategy, over 95% of our 73,000 employees at over 400 sites worldwide had received a face-to-face briefing from their managers.

Our employees

Regular and open two-way communication with employees is vital to the success of the new Invensys. CEO Direct, a weekly message from the Chief Executive, is distributed to all employees and is complemented by 'ask.rick', an email channel by which employees can put their questions and concerns directly to Rick Haythornthwaite and receive a personal response.

In December 2001, an employee communications survey was completed by over 24,000 of our employees and we are acting on the findings. Communications skills training is being planned to ensure that employees are kept well informed by their local managers. The communications programme that accompanied the announcement of our new organisation began this process. Prior to the announcement, we gathered senior managers in Washington to explain the new strategy. These people were identified as key links to employees worldwide and worked with over 400 site managers to ensure that all employees received a full explanation of the strategy and its relevance to their roles. All presentation material was translated into ten languages, including a video message from the Chief Executive explaining his vision for the Group's future.

Following the strategy announcement, we began to develop the systems required to align our employees behind our corporate goals. These systems will reward results, foster skills and expertise and ensure that service levels are consistent. They include processes for leadership development, career structure and succession planning, including performance measures and targets for employees.

We continue to give strong support to the Invensys European Employees' Forum which was established in 2000 under the terms of the 1994 European Works Council Directive. This Forum serves as an important channel for debating major issues that affect the well-being of our employees.

In line with our commitment to the highest standards of ethical behaviour, our senior managers are required to report each year on legal and ethical compliance within their business units and the progress made in training and communicating these expectations to employees.

Invensys donated 27 acres of land for the recently completed YMCA facility at Foxboro, Mass, which will provide a wide programme of educational and leisure activities for young people.

Creating stronger communities

The health and well-being of the communities in which we operate are inextricably linked to the long-term success and development of Invensys. During the year we donated £1.6 million to charitable causes in line with our policy of supporting the young, very old, socially disadvantaged, community causes and educational initiatives. Beneficiaries included the Red Cross and The Prince's Trust, which helps young people in the UK to learn new skills and obtain employment. Following September 11, we also matched staff donations to the disaster fund with a Group donation. We are now formalising this as a matching programme to support all employee personal contributions which help the society in which they live and work.

We plan to continue to align our community activities with the nature and geographical spread of our business activities. Our sponsorship of the 'Buildings for the 21st Century' conference in London in December 2001 reflects our intent both to lead and encourage debate on those major community issues facing society where we can make a difference. This conference sought to develop the debate on sustainable urban development and examine the issues surrounding high-rise developments in particular.

BOARD OF DIRECTORS



Rolf Börjesson
Non-executive director
Appointed to the Siebe plc Board in July 1998. Chief Executive and Managing Director of Rexam PLC. Non-executive director of Midway Holding AB and Copenhagen Airports A/S. Formerly Chief Executive of PLM AB. (aged 59)

During the year, member of Audit Committee and Remuneration Committee. On 1 April 2002 appointed Chairman of Remuneration Committee and continuing member of Audit Committee.

Robert P Bauman
Non-executive director
Appointed non-executive director of Invensys plc in February 1999, having been appointed to the Board of BTR plc in 1997 and served as Chairman of BTR plc from May 1998 until its merger with Siebe plc in February 1999. Non-executive director of Morgan Stanley. Formerly Chief Executive of SmithKline Beecham plc and Chairman of British Aerospace plc. (aged 71)

Member of Audit Committee and Nominating Committee.

Richard Haythornthwaite
Chief Executive
Joined the Invensys plc Board in July 2001 and appointed Chief Executive in October 2001. Non-executive director of Cookson Group plc, Imperial Chemical Industries PLC and Lafarge SA. Formerly Chief Executive Officer of Blue Circle Industries plc (until the company was acquired by Lafarge SA) and held senior positions with BP and Premier Oil. (aged 45)

Sir Graham Hearne CBE
Non-executive director
Appointed non-executive director of Invensys plc in February 1999, having joined the BTR plc Board in 1998. Formerly Chairman and previously Chief Executive of Enterprise Oil plc. Chairman of Novar plc and Deputy Chairman of Gallaher Group plc. Non-executive director of N.M. Rothschild & Sons Limited and Seascope Shipping Holdings PLC. (aged 64)

Senior Independent Director. During the year, Chairman of Remuneration Committee and *member of Audit Committee.* On 1 April 2002, appointed Chairman of Audit Committee and continuing member of Remuneration Committee. Member of Nominating Committee from 14 June 2002.

Lord Marshall of Knightsbridge
Chairman
Joined the Siebe plc Board in January 1998 and appointed Chairman in June 1998. Chairman of British Airways Plc and non-executive director of HSBC Holdings plc. Formerly President of the Confederation of British Industry. (aged 68)

Chairman of Nominating Committee.

Larry Farmer
Non-executive director
Appointed non-executive director of Invensys plc in March 2002. Non-executive director of Digital Steps Energy Limited. Formerly Chief Executive and President of Brown & Root Energy Services. (aged 62)

Member of Audit Committee and Remuneration Committee.

Simon Robertson
Non-executive director
Appointed non-executive director of Invensys plc in February 1999, having joined the BTR plc Board in 1997. Managing Director of Goldman Sachs International and President of Goldman Sachs Europe Ltd. Non-executive director of Inchcape plc and Berry Bros. & Rudd Limited. Former Chairman of Kleinwort Benson Group plc. (aged 61)

Kathleen O'Donovan
Chief Financial Officer
Appointed Chief Financial Officer of Invensys plc in February 1999. Joined BTR plc in 1991 as Finance Director. Non-executive director of EMI Group plc and Member of the Court of the Bank of England. Formerly a partner with Ernst & Young. (aged 45)

Sir Philip Beck
Non-executive director
Appointed to the Siebe plc Board in October 1991. Non-executive director of Delta plc and Kitigawa Europe Ltd. Formerly Chairman of Railtrack PLC and Chairman of John Mowlem and Company PLC. (aged 67)

Member of Nominating Committee and Remuneration Committee.

Principles
The Board is committed to the highest standards of corporate governance. Throughout the year, Invensys has been in full compliance with the provisions of the Combined Code appended to the Listing Rules of the UK Listing Authority ('the Code') and the following describes how the Principles set out in the Code have been applied.

The Board
The Board currently has nine members, comprising seven non-executive directors, including the Chairman, and two executive directors. There is a clear division of responsibility between the Chairman and the Chief Executive which ensures that there is a balance of power and authority. All the non-executive directors are regarded as independent. Sir Graham Hearne is the Senior Independent Director. The biographies of all the directors are presented on page 17. As can be seen, they have a wide range of international business and financial experience relevant to the direction of a large global company.

Although all the directors have an equal responsibility for the performance of Invensys, the role of the non-executive directors is particularly important in ensuring that the strategies proposed by the executive management are fully discussed and rigorously examined and take account of the long-term interests, not only of the shareholders, but also of employees, customers, suppliers and the many communities in which Invensys conducts business.

The Board meets at least eight times during the course of the year with additional meetings convened as necessary; in the course of the year under review, the Board met on 13 occasions, including two strategy meetings. There is a formal schedule of matters reserved for the decision of the Board and the terms of reference of the Board and its committees are regularly reviewed. To enable the Board to perform its duties, all directors have full and timely access to all relevant information and to the services of the Company Secretary. Each director is required to retire by rotation no later than the third annual general meeting following his or her appointment or re-appointment.

The Board Committees
The Board has three standing committees:

The Nominating Committee is responsible for monitoring the performance of directors, ensuring appropriate training of individual directors and/or the Board as a whole and making recommendations to the Board for the appointment or re-appointment and removal of directors. It has four non-executive members: Lord Marshall (who chairs the Committee), Mr Robert Bauman and Sir Philip Beck, who served during the year, and Sir Graham Hearne, who was appointed on 14 June 2002.

The Audit Committee is composed of four independent non-executive directors: Sir Graham Hearne (who was appointed Chairman of the Committee on 1 April 2002), Mr Robert Bauman, Mr Rolf Börjesson and Mr Larry Farmer (appointed 1 March 2002). Mr Hugh Collum served as Chairman of the Committee during the year under review until 31 March 2002, when he stepped down from the Board. It meets at least three times a year to review published financial information, and the effectiveness of external and internal audit and the Group's internal controls and risk management procedures. The Chief Executive, the Chief Financial Officer and the external auditors normally attend the meetings and there is a meeting at least once a year between the Committee and the external auditors at which management is not present. This is particularly valuable in providing a direct line of communication between the external auditors and the non-executive directors.

The Committee reviews the work undertaken by the external auditors going beyond the scope of the audit itself to ensure that the independence of the auditors is not impaired. The review covers the nature of the work, the method of appointment and the fees paid.

In addition to these procedures, the directors and Audit Committee review specific areas of work carried out by Ernst & Young LLP, which generally fall into either of the following categories:

- Audit and assurance – this includes work that in their role as auditors they are best placed to undertake. This comprises formal reporting and other work related to borrowings, shareholder and other circulars, various regulatory reports and work in respect of acquisitions and disposals.
- Taxation – the auditors are used in cases where they are best suited, such as tax provision and statutory work. Other significant tax advisory projects are put out to competitive tender.

All significant management consulting projects are put out to competitive tender. In 2000 Ernst & Young disposed of its management consulting business and as a result our auditors do not carry out such work for the Group. The auditors also report to the directors and the Audit Committee on the actions they take to comply with all the appropriate professional and regulatory requirements designed to ensure their independence.

The Audit Committee also reviews the work undertaken by the Risk Committee that is described in more detail in the section of this report dealing with internal control.

The Remuneration Committee comprises three independent non-executive directors: Mr Rolf Börjesson (Chairman of the Committee from 1 April 2002), Sir Philip Beck and Mr Larry Farmer (appointed 1 March 2002). Sir Graham Hearne served as Chairman of the Committee during the year under review until 31 March 2002, when he became Chairman of the Audit Committee. The role and responsibilities of the Committee are described in the Board's remuneration report on pages 21 to 24.

Communication with shareholders
Communication with all shareholders is given a high priority and a number of means is used to promote greater understanding and dialogue with investment audiences. These are reviewed with the Board and audited through independent research.

The summary financial statement provides shareholders with the material information concerning Invensys in a form more readily assimilated than the full annual report and accounts. Shareholders can also request the full report. At the half year an interim report is published. All of these documents are available online through the Invensys website, www.invensys.com, together with details of all announcements, analyst presentations and share price information.

During the year, shareholders are kept informed of the progress of the Company through trading statements and other announcements of significant developments that are released through the London Stock Exchange and other news services. There is regular dialogue with institutional shareholders and participation in sector conferences. Shareholders can also raise questions directly with the Company at any time of the year through a facility on the website.

Additionally, there is an opportunity at the annual general meeting for individual shareholders to question the Chairman and the chairmen of the Audit, Remuneration and Nominating Committees. Last year, Sir Graham Hearne, the current Chairman of the Audit Committee, deputised in this role for his predecessor who was unable to attend the meeting. The report and accounts are sent to shareholders at least 20 working days prior to the annual general meeting.

During the year, Invensys was pleased to be voted 'Best Company Investor Relations by Sector' in the Investor Relations Magazine Awards, held in association with the Financial Times.

Internal control

In accordance with the Guidance for Directors on Internal Control, the Board reports on its reviews of internal control which include consideration of the effectiveness of identification, evaluation and management of all significant risks affecting Invensys.

The Board has ultimate responsibility for the system of internal control. Each division is individually accountable to the Chief Executive and is managed by a Chief Operating Officer who, with its senior management team, provides day-to-day control over the division's operations within the strategic guidelines and delegated authorities adopted by the Board.

The internal control system is designed to meet the Group's particular needs and the risks to which it is exposed; but it should be appreciated that, however effective a system of internal control is, it can provide only reasonable and not absolute assurance against material misstatement or loss. In the following paragraphs the directors consider the key components of the Group's system of internal control and the process by which they have reviewed the effectiveness of such controls.

Overall strategy on risk and control – The Risk Committee comprises the Chief Financial Officer (who chairs the committee), the Chief Executive, the Vice President Finance – Invensys Inc., the General Counsel, the Deputy Chief Financial Officer, the Vice President Risk Management, the Director of Internal Audit and the Company Secretary. Its principal purpose is to provide further assurance to the Audit Committee and the Board. During the year, its activities have included reviewing the Group's risk framework and its monitoring functions and assessing all major risks together with their related risk management responses and, where appropriate, corrective programmes. The Risk Management Strategy is established and monitored by the Board with the objective of setting clear guidelines in relation to the levels of retained risk acceptable to the Group. Procedures for the Group-wide assessment of all business risks are subject to continuous review, monitoring and improvement.

Risk management – The internal risk management function reports to the Chief Financial Officer and is responsible for assessing the Group's exposure to risk in such areas as product liability and making appropriate policy recommendations to the Board and monitoring compliance with policies adopted by the Board. Responsibility for health, safety, the environment and property rests with the Senior VP, Human Resources and Group Services, who reports to the the Chief Executive. More details regarding this area are included on pages 14 to 16. The legal function, which reports to the Chief Executive, also monitors and acts on specific legal issues, legal claims and litigation.

Operating controls – Controls are detailed in formal procedures, instructions and manuals and compliance is verified by the Group's internal auditors and (to the extent necessary to form their opinion on the truth and fairness of the annual accounts) by the external auditors. Senior managers are required annually to certify compliance with the Group's financial and operational procedures and controls, including environmental and health and safety matters, and in relation to compliance with the Group's legal and ethical conduct policy.

Internal audit – The scope of the internal audit function encompasses the examination and evaluation of the adequacy and effectiveness of the Group's system of internal financial control and the assurance that certain performance criteria have been met. The function reports to the Audit Committee and the Board.

Audit Committee and Board review of internal control – The Audit Committee reviews reports from executive management, the Risk Committee, internal and external auditors to obtain reasonable assurance that appropriate control procedures are in place and being adhered to and reports on all these matters to the Board. In the Board's view the information that it has received throughout the year and the procedural framework that is in place are sufficient to enable it to review the effectiveness of the Group's system of internal control in accordance with the Guidance for Directors on Internal Control.

Sustainability and social, environmental and ethical matters

The Board attaches high importance to sustainable development and the Invensys Intent that is the foundation of our corporate behaviour as described on pages 14 to 16. The risks inherent in these matters are assessed as part of the Group's overall risk management processes. Accordingly, the Board, through the Audit and Risk Committees, receives regular information and reports to enable it to make appropriate assessments in these areas. Performance management, incentivisation and training procedures are being continuously developed so as to reflect more fully the Invensys Intent. The processes required to achieve appropriate assurance and verification across all aspects of these matters are not fully developed but it is the policy of Invensys that over time its success in meeting all the elements of the Invensys Intent should be measurable and transparent.

SUMMARY DIRECTORS' REPORT

The full directors' report is set out on pages 37 and 38 of the Group's annual report and accounts.

Activities and review for the year
The principal activities and review for the year are summarised within pages 2 to 7.

Dividends
The directors recommend that a final dividend of 1.0p (2001 5.2p) per ordinary share be paid, subject to approval by shareholders, on 11 September 2002 to shareholders on the register on 19 July 2002. This, together with the interim dividend of 1.0p paid on 5 March 2002, makes a total for the year of 2.0p (2001 7.7p). The Company offers a dividend reinvestment plan in lieu of the cash dividend and shareholders should refer to the back cover for further details.

Board of directors
The current directors of the Company and their biographical details are given on page 17. A statement of their remuneration and interests in the ordinary shares of the Company are set out in the remuneration report on pages 23 and 24. Mr A M Yurko and Mr H R Collum resigned from the Board of directors on 31 January 2002 and 31 March 2002 respectively, and Mr R N Haythornthwaite, Mr L E Farmer and Mr P Scaroni joined the Board on 25 July 2001, 1 March 2002 and 1 May 2002 respectively. Mr Scaroni stepped down on 14 June 2002 following his move to Italy to become Chief Executive of Enel. Mr R P Bauman will retire from the Board at the annual general meeting in July 2002. Mr Haythornthwaite was appointed Chief Executive on 1 October 2001. All other directors served throughout the year.

In accordance with the Articles of Association, Ms K A O'Donovan retires by rotation and, being eligible, offers herself for re-election at the annual general meeting. In addition, Mr Haythornthwaite and Mr Farmer, who were appointed during the year, retire in accordance with the Articles of Association and offer themselves for election at the annual general meeting.

Ms O'Donovan and Mr Haythornthwaite both have service contracts and details of these are given on page 22. Mr Farmer is a non-executive director and does not have a service contract.

Substantial shareholders
As at 14 June 2002 the Company had been notified of the following interests in its ordinary shares:

Name	Number of ordinary shares	% of issued share capital
Brandes Investments Partners, LP	519,434,089	14.84
CGNU plc	142,506,595	4.07

Employee policy and development
The Group seeks to ensure that fair consideration is given to applications for employment received from disabled persons and to ensure continued employment, training and advancement where possible of employees who are, or become, temporarily or permanently disabled. The Company also recognises the need to provide information on matters of concern to employees and, to satisfy that need, the Company provides employees with published financial and economic information through its consultative procedures.

General information
Group donations to charities and community causes worldwide were £1.6 million (2001 £1.2 million) with UK charities receiving £0.4 million (2001 £0.4 million). No donations were made to political parties (2001 £nil). The Group carries out research and development in support of its activities. During the year expenditure on the development of new products and processes amounted to £265 million (2001 £283 million).

Auditors
Ernst & Young, who on 28 June 2001 became a limited liability partnership known as Ernst & Young LLP, have expressed their willingness to continue in office as auditors and resolutions proposing their reappointment and to authorise the directors to determine their remuneration will be proposed at the forthcoming annual general meeting.

Annual general meeting
The annual general meeting of the Company will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Wednesday 24 July 2002 at 10.30am. The separate circular including the notice of meeting sent to all shareholders gives full details of the meeting and the resolutions to be proposed.

By order of the Board
J R W Clayton
Company Secretary
14 June 2002

This report is presented to shareholders by the Board and sets out the Board's remuneration policy and details of the remuneration of each director. The Remuneration Committee ('the Committee') is responsible for developing policy on executive remuneration and for approving the remuneration packages of individual executive directors and other senior executives. Sir Graham Hearne was chairman of the Committee until 31 March 2002 when he was succeeded by Mr R L Börjesson. The other members of the Committee during the period were Sir Philip Beck, Mr H R Collum (until 31 March 2002) and Mr L E Farmer (appointed 1 March 2002). They are all independent non-executive directors. The Chief Executive and other directors and senior management may also attend by invitation of the Committee chairman. No director is involved in deciding his or her own remuneration.

The Committee has access to both internal and external professional advisers (appointed by itself) as required.

REMUNERATION POLICY

It is the objective of the remuneration policy to provide a remuneration package which is competitive and performance-linked whilst attracting, motivating and retaining the highest calibre executive directors and senior executives. The Committee has established a remuneration package applicable to the Group as a whole, which takes into account the specific requirements of the business, such as the international spread of the business, the remuneration applicable at other levels within the Group, remuneration surveys, advice from independent remuneration consultants and human resources professionals and the knowledge and judgement of its members. The main components of the remuneration package are as follows:

1 SALARY AND BENEFITS

The Committee determines the level of salary for each executive director and other senior executives annually. Base salaries are set at a level to take account of personal performance and salaries in comparable companies. In establishing individual levels the Committee is conscious that it should pay no more than is necessary to retain the executive whilst ensuring business objectives are fulfilled. There is no automatic adjustment in respect of inflation.

2 ANNUAL INCENTIVE PLAN

The main objectives of the Annual Incentive Plan ('the Plan') for the executive directors and other executives are to encourage executives to achieve defined financial objectives and focus on the most important measures of business success whilst rewarding them for outstanding performance. In this way the Plan seeks to align the interests of shareholders and those participating in the Plan. In designing the Plan the Committee has followed the provisions set out in Schedule A to the Combined Code appended to the Listing Rules of the UK Listing Authority.

For the year ended 31 March 2002, two principal targets were put in place focused on profit and cash flow. Having regard to the Company's overall performance against these targets, Ms K A O'Donovan has waived her entitlement to receive a bonus. Mr R N Haythornthwaite received a bonus of £150,000, 25% of salary, as provided for this year only in his service contract.

For the forthcoming year 2002/03, the performance targets have been set to reflect profit and cash flow targets and a number of measurable operational targets reflecting the key areas of targeted performance improvement. For the executive directors, achievement of all targets would produce a payment of 50% of annual base salary and the maximum bonus achievable in respect of performance in excess of targets is 100% of annual base salary. Similar principles are applied to other eligible executives and variations may be applied in the case of exceptional performance or circumstances.

It is proposed that a Deferred Share Bonus Plan will be introduced as described in the notice of annual general meeting with the objective of aligning further the annual performance with long-term Company performance. The Committee will determine an appropriate and stretching performance target for the matching shares.

3 SHARE SCHEMES

(i) Executive Share Option Scheme

The Company operates a discretionary share option scheme ('the 1998 Scheme') under which options over the Company's ordinary shares may be granted each year to executive directors and other executives at multiples of salary which reflect the prevailing market practice in the relevant country. When options were granted during the year under review, the salary multiple applied at that time for executive directors and senior executives was between 1.0 and 2.1 times annual salary. No options are granted at a discount and all options are subject to stretching performance conditions on exercise as determined by the Committee at the time of grant. The performance condition for the year under review was for the Company's earnings per share to out-perform the Retail Price Index by at least 12% in the three years after grant of the option, or by 16% in the four years after the grant of the option or by 20% in the five years after the grant of the option, failing which the option will lapse. The Committee will continue to set appropriate and stretching performance targets depending on the specific demands of the business and the operating environment. It is the Company's policy to extend participation in the 1998 Scheme to overseas executives on terms as close as practicable to those applicable in the UK. Participation has been extended to executives in over 30 countries.

(ii) Savings Related Share Option Scheme ('SRSOS')

The Company has an established SRSOS that operates in the UK, together with a related international SRSOS that operates in over 20 overseas countries. It is based on a three, five or seven year savings plan and offered to eligible full and part-time employees. Options may be granted at a 20% discount to the market price of the Company's shares immediately preceding the date of invitation. Executive directors are eligible to participate in the SRSOS.

(iii) New Employee Share Ownership Plans

Authority has been given by shareholders for the Company to introduce a new Employee Share Ownership Plan in the UK and other countries and also a new Employee Stock Purchase Plan in the US with the objective of promoting wider long-term share ownership among employees. The form of implementation of such plans in the most effective manner across the worldwide Group remains under review.

(iv) Long Term Incentive Plan ('LTIP')

Following approval by shareholders at last year's annual general meeting the LTIP is now permitted to be operated alongside the 1998 Scheme although to date, it has only been used on recruitment for two senior executives (including one executive director). Given the diverse range of countries in which the Group operates, it is considered that the Company requires the flexibility to use both options and other share plans as appropriate. Under the LTIP, awards have been made subject to a Total Shareholder Return ('TSR') performance condition. The current TSR condition measures the variance in the price of Invensys shares plus the value of reinvested net dividend payments over a three year period and ranks the calculation against the TSR of a group of global comparator companies. In addition, the Committee must determine that the underlying performance of the Company is satisfactory. The Company's TSR must rank at median position for 50% of an award to vest (subject to a two year retention period), rising to all of the shares vesting if the upper quartile position is achieved. Intermediate awards between the quartiles are assessed on a straight-line basis. If at least the median position is not achieved, the whole award lapses. The level of awards to executive directors and senior executives is determined by the Committee according to the prevailing market practice in the relevant country. The Committee currently considers awards based upon a salary multiple of up to 2.0 times although grants to date have not exceeded 0.5 times salary. If an individual is being considered for a grant of options and an award of shares in the same year, the current limit applicable to each plan is reduced proportionately in order to set an overall maximum limit. The LTIP awards to date have been no more than 25% of the combined face value under the 1998 Scheme and the LTIP.

4 SHAREHOLDING

It is the Committee's desire that executive directors be encouraged to build over time a shareholding of Invensys shares of value of at least one times salary.

5 PENSIONS

Pension and life assurance benefits for executive directors and senior executives reflect practice in the country and business sector in which they perform their principal duties. These benefits are provided through tax approved schemes in the country in which they reside and where the appropriate level of benefits cannot be provided through the appropriate tax approved scheme, the excess pension liabilities are accrued in the accounts and the appropriate pension will be paid by the Group when it falls due. Details of the executive directors' individual pension arrangements are set out on page 24.

6 OTHER BENEFITS

Other benefits provided for executive directors and senior executives also reflect practice in the country and business sector in which they perform their principal duties. The principal additional benefits for executive directors are the provision of a company car and health care.

7 SERVICE CONTRACTS

The service contracts of all current executive directors provide for termination on one year's notice. The contracts also contain a provision explicitly dealing with compensation (based on the value of twelve months' remuneration and other benefits) if the Company terminates the contract (other than for cause) or there is a material adverse change in role, responsibilities or remuneration. Subject to that provision, in the event of contractual termination, the Company's policy is to minimise payments according to the contractual obligations of the parties including appropriate mitigation, having regard to the cause of termination.

8 NON-EXECUTIVE DIRECTORS

Fees for non-executive directors other than the Chairman are determined by a committee of the Board comprising the Chairman and the executive directors, subject to the limits set out in the Articles of Association. The Chairman's fees are set by a committee comprising the Senior Independent Director as chairman of the committee, two other non-executive directors and the Chief Executive. The basic fees for a non-executive director have been fixed at £28,000 per annum. An additional fee of £5,000 is payable to the chairmen of the Audit and Remuneration Committees and all members of the Board's standing committees receive a fee of £750 for each meeting attended. The fees of each non-executive director for the year are set out in the table on page 23. The Chairman and other non-executive directors do not have service contracts. They are appointed for fixed terms, not exceeding three years and do not participate in any bonus plan or any of the Group's share option schemes or the LTIP. Any director aged 70 or over is required to be re-elected each year.

9 EXTERNAL DIRECTORSHIPS

The executive directors are encouraged to hold non-executive directorships in other companies in order to broaden their experience for the benefit of the Company. Such appointments are subject to approval by the Board and the director may retain any fees paid in respect of such directorships.

ANNUAL GENERAL MEETING

Proposals will be put to the annual general meeting in relation to approval of the implementation of a new Deferred Share Bonus Plan and the removal of certain limits from a number of the Company's share option schemes. In accordance with good corporate governance and new legislation proposed by the Department of Trade and Industry, the Board will put the remuneration report to the annual general meeting for approval. Further details are set out in the notice of annual general meeting sent to shareholders and include the Remuneration Committee's proposals for the future operation of the new plan and the existing share schemes.

DIRECTORS' REMUNERATION

Directors' remuneration for the year ended 31 March 2002 was as follows:

Current directors:	Note	Salary/Fees £	Benefits £	Supplementary pension payment £	Bonuses £	Total 2002 £	Total 2001 £
R P Bauman	1	36,250	–	–	–	36,250	31,000
Sir Philip Beck	1	43,750	–	–	–	43,750	32,500
R L Börjesson		30,250	–	–	–	30,250	30,250
L E Farmer		3,833	–	–	–	3,833	–
R N Haythornthwaite	2,3	350,000	19,276	126,000	150,000	645,276	–
Sir Graham Hearne		39,750	–	–	–	39,750	37,500
Lord Marshall		250,000	–	–	–	250,000	250,000
K A O'Donovan	4	424,000	31,761	–	–	455,761	454,686
S M Robertson		28,000	–	–	–	28,000	28,000
Former directors:							
H R Collum	5	37,500	–	–	–	37,500	38,250
J F Mueller	6	–	–	–	–	–	566,063
A M Yurko	6	684,583	43,404	–	–	727,987	869,652
						2,298,357	2,337,901

Notes

1 The fees of R P Bauman and Sir Philip Beck include fees paid in respect of committee meetings attended in previous periods.

2 The emoluments disclosed relate to the period from 1 September 2001 when R N Haythornthwaite commenced full-time duties for the Company.

3 R N Haythornthwaite has agreed to receive a supplementary pension payment in lieu of certain benefits being based on final salary as set out in note 4 following the table headed Directors' Pensions on page 24.

4 K A O'Donovan has waived her entitlement to receive a bonus of £106,000.

5 H R Collum resigned from the Board of directors with effect from 31 March 2002.

6 The emoluments of the highest paid director, A M Yurko, excluding pension benefits, were £727,987 (2001 £869,652). He resigned from his employment with the Company with effect from 31 January 2002 and accordingly received no compensation in relation to the termination of his service contract. After leaving employment he elected, in accordance with his pension entitlements, to receive a reduced pension with effect from 1 April 2002 and further elected that his entire accrued pension benefits that he was entitled to receive from the Company as set out on page 24 be commuted to a single cash payment of £4,352,000, which was paid in April 2002. As described in last year's remuneration report, J F Mueller, who ceased to be a director on 31 December 2000, received compensation in the year ended 31 March 2001 under his service contract in respect of salary and other benefits totalling £1,083,685 and an amount of £2,104,054 in commutation of his Company pension entitlements.

DIRECTORS' INTERESTS

The interests of the directors in the ordinary shares of the Company are as set out below (excluding awards under the LTIP):

		At 31 March 2002		At 31 March 2001 (or at date of appointment if later)	
	Note	Ordinary shares	Share options	Ordinary shares	Share options
R P Bauman		288,486	–	288,486	–
Sir Philip Beck		48,196	–	48,196	–
R L Börjesson		15,000	–	15,000	–
H R Collum	2	23,731	–	23,731	–
L E Farmer	3	–	–	–	–
R N Haythornthwaite		200,000	912,132	100,000	893,744
Sir Graham Hearne		2,665	–	2,665	–
Lord Marshall		23,323	–	21,615	–
K A O'Donovan		75,940	1,550,372	75,940	951,797
S M Robertson		2,165	–	2,165	–

Notes

1 The market price of the ordinary shares of the Company at 31 March 2002 was 124p (2001 134p) and the range during the year was 33.25p to 153.25p.

2 All interests referred to are beneficial other than 20,000 ordinary shares held by H R Collum (who retired on 31 March 2002) which are non-beneficial.

3 There have been no changes in the interests of directors between 31 March 2002 and 14 June 2002, other than the purchase of 2,000 ordinary shares by L E Farmer on 31 May 2002.

SHARE OPTIONS AND LONG TERM INCENTIVE PLAN AWARDS

Details of options in respect of the Company's ordinary shares granted, exercised or lapsed during the year for individual directors are set out below:

	Note	At 31 March 2001 (or at date of appointment if later)	Granted	Exercise price per share options granted p	Lapsed	At 31 March 2002 (or at date of cessation)	Weighted average exercise price above 124p	Weighted average exercise price below 124p	Exercise dates
R N Haythornthwaite	1	893,744	18,388	90.0	–	912,132	–	100.5	Jul 04 to Jul 11
K A O'Donovan		951,797	600,000	145.25	1,425	1,550,372	258.0	–	Sep 95 to Jun 11
A M Yurko		2,933,168	1,100,000	145.25	–	4,033,168	203.0	–	Dec 96 to Dec 04

Notes

1 On 25 July 2001, R N Haythornthwaite was granted executive share options over 893,744 shares at an exercise price of 100.7p. On the same date he was granted a conditional award of 254,049 ordinary shares under the LTIP subject to the performance conditions described in the remuneration report on page 22.

2 No options were exercised by directors during the years ended 31 March 2001 and 31 March 2002.

3 Full details of directors' shareholdings, options and LTIP awards are contained in the Register of Directors' Interests which is kept by the Company and is open to inspection in accordance with the provisions of the Companies Act 1985.

DIRECTORS' PENSIONS

Executive directors participate in defined pension arrangements sponsored by the Company. These schemes provide benefits based on earnings at or near retirement and are part externally funded and part reserved for within the Company.

The following table shows the compulsory members' contributions, the increase in accrued entitlement during the year and the accrued entitlement at the end of the year:

	Note	Age as at 31 March 2002	Members' contributions during the year £	Additional pension earned during the year in excess of inflation £ per annum	Accrued entitlement at year ended 31 March 2002 £ per annum (or at date of cessation)	Accrued entitlement at year ended 31 March 2001 £ per annum
R N Haythornthwaite	4	45	–	2,178	2,178	–
K A O'Donovan		44	–	20,130	128,373	106,434
A M Yurko	5	50	–	32,225	329,979	292,777

Notes

1 All benefits are due at age 60.

2 Pensions in payment are guaranteed to increase by the level of inflation subject to a minimum increase of 3% per annum and a maximum increase of 5% per annum.

3 For death before retirement a spouse's pension of two-thirds of the member's prospective pension is payable, if applicable, plus a capital sum of four times the member's salary. For death after retirement a spouse's pension of two-thirds of the member's pension is payable plus the balance of a five year guarantee if applicable. In the event of death after leaving service but before commencement of pension, a spouse's pension of two-thirds of the accrued preserved pension is payable plus a capital sum of five times the accrued preserved pension. In all circumstances children's allowances are also payable if applicable.

4 The benefits shown for R N Haythornthwaite relate to his participation in the approved pension scheme up to the Inland Revenue earnings limit. With respect to his earnings above that limit, a separate contractual arrangement has been implemented so that, in lieu of the pension benefits related to those earnings to which he was originally entitled under his contract (a funded, unapproved final salary arrangement consistent with that provided by his former employer), the Company will each year make additional payments in part by way of funding an unapproved money purchase scheme and in part as supplementary payments to the director himself. Unlike the original contractual arrangement, under this new arrangement, the liability for the Company is capped. For the period up to 31 March 2002, the payments made by the Company, which are equivalent to the accumulated pension benefits forgone in entering into this arrangement, were as follows: £189,000 to the money purchase scheme plus the supplementary pension payment as set out in the table headed Directors' Remuneration on page 23.

5 A M Yurko ceased to be employed on 31 January 2002. In accordance with his pension entitlements, he elected to receive a reduced pension commencing with effect from 1 April 2002 to be provided in part from the Invensys Pension Scheme (£29,692 per annum) and the balance from the Company (£186,558 per annum). In accordance with the terms of his service contract, his pension benefits payable by the Company were commuted into a single lump sum payment as set out in note 6 following the table headed Directors' Remuneration on page 23.

SUMMARY FINANCIAL STATEMENT FOR THE YEAR ENDED 31 MARCH 2002

Important note
This summary financial statement, which comprises the summary directors' report on page 20 and the financial information on pages 26 to 29, is a summary of the information in the directors' report and accounts of Invensys plc. It does not contain sufficient information to allow a full understanding of the results of the Group and state of affairs of the Company or of the Group. For further information, the full annual accounts, the auditor's report on those accounts, and the directors' report should be consulted. Copies of the full annual report and accounts for 2002 are available, free of charge, from the Company Secretary, Invensys plc, Carlisle Place, London SW1P 1BX.

The auditors have reported on the full annual accounts, their report was not qualified and did not contain statements under section 237(2) or 237(3) of the Companies Act 1985.

STATEMENT OF THE INDEPENDENT AUDITORS TO THE SHAREHOLDERS OF INVENSYS PLC (PURSUANT TO SECTION 251 OF THE COMPANIES ACT 1985)

Auditors' statement to the shareholders of Invensys plc
We have examined the summary financial statement set out on page 25 and pages 26 to 29.

Respective responsibilities of directors and auditors
The summary financial statement is the responsibility of the directors. Our responsibility is to report to you our opinion on its consistency with the full accounts and directors' report and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We have also read the other information contained in this document and have considered the implications for our report if we became aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion
We conducted our examination in accordance with Bulletin 1999/6 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the summary financial statement is consistent with the full accounts and directors' report of Invensys plc for the year ended 31 March 2002 and complies with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

Ernst & Young LLP
Registered Auditor
London
14 June 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 March	2002 £m	2001 (restated) £m
Turnover		
Existing operations	5,731	6,338
Acquisitions	25	–
Ongoing operations	5,756	6,338
Disposal group	260	324
Total continuing operations	6,016	6,662
Discontinued operations	956	1,201
	6,972	7,863
Operating profit before exceptional items and goodwill amortisation		
Existing operations	471	817
Acquisitions	–	–
Ongoing operations	471	817
Disposal group	(14)	(6)
Total continuing operations	457	811
Discontinued operations	92	123
	549	934
Operating exceptional items		
Restructuring costs	(223)	(292)
Market related write downs	(76)	–
	(299)	(292)
Operating profit before goodwill amortisation	250	642
Goodwill amortisation	(124)	(98)
Operating profit	126	544
Share of operating profits/(losses) of associated undertakings		
Discontinued operations	2	(5)
Total operating profit		
Continuing operations*	36	440
Discontinued operations	92	99
	128	539
Corporate exceptional items		
Fundamental reorganisation costs	(172)	–
Costs of closure	(45)	(24)
Loss on sale of fixed assets	(34)	(12)
Loss on disposal of operations	(565)	(126)
(Loss)/profit on ordinary activities before interest and taxation	(688)	377
Net interest payable and similar charges	(170)	(227)
(Loss)/profit on ordinary activities before taxation	(858)	150
Tax on profit on ordinary activities	(9)	(74)
(Loss)/profit on ordinary activities after taxation	(867)	76
Minority interests – equity	(2)	(6)
(Loss)/profit for the financial year	(869)	70
Dividends	(70)	(268)
Retained loss for the financial year	(939)	(198)
(Loss)/earnings per share (basic)	(24.8)p	2.0p
Earnings per share (total Group, before exceptional items and goodwill amortisation)	7.7p	13.7p
Diluted (loss)/earnings per share	(24.8)p	2.0p

* Including acquisitions in the year ended 31 March 2002 with operating profit (before operating exceptional items and goodwill amortisation) of £nil, restructuring costs of £nil, market related write downs of £nil and goodwill amortisation of £1 million.

CONSOLIDATED BALANCE SHEET

At 31 March	2002 £m	2001 (restated) £m
Fixed assets		
Intangible assets	1,512	1,635
Tangible assets	1,515	2,103
Investments in associated undertakings	14	20
Other investments	59	47
	3,100	3,805
Current assets		
Stocks	824	1,213
Debtors: amounts falling due within one year	1,490	2,160
Debtors: amounts falling due after more than one year	510	435
Investments	33	48
Cash and short-term deposits	506	382
	3,363	4,238
Creditors: amounts falling due within one year		
Short-term borrowings	(1,066)	(2,032)
Other creditors	(1,748)	(2,542)
	(2,814)	(4,574)
Net current assets/(liabilities)	549	(336)
Total assets less current liabilities	3,649	3,469
Creditors: amounts falling due after more than one year		
Long-term borrowings	(2,456)	(1,568)
Other creditors	(117)	(125)
	(2,573)	(1,693)
Provisions for liabilities and charges	(686)	(827)
	390	949
Capital and reserves		
Called up share capital	875	875
Share premium account	15	15
Capital redemption reserve	83	83
Capital reserve	210	202
Exchange variation reserve	(417)	(391)
Profit and loss account	(622)	(96)
Shareholders' funds – equity	144	688
Minority interests – including non-equity	246	261
	390	949

The summary financial statement on page 25 and pages 26 to 29 was approved by the directors on 14 June 2002 and is signed on their behalf by:

Lord Marshall of Knightsbridge
Chairman

R N Haythornthwaite
Chief Executive

K A O'Donovan
Chief Financial Officer

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 March	2002 £m	2001 £m
Net cash inflow from operating activities	536	323
Returns on investments and servicing of finance	(170)	(218)
Taxation	(43)	(135)
Capital expenditure and financial investment	(129)	(241)
Acquisitions and disposals	209	(293)
Equity dividends paid	(217)	(268)
Cash inflow/(outflow) before use of liquid resources and financing	186	(832)
Management of liquid resources	(104)	257
Financing		
Issue of ordinary shares	–	4
Increase in debt	–	605
Increase in cash in year	82	34

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

For the year ended 31 March	2002 £m	2001 £m
Increase in cash in year	82	34
Cash inflow from increase in debt	–	(605)
Cash outflow/(inflow) from increase/(decrease) in liquid resources	104	(257)
Change in net debt resulting from cash flows	186	(828)
Short-term deposits, loans and finance leases acquired/divested in respect of the acquisition/disposal of subsidiary undertakings	2	(62)
New finance leases	(1)	(2)
Exchange movements	15	(194)
Movement in net debt in year	202	(1,086)
Net debt at beginning of year	(3,218)	(2,132)
Net debt at end of year	(3,016)	(3,218)

SEGMENTAL ANALYSIS

	Turnover 2002 £m	Turnover 2001 £m	Profit before interest and tax 2002 £m	Profit before interest and tax 2001 £m	Net operating assets 2002 £m	Net operating assets 2001 (restated) £m
Business division						
Software Systems	1,380	1,326	10	43	286	315
Automation Systems	1,251	1,343	170	212	468	593
Control Systems	2,228	2,320	289	380	1,002	1,067
Power Systems	897	1,349	2	182	358	491
Ongoing operations	5,756	6,338	471	817	2,114	2,466
Disposal group	260	324	(14)	(6)	25	128
Total continuing operations	6,016	6,662	457	811	2,139	2,594
Discontinued operations	956	1,201	92	123	211	632
	6,972	7,863	549	934	2,350	3,226
Operating exceptional items			(299)	(292)		
Goodwill amortisation			(124)	(98)		
Share of operating profits/(losses) of associated undertakings			2	(5)		
Corporate exceptional items			(816)	(162)		
(Loss)/profit on ordinary activities before interest and taxation			(688)	377		
Geographical analysis by origin						
United Kingdom	461	494	40	51	110	169
Rest of Europe	1,174	1,183	101	130	226	184
North America	3,263	3,636	292	488	1,295	1,579
South America	165	213	9	31	86	116
Asia Pacific	641	778	28	115	387	409
Africa and Middle East	52	34	1	2	10	9
Ongoing operations	5,756	6,338	471	817	2,114	2,466
Disposal group	260	324	(14)	(6)	25	128
Discontinued operations	956	1,201	92	123	211	632
	6,972	7,863	549	934	2,350	3,226
Operating exceptional items			(299)	(292)		
Goodwill amortisation			(124)	(98)		
Share of operating profits/(losses) of associated undertakings			2	(5)		
Corporate exceptional items			(816)	(162)		
(Loss)/profit on ordinary activities before interest and taxation			(688)	377		
Borrowings					(3,522)	(3,600)
Cash and short-term deposits					506	382
Deferred tax					(177)	(214)
Taxation					(244)	(298)
Dividends					(35)	(182)
Goodwill					1,512	1,635
Net assets per consolidated balance sheet					390	949

	Turnover 2002 £m	Turnover 2001 £m
Geographical analysis of sales by destination		
United Kingdom	450	470
Rest of Europe	1,205	1,251
North America	3,042	3,374
South America	218	267
Asia Pacific	715	866
Africa and Middle East	126	110
Ongoing operations	5,756	6,338
Disposal group	260	324
Discontinued operations	956	1,201
	6,972	7,863

For the year ended 31 March 2002 the share of profits of associated undertakings in ongoing operations is £nil (2001 £nil).

SHAREHOLDER INFORMATION

Registered office
Invensys plc
Invensys House
Carlisle Place
London SW1P 1BX
Telephone +44 (0)20 7834 3848
Facsimile +44 (0)20 7834 3879

Registered in England and Wales number 166023
Visit our website at www.invensys.com

Stock Exchange listing
The Company's ordinary shares are listed on the London Stock Exchange.

American Depositary Receipts (ADRs)
The Company has a sponsored Level 1 ADR programme for which The Bank of New York acts as Depositary. Each ADR represents two (2) ordinary shares of the Company. The ADRs trade on the Over-The-Counter (OTC) market under symbol IVNSY. For enquiries, The Bank of New York can be contacted by telephone on: +1 610 312 5315 or 1-888-BNY-ADRS (toll-free for US residents only) or by e-mail at shareowner-svcs@bankofny.com. Further information is also available at http://www.adrbny.com.

Registrars
The Company's registrar is:
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone +44 (0)870 600 3963
Facsimile +44 (0)870 600 3980

For all shareholder enquiries and changes of name and address, please contact Lloyds TSB Registrars direct.

Electronic communications
Shareholders can also view up-to-date information about their shareholding and register to receive future electronic communications from the Company by visiting the shareholders' website at www.shareview.co.uk (shareholder reference number, shown on share certificates and tax vouchers, will be required).

Invensys nominee service
The Company has a nominee service under which shareholders can hold their shares electronically rather than in certificate form. Through the service, shareholders can also take advantage of streamlined dealing arrangements. Details of the service are contained in the Invensys Nominee Service brochure which is available from Lloyds TSB Registrars.

Dividend reinvestment plan
A dividend reinvestment plan ('DRIP') is available under which shareholders can elect to invest their cash dividend in additional ordinary shares in the Company. To participate in the DRIP, shareholders should contact Lloyds TSB Registrars for the relevant application form and the terms and conditions of the plan.

Sharegift
Sales of very small holdings of shares may suffer commission that is disproportionate to the sale price. Some sellers may wish to consider donating them to charity through Sharegift, a registered charity administered by The Orr Mackintosh Foundation. A Sharegift donation form is available from the Company's registrars. Further information about Sharegift is available at www.sharegift.org or from The Orr Mackintosh Foundation, 24 Grosvenor Gardens, London SW1W 0DH (Telephone +44 (0)20 7337 0501).

Capital gains tax
For the purpose of capital gains tax, the market value on 31 March 1982 of an Invensys ordinary share, adjusted for capitalisation issues, was 35.15016p. Shareholders who are in any doubt as to their tax position should seek specific advice from their financial advisers. Further information in relation to capitalisation issues and other matters affecting the base cost of Invensys ordinary shares may be obtained from the Company Secretary.

Financial calendar

Financial year end 2001/02	31 March 2002
Results for 2001/02 announced	30 May 2002
Ex-dividend date for 2001/02 final dividend	17 July 2002
Record date for 2001/02 final dividend	19 July 2002
Annual general meeting	24 July 2002
Last date for receipt of DRIP elections	20 August 2002
Payment date for 2001/02 final dividend	11 September 2002
Share purchase date for DRIP	11 September 2002
Interim results for 2002/03 announced	November 2002
Payment date for 2002/03 interim dividend	March 2003

Final dates and any changes will be announced and notified as appropriate.

Forward-looking statements
This report includes forward-looking statements, within the meaning of the US Private Securities Litigation Reform Act 1995, which are based on market projections, forecasts and expectations. Forward-looking statements are by their nature subject to uncertainties and external factors that may affect the actual outcomes compared with those anticipated.

Designed and produced by
williams and phoa
Photography by
Felix Clay/Newscast
Board photography by
Christine Donnier-Valentin
Printed in the UK

This report is printed on paper from sustainable forests using an elemental chlorine free process.

SEC No 82 - 2142

CHAIRMAN'S EXPLANATORY LETTER AND NOTICE OF MEETING

ANNUAL GENERAL MEETING
THE QUEEN ELIZABETH II CONFERENCE CENTRE
WEDNESDAY 24 JULY 2002 AT 10.30AM

This document is important and requires your immediate attention.

When considering what action to take, you are recommended to consult an independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have recently sold or otherwise transferred all of your shares in Invensys plc, please pass this document and the accompanying form of proxy to the purchaser or transferee, or to the agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The notice of annual general meeting is set out on pages 3 and 4.

invensys

Please note the time of 10.30am for commencement of the annual general meeting. This has been chosen, taking account of the timing of another event at The Queen Elizabeth II Conference Centre, in order to avoid large numbers moving at the same time through the entrance halls and with a view to your convenience on arrival and departure.

Shareholders with disabilities

The Queen Elizabeth II Conference Centre is wheelchair accessible and the auditorium, which is on the ground floor, is fitted with an induction loop. Some parking spaces are available for disabled drivers. If you have any parking, special access or other needs please contact us on telephone 020 7821 3719, facsimile 020 7821 3884 or e-mail anna.holland@invensys.com and we will be pleased to provide appropriate help.

invensys

Registered office: Invensys House, Carlisle Place, London SWIP IBX.
Registered in England No. 166023

14 June 2002

Invensys plc
Invensys House
Carlisle Place
London SW1P 1BX

Registered in England and Wales
No. 166023

FOR SHAREHOLDERS AND, FOR INFORMATION ONLY, OPTIONHOLDERS

Dear Shareholder

I am writing to inform you that the annual general meeting ('the AGM') of the Company will be held on Wednesday 24 July 2002 at 10.30am at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. Details of the business to be considered are set out in the notice of meeting that follows this letter. I would like to explain a number of the matters to be dealt with.

Remuneration report

The Board is committed to high standards of corporate governance and recognises its accountability to shareholders. You may be aware that the Government is proposing to make it a requirement for listed companies to submit their remuneration reports, including their remuneration policy, to shareholders for approval. As a matter of best practice, we have put our remuneration policy to shareholders each year since 1996. In anticipation of the proposed legislative changes, the Board will put its remuneration report to shareholders for approval this year. Included in that report is much of the information that we believe will be required, but until the new legislation is finalised it is impracticable to anticipate fully all the detailed requirements.

Directors

In accordance with Article 87 of the Articles of Association of the Company, Kathleen O'Donovan will retire by rotation this year, being the third year since she was last elected, and will offer herself for re-election. In addition, Rick Haythornthwaite and Larry Farmer were both appointed during the year and will retire in accordance with Article 92 at the AGM and offer themselves for election. Their biographical details are described on pages 32 and 33 of the annual report and accounts, and page 17 of the summary financial statement. Robert P Bauman will also retire at the meeting in accordance with Article 88 (being over the age of 70) and he will not seek re-election.

Authority to allot shares

Under the Companies Act 1985 the directors may only allot unissued shares if authorised to do so by the Articles of Association or by the shareholders in general meeting. In common with the practice of many other listed companies, we seek to renew this authority at each annual general meeting. Under Resolution 7, Invensys seeks a new authority to allot shares up to an aggregate nominal amount of £288,000,000. This represents approximately 33% of the total share capital of the Company in issue at the date of this letter. The directors have no present intention of exercising this authority save to satisfy options exercised under the Company's share option schemes. This authority will expire on 24 July 2007.

Resolution 8, which will be proposed as a special resolution, is to renew the directors' authority to allot equity securities for cash otherwise than in proportion to existing holdings. In the case of allotments other than for rights issues, the authority is limited to equity securities up to an aggregate nominal amount of £43,500,000. This represents approximately 5% of the total share capital of the Company in issue at the date of this letter. This authority will expire on 24 July 2007.

Authority to purchase own shares

Under Resolution 9, which will be proposed as a special resolution, the Company seeks to renew the current authority to make purchases in the market of its own ordinary shares subject to specified limits. The directors have no present intention of making any purchases but believe that the Company should retain the flexibility to take action if future purchases were considered desirable and in the best interests of shareholders, and could be expected to increase earnings per share.

The number of ordinary shares that the Company may purchase pursuant to this authority will be limited to a maximum of 349,000,000 ordinary shares representing approximately 10% of the total share capital of the Company in issue at the date of this letter. This authority will expire at the conclusion of the next annual general meeting.

New Invensys Deferred Share Bonus Plan

It is proposed to allow executives an opportunity to invest all or part of any annual cash bonus (or other remuneration) in shares in the Company. Subject to the satisfaction of a stretching performance condition and the executive remaining in employment and continuing to hold his invested shares for a specified lock-up period, he will become entitled to receive matching shares (initially on a ratio of 1:1 on a before-tax basis).

By increasing the executives' own investment in the Company this is intended to increase the alignment between their long-term interests and those of shareholders.

Further details of the new Plan are set out in Appendix 1 to this letter. Resolution 10 seeks authority to establish the new Plan.

Invensys 1998 Senior Executive Share Option Scheme and Invensys 1998 Senior Executive Long Term Incentive Plan (together 'the Executive Plans')

In order to allow greater flexibility for the Company to provide an appropriate range of incentives to executives in the many countries in which we operate across the world, it is proposed:

1 to amend the Rules of the Executive Plans by removing one of the limits that constrains the number of new shares that may be delivered during certain periods but without changing the maximum dilution limit required by institutional shareholder guidelines; and
2 to adjust the levels of grant to reflect more closely the prevailing market practices in the countries throughout the world in which our executives are employed. Performance targets will be scaled according to grant size.

Further details of the proposals are set out in Appendix 2 to this letter. Resolution 11 seeks authority to make the proposed amendment to the Rules of the Executive Plans.

Invensys Savings Related Share Option Schemes, Invensys Employee Share Ownership Plan 2000 and Invensys US Employee Stock Purchase Plan 2000 (together 'the Employee Plans')

At the same time, the Remuneration Committee proposes to amend the Rules of the Employee Plans to remove the flow-rate limit no longer required by institutional shareholders.

Further details of the proposals are set out in Appendix 3 to this letter. Resolution 12 seeks authority to make the proposed amendment to the Rules of the Employee Plans.

Political Parties, Elections and Referendums Act 2000 ('the PPER Act')

The Company's policy is that we do not make donations to political parties and we do not intend to change that policy. The PPER Act came into force last year and includes very broad definitions of political donations and expenditure which may have the effect of covering a number of normal business activities that might not be thought to be political expenditure in the usual sense. These could include sponsorship of industry forums, involvement in seminars and functions to which politicians may be invited and the making of provision for employees to take time off to campaign for and hold public office or to take part in union activities, not only in the UK but also across the entire European Union, where it is common practice in many countries for individual employees to be paid for such activities.

Unfortunately the PPER Act's definitions of these matters involve a number of areas of uncertainty and ambiguity that require guidance and clarification in due course by the Government or the courts. Meanwhile, on a precautionary basis and to avoid contravening the new legislation, we and other companies have been advised that it would be prudent to follow the procedure specified in the PPER Act to obtain shareholder approval to incur a level of expenditure to cover all these activities. Resolution 13 seeks authority to incur total expenditure of £200,000 in the forthcoming year but the Board emphasises that it will not use this authority to make any political donations as that expression would have been understood before the PPER Act was introduced.

Proxies and voting

This year we are providing facilities for proxies to be submitted electronically by those shareholders who wish to do so. Proxies may also be submitted by post as in previous years by shareholders preferring to continue with that method. Details are set out in the notice of meeting and on your proxy card. With your proxy is a card on which we would encourage you to make comments or ask a question. I will endeavour to provide a response to the most frequently raised matters in my address at the AGM. All substantive resolutions at the meeting will be decided by poll which will allow greater transparency in relation to the votes that have been cast by all our shareholders. Voting on a show of hands will continue to apply to procedural matters in relation to the efficient conduct of the meeting.

Recommendation and action to be taken

The Board considers that the proposed resolutions in the notice of meeting are in the best interests of the Company and its shareholders as a whole and recommends that you vote in favour as the directors intend to do in respect of their own beneficial holdings. Whether or not you intend to come to the meeting, please complete and return the accompanying prepaid form of proxy to the Company's registrar or use the electronic proxy facilities by not later than 10.30am on 22 July 2002. By doing so you will not preclude yourself from attending and voting in person at the meeting.

Yours sincerely

Lord Marshall of Knightsbridge
Chairman

NOTICE OF MEETING

Notice is hereby given that the 2002 annual general meeting of Invensys plc will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Wednesday 24 July 2002 at 10.30am for the following purposes:

Ordinary business

1 To receive the report of the directors and the audited statement of accounts for the year ended 31 March 2002.

2 To approve the Board's remuneration report contained in the report and accounts for the year ended 31 March 2002.

3 To declare a final dividend.

4 To elect or re-elect the following as directors who retire in accordance with the Articles of Association and offer themselves for election or re-election (to be proposed as separate resolutions):
   a Ms K A O'Donovan
   b Mr R N Haythornthwaite
   c Mr L E Farmer.

5 To re-appoint Ernst & Young LLP as auditors.

6 To authorise the directors to determine the auditors' remuneration.

Special business

7 To consider and, if thought fit, pass the following resolution as an ordinary resolution:
'That:
   a the directors be and are hereby generally and unconditionally authorised (in substitution for all subsisting authorities to the extent unused, other than in respect of any allotments made pursuant to offers or agreements made prior to the passing of this resolution) to exercise all powers of the Company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985) up to an aggregate nominal amount of £288,000,000;
   b this authority shall expire on 24 July 2007; and
   c the Company may before such expiry make offers or agreements which would or might require relevant securities to be allotted after such expiry.'

8 To consider and, if thought fit, pass the following resolution, which will be proposed as a special resolution:
'That, subject to and conditional upon the passing of Resolution 7 in the notice of annual general meeting dated 14 June 2002, the directors be and are hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94 of the Companies Act 1985) for cash pursuant to the authority conferred by the said Resolution 7 as if sub-section (1) of section 89 of the Companies Act 1985 did not apply to any such allotment provided that this power shall be limited:
   a to the allotment of equity securities in connection with a rights issue, open offer or other issue in favour of holders of ordinary shares and in favour of holders of any other class of equity security in accordance with the rights attached to such class where the equity securities attributable to the interest of all such persons are proportionate (as nearly as may be) to the respective numbers of equity securities held by them (and/or in accordance with the rights attached to the shares in question) (but subject to such exclusions or other arrangements as the directors may consider appropriate in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any regulatory body in, any territory or otherwise howsoever); and
   b to the allotment (otherwise than pursuant to sub-paragraph a above) of equity securities up to an aggregate nominal amount of £43,500,000,

and shall expire on 24 July 2007, save that the Company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry.'

9 To consider and, if thought fit, pass the following resolution, which will be proposed as a special resolution:
'That the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of its ordinary shares of 25p each ('ordinary shares') provided always that:
   a this authority is limited to a maximum number of 349,000,000 ordinary shares;
   b the maximum price which may be paid for an ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary shares are contracted to be purchased (exclusive of expenses);
   c the minimum price which may be paid for an ordinary share is 25p (exclusive of expenses); and
   d the authority hereby conferred shall, unless renewed prior to such time, expire at the conclusion of the Company's next annual general meeting, save that the Company may before such expiry enter into any contract under which a purchase of ordinary shares may be completed or executed wholly or partly after such expiry and the Company may purchase ordinary shares in pursuance of such contract as if the authority conferred hereby had not expired.'

10 To consider and, if thought fit, pass the following resolution as an ordinary resolution:
'That the directors be and are hereby authorised to establish the Invensys Deferred Share Bonus Plan in the form described in the Chairman's letter to shareholders dated 14 June 2002 and Appendix 1 to that letter and that the directors be and are hereby authorised to adopt and do all acts necessary to operate the Plan.'

11 To consider and, if thought fit, pass the following resolution as an ordinary resolution:
'That the directors be and are hereby authorised to amend the Invensys 1998 Senior Executive Share Option Scheme and the Invensys 1998 Senior Executive Long Term Incentive Plan as described in the Chairman's letter to shareholders dated 14 June 2002 and Appendix 2 to that letter.'

12 To consider and, if thought fit, pass the following resolution as an ordinary resolution:
'That the directors be and are hereby authorised to amend the Invensys Savings Related Share Option Schemes, the Invensys Employee Share Ownership Plan 2000 and the Invensys US Employee Stock Purchase Plan 2000 as described in the Chairman's letter to shareholders dated 14 June 2002 and Appendix 3 to that letter.'

13 To consider and, if thought fit, pass the following resolution as an ordinary resolution:
'That the Company be and is hereby authorised to make donations to EU Political Organisations and to incur EU Political Expenditure in an aggregate amount not exceeding £200,000 during the period ending on the date of the annual general meeting in 2003; for the purposes of this resolution, 'donations', 'EU Political Organisation' and 'EU Political Expenditure' have the meanings ascribed thereto in section 347A of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).'

By order of the Board
J R W Clayton
Company Secretary
14 June 2002

Notes:

1 Any member of the Company entitled to attend and vote at this annual general meeting may appoint one or more proxies to attend and, upon a poll, to vote on behalf of such member. A proxy need not be a member of the Company.

2 To be effective, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof, must be deposited with the Company's registrar at the address shown on the proxy form not later than 48 hours before the time of holding the meeting. Completion of a form of proxy will not preclude a member from attending and voting at the meeting in person.

3 A form of proxy is enclosed. However, a form of proxy can also be completed via the internet. On the enclosed form of proxy there is a printed Reference Number, Card ID and Account Number which, together, make up a unique 24-character reference. This number is unique to each member. To complete and lodge a form of proxy, a member can either complete the enclosed form of proxy and return it in the reply paid envelope provided or log onto www. sharevote.co.uk and complete a proxy on-line.

4 Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those members registered in the register of members as at 6.00pm on 22 July 2002 shall be entitled to attend and/or vote at the meeting. Changes to entries in the register of members after 6.00pm on 22 July 2002 shall be disregarded in determining the rights of any person to attend and/or vote at the meeting.

5 The following documents will be available for inspection at the registered office of the Company during usual business hours on any weekday (Saturday excluded) from the date of this notice until the close of the annual general meeting and will be available at the annual general meeting from 10.15am until the conclusion of the meeting:
   a copies of all contracts of service between the Company and the directors of the Company;
   b the Register of Directors' Interests in the share capital of the Company maintained in accordance with section 325 of the Companies Act 1985;
   c the proposed Rules of the new Invensys Deferred Share Bonus Plan;
   d the proposed amended Rules of the Invensys 1998 Senior Executive Share Option Scheme and of the Invensys 1998 Senior Executive Long Term Incentive Plan; and
   e the proposed amended Rules of the Invensys Savings Related Share Option Schemes, the Invensys Employee Share Ownership Plan 2000 and the Invensys US Employee Stock Purchase Plan 2000.

6 As at 13 June 2002 options over 153,679,928 new ordinary shares representing 4.4% of the current issued ordinary share capital were outstanding under all employee share schemes adopted by the Company. This would represent 5.5% of the issued share capital if the maximum number of ordinary shares were purchased under both the existing authority approved at the 2001 annual general meeting and the proposed authority under Resolution 9 .

APPENDICES

Appendix 1 – Invensys Deferred Share Bonus Plan ('Plan')

The principal terms of the Plan are as follows:

1.1 Invested shares

Under the Plan, the directors have discretion to invite selected employees and executive directors of the Group (who are not within six months of retirement) to use all or part of any annual cash bonus or other remuneration as determined by the directors to acquire shares in the Company ('Invested Shares'), on either a before-tax or post-tax basis. Awards may be made within 42 days of (i) adoption of the Plan or (ii) an announcement of results to the London Stock Exchange and also in exceptional circumstances as determined by the directors. Invested Shares will be held in trust and the participant will be entitled to any dividends and to vote in respect of the shares.

1.2 Matching shares

A participant who acquires Invested Shares may become entitled to free Matching Shares ('Matching Shares'). When the directors issue invitations to join the Plan, they may set a performance condition. If that performance condition is satisfied and the participant remains in employment and continues to hold his Invested Shares during a specified period ('Lock-up Period'), he will become entitled to receive Matching Shares. The maximum match under the Plan on a before-tax basis will be two Matching Shares for every one Invested Share. If Matching Shares cannot be issued or transferred to a participant due to legislative or administrative reasons then the participant may receive a cash equivalent instead. Benefits under the Plan are not pensionable.

Matching Shares may be awarded subject to a holding period at the discretion of the directors. An award of Matching Shares may be granted in the form of a share option.

The directors have discretion to set the performance condition, Lock-up Period and match ratio for each operation of the Plan. Initially, it is intended that performance conditions must be satisfied before any Matching Shares are awarded and that they will be given on a ratio of 1:1 on a before-tax basis.

1.3 Leaving employment

If a participant leaves due to retirement, redundancy, injury, disability or sale of the business or subsidiary for whom the participant works, his Invested Shares will be transferred to him upon cessation of his employment. The directors may make an award of Matching Shares to the participant, at their discretion, either upon cessation of employment, or at the end of the Lock-up Period.

If a participant's employment ceases due to death, his Invested Shares shall be transferred to his personal legal representatives. The directors, at their discretion, may make an award of Matching Shares.

If a participant leaves employment due to his resignation or dismissal for cause his Invested Shares shall (subject to any forfeiture conditions imposed by the directors) be transferred to him, but he will not be eligible to receive any Matching Shares.

1.4 Change of control, merger or other reorganisation

On a takeover, scheme of arrangement, merger or other corporate re-organisation (other than an internal restructuring), Invested Shares will be transferred to the participant. The directors may at their discretion make an award of Matching Shares. In exercising their discretion to make an award of Matching Shares, the directors will take into consideration the recent underlying financial performance of the Company. Alternatively, participants may be required to exchange their shares for shares in the acquiring company which will then continue to be held by the trustees and subject to the Rules of the Plan.

1.5 Variation in share capital

Invested Shares and Matching Shares may be adjusted, at the discretion of the directors, following any variation in the share capital of the Company.

1.6 Plan limits

In any 10 year period, not more than 10% of the issued ordinary share capital of the Company may be issued or be issuable under the Plan and all other employee share plans established by the Company. This limit does not include options or awards which have lapsed, or been surrendered.

1.7 Amendments

The directors may amend the Plan as they consider appropriate. However, shareholder approval will be required to amend certain provisions to the advantage of participants. These provisions relate to eligibility; individual and Plan limits; rights attaching to awards and shares; adjustment of awards on variation in the Company's share capital; and the amendment powers. The directors can make minor amendments to the Rules of the Plan, without shareholder approval, to benefit the administration of the Plan and to take account of any changes in legislation, any overseas tax, exchange control, securities or other laws. The directors may also adopt schedules to the Plan modifying the Rules to take account of overseas tax, exchange control and securities laws.

1.8 Termination

The directors may terminate the Plan at any time, but termination will not affect subsisting rights.

No award of Invested Shares may be made later than 10 years after the Plan is approved by the Company in general meeting, although a related award of Matching Shares may be made outside this period.

Appendix 2 – Invensys 1998 Senior Executive Share Option Scheme and Invensys 1998 Senior Executive Long Term Incentive Plan (together 'the Executive Plans')

2.1 Removal of limit

It is proposed to remove one of the limits that currently applies to the grant of options and awards over new shares under the Rules of the Executive Plans. This limit presently requires that the aggregate number of shares issued or issuable in respect of options and awards made under any discretionary share scheme in any 10 year period shall not exceed 5% of the issued share capital at the date of grant.

This limit has not currently been exceeded. However, the anticipated potential requirement to grant options and awards in future years would be constrained if this limit remains in place. The removal of the limit would permit us to respond more flexibly in the future to the needs of our operating divisions to offer incentives at levels appropriate to the size of their business.

The Remuneration Committee will continue to monitor the dilution rate and recognises that it would be desirable for shareholders to return to compliance with the 5% guideline within an appropriate timeframe but does not anticipate such a return in the medium-term at current share price levels and based on current grant policy without cancellation or lapsing of subsisting options.

The Remuneration Committee does not propose to amend the current over-riding limit in the Rules of the Executive Plans that stipulates that the aggregate number of shares issued or issuable in respect of share options granted and awards made under all employee schemes adopted by the Company shall not exceed 10% of issued share capital in any 10 year period.

2.2 Award levels

Under the Rules of the Executive Plans the level of awards is required to be determined by the Remuneration Committee according to the prevailing market practice in the relevant country. Except for new appointments, where individual circumstances need to be taken into account, the range generally applicable to grants of options under the Executive Plans to executive directors and senior executives is a number of shares equivalent in value at the date of grant up to 2.0 times salary.

The Remuneration Committee intends that the annual aggregate level in respect of grants and awards applicable to executive directors and senior executives should be within a range up to a maximum of 4.0 times salary (with any award under the LTIP not exceeding 2.0 times annual salary). Grants and awards within that range should continue to be determined having regard to corporate and individual performance and to the seniority of the executive and the market practice in the relevant country. This year the Remuneration Committee intends to introduce scale targets for regular grants of options such that greater performance achievement would be required for any annual grants of options in excess of 2.0 times salary.

In accordance with the Rules of the Executive Plans, the proposed change to the levels of award does not require shareholder approval. The Remuneration Committee will in the future continue to monitor the levels of award to amend them to reflect changes in prevailing market practices in any relevant countries.

Appendix 3 – Invensys Savings Related Share Option Schemes, Invensys Employee Share Ownership Plan 2000 and Invensys US Employee Stock Purchase Plan 2000 (together 'the Employee Plans')

Following changes to institutional shareholder guidelines, it is proposed to remove the numerical flow rate limit contained within the Rules of the Employee Plans which state that the aggregate number of shares issued or issuable in respect of options granted and awards made under all employee share schemes adopted by the Company shall not exceed 5% of the issued share capital in any 5 year period.

This limit has currently not been exceeded. However,as with the Executive Plans, the anticipated potential requirement to grant options in future years would be constrained if the limit remains as it is.

The Remuneration Committee does not propose to amend the current over-riding limit in the Rules of the Employee Plans that stipulates that the aggregate number of shares issued or issuable in respect of options granted and awards made under all employee share schemes adopted by the Company shall not exceed 10% of issued share capital in any 10 year period.

Invensys plc
Invensys House
Carlisle Place
London SWIP IBX
Telephone +44 (0)20 7834 3848
Facsimile +44 (0)20 7834 3879
www.invensys.com